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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangnan Holdings Ltd

*CURRENT ADDRESS

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PROCESSED NOV 01 2004 THOMSON FINANCIAL

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FILE NO. 82- 4725 FISCAL YEAR 12-31-03

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DAT : 10/26/04

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

~~82-5725~~
82-4725
ARIS
12-31-03

2003 年報

二零零三年年報

廣南(集團)有限公司

目錄

公司資料

董事會

執行董事

梁　江(主席)
譚雲標
曾翰南

非執行董事

趙雷力
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
干諾道西167號
天津大廈15樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

二零零三年，本集團認真貫徹落實「提高隊伍素質、創新經營機制、整合業務結構、發展優勢企業、增強競爭能力」的三十字工作方針，在突出抓好馬口鐵核心業務、著力培育優勢企業、確立專業發展馬口鐵業務的思路、加快非核心業務的清理、深入開展挖潛增效、抓好歷史應收賬款追收、建立激勵約束機制、提高員工隊伍素質等方面取得新的進展，在經營環境較為嚴峻的情況下，仍實現了較好的經濟效益。

截至二零零三年十二月三十一日，本集團的綜合營業額為港幣1,525,807,000元，比二零零二年的港幣1,783,020,000元，減少港幣257,213,000元，下降14.4%。營業額下跌的主要原因是，廣南鮮活食品有限公司從二零零三年一月起決定退出已開放一年的塘魚市場，令營業額減少港幣185,427,000元，而家禽業務則受禽流感和非典型肺炎疫情影響減少營業額港幣77,532,000元。面對市場的變化，通過管理層採取前述的各項措施，減少了對2003年整體利潤的衝擊。二零零三年年度，本集團實現除稅前溢利港幣120,320,000元，比二零零二年年度的除稅前溢利港幣126,939,000元，僅減少港幣6,619,000元，下降5.2%。二零零三年年度，股東應佔溢利為港幣102,762,000元，比二零零二年年度減少港幣12,747,000元，減少11.0%。每股基本盈利港幣1.14仙。本公司董事會決議不派發中期股息及不建議派發末期股息。

二零零三年，是本集團調整戰略發展思路、重建核心業務的重要一年。在著力培育成功回購的中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）和中山市山海實業有限公司（「山海實業」）的馬口鐵及物業租賃業務的基礎上，二零零三年，本集團對各業務板塊的經營現狀、盈利能力、競爭能力、市場前景、發展空間等進行了認真的分析研究，決定對廣南業務架構進行戰略性調整，確立了本集團重點發展馬口鐵及其相關業務的發展思路，將逐步退出非核心、非優勢的牲畜飼養、飼料生產、食品貿易業務，加快處理不良資產和非核心業務的方案。通過公開招標，轉讓出售了東莞廣南畜牧發展有限公司（「東莞廣南」）的51%股權，出售了東莞金皇食品有限公司（「東莞金皇」）豬場的流動資產。本集團認為，馬口鐵業務的盈利約佔本集團經營溢利總額的80%，該項業務未來具有一定的市場前景和發展空間，是一項可能做強做大的業務。通過處理非核心、非優勢業務，有利於形成清晰的以馬口鐵業務為主幹的新的業務體系。

展望二零零四年，困難與希望並存，挑戰與機遇同在。馬口鐵市場的持續增長，為本集團的發展提供了良好的機遇，但進口馬口鐵原板材料緊缺及價格上升，又給生產經營帶來了困難。在新的一年裏，本集團將一手抓經營一手抓發展。在抓好今年生產經營，發揮本集團目前在國內獨家生產鍍鉻鐵的產品優勢，實現較好效益的同時，二零零四年，本集團將利用現有超過港幣200,000,000元的資金優勢，動用部分資金，興建一條鍍鉻鐵專用生產線，預期可在二零零五年上半年建成投產後，爭取使中粵馬口鐵的馬口鐵年生產能力居國內同行業的第三位。通過新建生產線，加快技術改造步伐，發揮鍍鉻鐵產品優勢，迅速提升本集團的生產能力、綜合實力和核心競爭力，向建設專業化集團的目標邁進。

主席
梁江

香港，二零零四年四月八日

業務回顧

概述

二零零三年仍然是經營困難較多的一年。鮮活商品代理業務受國家放開塘魚配額管理及開放冰鮮雞市場、受禽流感、非典型肺炎疫情的影響，營業額繼續下跌；飼料生產、牲畜飼養業務受原材料價格上漲的影響，經營較為困難；馬口鐵業務受進口冷軋薄板緊缺且價格上漲的影響，致使產銷量及毛利較二零零二年回落。面對困難的經營環境，本集團採取了一系列措施，包括：在馬口鐵原材料緊缺、產品銷售供需矛盾突出的情況下，在生產上側重生產毛利率較高的鍍鉻鐵優勢產品，在銷售上實行「五優先」的營銷策略，即在本公司印鐵廠加工塗印鐵的客戶優先、廣東省內客戶優先、鍍鉻鐵訂單優先、現金或現滙付款優先、高於公司控制價格的訂單優先的銷售策略，爭取有限資源的效益最大化；制訂鮮活商品自營業務激勵機制，擴大名優、土種活雞的自營業務；壓縮毛虧飼料產品生產，嚴格控制賒銷；逐步退出牲畜飼料業務，加快東莞廣南、東莞金皇、高要廣南畜牧發展有限公司(「高要廣南」)3個豬場的處理；加大應收賬款的追收力度；加強對聯營企業的管理監控，等等。通過調整經營思路和經營策略，採取一系列行之有效的經營措施，有效地控制了經營風險，使二零零三年税前利潤較二零零二年沒有大的滑落。

管理層認為，儘管二零零三年生產經營受外部環境的制約，税前利潤較二零零二年略為遜色，但經營運作較為平穩。主產品馬口鐵、鍍鉻鐵保持良好的銷售勢頭，其毛利率仍然維持在15%的較高水平；鮮活業務營業額下跌23.1%，經營溢利較二零零二年減少港幣3,333,000元，跌幅23.1%；聯營公司取得較好的經營業績，本集團應佔聯營公司税前溢利較二零零二年增長港幣8,800,000元，增長83.2%。本集團資產狀況良好，財務資源充裕，經營運作穩健，經營效益尚好。

馬口鐵業務

二零零三年，本集團附屬公司中粵馬口鐵生產馬口鐵94,392噸，銷售94,073噸，分別比二零零二年下跌14.8%和15.4%；營業額港幣538,765,000元，比二零零二年，下降4.8%；經營溢利較

二零零二年減少港幣33,384,000元，下降36.9%。減少主要是由於原板緊缺，原板、原油價格大幅上漲，成本上升幅度比銷售價格增幅為高。

二零零三年，中粵馬口鐵鍍鉻鐵新產品被評為「廣東省名牌產品」，其生產工藝經國家專利局核准為發明專利。管理層認為，馬口鐵業務是本集團盈利貢獻最大，且最具發展潛質的核心業務，是本集團未來發展的重點。經市場調研和可行性論證，管理層決定在二零零四年新建一條鍍鉻鐵的專用生產線。該項目現已正式啟動，預計在二零零五年上半年建成投產後，馬口鐵系列產品的年生產能力將由現在的120,000噸提升到200,000噸，產能將居國內馬口鐵同行業的第三位。本集團期望，通過培育和發展廣南的優勢業務，把馬口鐵業務做強做大，為把本集團建設成為生產和銷售馬口鐵系列產品的專業化公司奠定基礎。與此同時，本集團將致力於發展與馬口鐵業務相關的業務，正積極探討在中山市高新技術開發區建設「中國金屬容器包裝印刷基地」的可能性。

物業租賃業務

本集團之租賃物業包括山海實業的工業廠房及員工宿舍、中粵馬口鐵的印鐵廠房及設備及香港的寫字樓物業。二零零三年，本集團之物業租賃業務錄得總收入為港幣37,059,000元，收入較二零零二年增加30.6%，物業租賃業務實現經營溢利港幣26,491,000元，較二零零二年增加38.0%。

鮮活商品業務

二零零三年，鮮活商品業務錄得營業額港幣751,901,000元，與二零零二年比較減少港幣225,741,000元，下降23.1%；實現經營溢利港幣11,100,000元，比二零零二年減少港幣3,333,000元，下降23.1%。

管理層認為，鮮活商品業務作為本集團的傳統業務，是過往本集團的核心業務之一，為本集團的發展作出過重大的貢獻。中國加入世界經濟貿易組織後，國家將逐步放開鮮活商品的配額管理，市場競爭將更為激烈。鑒於本集團鮮活商品業務主要是國家政策指定代理內地鮮活商品的分銷業務，為此，管理層決定對鮮活商品業務不再作更大的資本性投入，按目前的經營方式積極維持經營。

作為鮮活商品的代理及為確保代理合同的一致性，本集團於二零零四年與所有鮮活商品供應商簽訂新協議。在新協議之下，本集團的代理角色仍維持不變，但不再承擔貨品買賣的風險，因此從二零零四年一月起，損益表的表述將按會計政策作出修改，營業額由以往的鮮活商品銷售金額改為佣金收入，即約為銷售金額與有關的成本及費用的淨差異，使其更能反映交易的法律含意。

飼料生產業務

二零零三年，飼料生產業務營業額為港幣115,403,000元，較二零零二年增長26.4%，但因糧食漲價帶動飼料原材料價格全面暴漲、提取壞賬損失及固定資產減值準備合共港幣35,991,000元，錄得除税前虧損港幣36,388,000元，企業由盈變虧。

管理層認為，飼料生產行業是以原材料加工為主且毛利極微的行業，原材料成本佔產品成本的90%以上，銷售市場多為農戶。由於飼料行業技術含量較低，生產能力過剩，市場競爭十分激烈，同行業普遍採用賒銷產品作為促銷手段，鋪墊市場的資金頗大，面對千家萬戶農戶，應收貨款風險很大。鑒於本集團已確立專業發展馬口鐵業務的發展思路，為規避潛在的經營風險，管理層將逐步退出飼料生產業務，在維持保本經營的情況下，積極尋找買家，將廣南(湛江)家豐飼料有限公司整體轉讓出售。

食品貿易業務

二零零三年，本集團食品貿易業務完成營業額港幣52,190,000元，較二零零二年下跌25.0%；實現經營溢利港幣646,000元，較二零零二年下跌45.7%。

管理層認為，食品貿易業務是本集團非核心、非優勢業務，盈利貢獻較小。受本集團退出超市業務後的市場資源限制，食品貿易業務缺乏發展空間，管理層將逐步退出食品貿易業務。

牲畜飼養業務

二零零三年，本集團亦啟動了逐步退出牲畜飼養業務的方案。分別於二零零三年五月對東莞金皇食品豬場流動資產和部分固定資產一次性轉讓出售後，對該豬場場地、設備實行出租經營；於二零零三年八月以人民幣5,000,000元，將本集團擁有的東莞廣南的51%權益轉讓出售，為本集團帶來港幣9,097,000元的利潤。管理層將出售高要廣南。

財務狀況

於二零零三年十二月三十一日，本集團總資產為港幣955,975,000元，而總負債為港幣333,342,000元，分別較去年底減少港幣7,078,000元及港幣114,724,000元。流動資產淨值由去年年底的港幣73,049,000增加至港幣126,507,000元，而流動比率(流動資產除以流動負債)較去年年底的1.21上升至1.39。集團財務狀況已較二零零二年年底得到進一步強化，顯示本集團業績逐步改善，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零三年十二月三十一日，集團現金結餘為港幣254,457,000元，較去年年底現金結餘增加4.7%。二零零三年主要的現金流出是提早贖回港幣80,000,000元的計息可換股票據。

集團之計息借款是按要求還款及按年息率5.3厘至7.5厘計算。於二零零三年十二月三十一日，集團計息借款為港幣57,700,000元。因此本集團的負債比率(即集團計息借款除以股東資金)由去年底的28.1%大幅減少至9.6%。

於二零零三年十二月三十一日，本集團的信貸總額為港幣269,459,000元，並已動用其中港幣104,829,000元。尚未動用的銀行信貸額為港幣164,630,000元。以手持的現金及營運產生的現金流，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

集團資產抵押

於二零零三年十二月三十一日，本集團若干賬面值為港幣2,814,000元的固定資產已抵押予銀行，作為本集團取得為數港幣9,004,000元的一般銀行信貸額。

此外，於二零零三年十二月三十一日，本集團若干的應收票據(金額約為港幣40,000,000元)已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一附屬公司的前少數股東追討等同金額欠款的法律訴訟保全的擔保。

可換股票據

本集團於二零零一年十二月三日發行可換股票據共港幣185,000,000元予本公司一間同母系附屬公司 Richway Resources Limited，作為收購中粵材料有限公司的部份代價。該等票據按固定年息率4.5釐計息，可轉換為本公司普通股，初步換股價為每股港幣0.155元。為減少可換股票據的利息支出，年內集團分別於二零零三年十二月六日及十九日贖回可換股票據共港幣80,000,000元。於二零零三年十二月三十一日，本集團已贖回所有可換股票據。

滙率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的滙率於期內相對穩定，本集團並未面對重大的外滙風險。

員工及薪酬政策

於二零零三年十二月三十一日，本集團全職僱員人數共544名，比二零零二年同期減少264名。其中29名在香港及515名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零三年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。

前景展望

展望二零零四年，經營環境仍極具挑戰性。馬口鐵原板緊缺、價格上升，將成為今年馬口鐵生產銷售的「瓶頸」；春節後爆發的禽流感疫情將對今年鮮活商品業務造成嚴重影響；隨著業務結構的整合，逐步退出牲畜飼養、飼料生產和食品貿易等業務後，將對今年營業額有較大

影響。為了化解二零零四年生產經營的不利因素，變被動為主動，並推動公司未來發展，本集團決定採取如下幾項主要措施：(一)改革現有的管理模式，變控股管理為直接經營，對內部管理架構進行改革和調整，減少管理層次，縮短管理鏈條，實行「扁平化」管理。(二)改革薪酬分配制度，在重點企業中山中粵馬口鐵工業有限公司實行噸產量、噸銷量、萬度發電量、萬元物業收入工資含量為主要內容的經營目標考核責任制，調動員工積極性。(三)努力解決馬口鐵原材料緊缺的「瓶頸」問題，拓展進口採購渠道和材料品種，探討原材料國產化的可能性，挖掘產銷潛能，努力實現既定的效益目標。(四)抓緊鍍鉻鐵專用生產線的建設，確保生產、建設兩不誤，爭取早日建成投產發揮效益。(五)制訂並組織實施好本集團未來五年企業發展戰略規劃，積極開發馬口鐵新產品和與本集團馬口鐵核心業務相關的有市場發展前景的業務。本集團堅信，憑藉馬口鐵產品二零零三年被評為廣東省名牌產品的優勢、國內獨家生產鍍鉻鐵產品的競爭力、以及本集團充裕的財務資源及穩健的管理團隊，在可預見的幾年內，本集團將堅定地向建設專業化集團的目標邁進。

董事會欣然提呈彼等之報告連同截至二零零三年十二月三十一日止年度之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、工業物業的發展及租賃、鮮活商品之代理、飼料生產、食品貿易及牲畜飼養。本集團主要在香港及中國廣東省經營業務。

於本財政年度內本集團按主要業務之營業額分析，以及按業務和地區分類之經營業績分析，分別載於財務報表附註2及14。

業績及股息

本集團截至二零零三年十二月三十一日止年度之綜合業績載列於第25頁之綜合損益表。

本年度董事會議決不派發中期股息(二零零二年：港幣零元)及建議不派發末期股息(二零零二年：港幣零元)。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註15(a)及15(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零三年十二月三十一日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團之借貸詳情載列於財務報表附註24。年內本集團並無將利息資本化。

股本

本公司股本的詳情載於財務報表附註28。

可換股票據

可換股票據之詳情載於財務報表附註26。

儲備

年內本集團及本公司之儲備變動情況分別載於財務報表附註29(a)及29(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註34。

主要客戶及供貨商

於回顧年內，本集團銷售予五大客戶佔本集團全年總銷售額30.9%及本集團最大的客戶佔本集團全年總銷售額20.0%。本集團從五大供應商採購額佔本集團全年總採購額35.1%及本集團最大的供應商佔本集團全年總採購額14.0%。

董事、彼等之聯繫人士或任何股東（據董事所知彼等擁有本公司已發行股本5%以上）概無擁有本集團五大客戶及供應商之任何權益。

物業

本公司之主要物業的詳情載列於第90頁。

財務概要

本集團截至二零零三年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第91及第92頁。

董事

年內及截至本報告刊發之日止，本公司之董事如下：

執行董事

梁　江
譚雲標（於二零零四年二月二十六日獲委任）
曾翰南（於二零零四年二月二十六日獲委任）
李相彬（於二零零四年二月二十六日辭任）
許偉文（於二零零三年一月六日獲委任及於二零零四年二月二十六日辭任）
胡靜儀（於二零零三年一月六日辭任）

非執行董事

趙雷力（於二零零四年二月二十六日獲委任）
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

根據本公司之組織章程細則第92條，趙雷力先生、譚雲標先生及曾翰南先生將於即將召開的股東週年大會上依章退任，彼等符合資格，並願膺選連任。

根據本公司之組織章程細則第101條，Gerard J. McMahon 先生及李嘉強先生將於即將召開之股東週年大會上輪值退任，彼等符合資格，並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於二零零三年十二月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益或淡倉(i)根據證券及期貨條例第 XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於普通股之好倉

(i) *本公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁江	300,000	0.003%

(ii) *粵海投資有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁劍琴	150,000	0.003%

(iii) *粵海啤酒集團有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.006%
梁劍琴	46,000	0.004%

(iv) *粵海制革有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

(II) 於有關粵海投資有限公司普通股的購股權之好倉

董事姓名	購股權授出日期*	購股權數目 於二零零三年一月一日持有	購股權數目 年內授出	購股權行使期	就授出購股權已付之總代價	行使購股權時須支付之每股價格	年內之購股權數目 已行使	年內之購股權數目 已失效	年內之購股權數目 已註銷	於二零零三年十二月三十一日持有購股權數目
		千份	*千份*		*港元*	*港元*	*千份*	*千份*	*千份*	*千份*
梁劍琴	16/03/98	450	—	17/09/98至16/09/03*	—	3.024	—	450	—	—
	10/08/01	400	—	11/02/02至10/02/07*	—	0.5312	400	—	—	—

* *倘屆滿日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零三年十二月三十一日，本公司董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第XV 部）之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

本公司之購股權計劃

於一九九四年十一月二十一日，為使董事及僱員之利益與本公司股東利益相符，本公司採納一項購股權計劃（「一九九四年購股權計劃」），據此，董事獲授權酌情邀請本公司及其附屬公司之董事或僱員認購購股權以認購本公司股份。根據一九九四年購股權計劃要約授出之購股權可於作出該要約日期後21

日內以書面接納。根據一九九四年購股權計劃授出之購股權可於接納購股權日期後十二個月起至該接納日期之四年期結束之日或二零零四年十一月二十日(以較早者為準)止之期間行使。一九九四年購股權計劃將於二零零四年十一月二十日屆滿。

於二零零一年八月二十四日，為設有一項條款符合現代商業慣例及給予董事更大靈活性之新購股權計劃，本公司採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付港幣10元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。二零零一年購股權計劃將於二零一一年八月二十三日屆滿。

就根據一九九四年購股權計劃及二零零一年購股權計劃(統稱「該等計劃」)可授出之購股權(連同已行使之購股權及當時尚未行使之購股權)所涉股份總數與受該等計劃規限之任何股份合共不得超過授出購股權當時本公司已發行股本10%(不包括行使該等計劃所授出購股權而發行之任何股份)。於本報告刊發之日止，並無根據一九九四年購股權計劃所授出但尚未行使之購股權，而根據二零零一年購股權計劃所授出購股權而將予發行之股份數目為140,400,000股股份，佔本公司已發行股份約1.56%。

該等計劃的每位參與者最多可認購不超過當時本公司根據該等計劃已發行及將發行股份總數的25%。

根據該等計劃所授出購股權之行使價由董事酌情決定，惟不得低於(i)本公司股份面值；及(ii)緊接授出購股權日期前五個交易日股份於聯交所報價表所報平均收市價80%兩者中之較高者。

於二零零一年九月一日，聯交所已修訂了上市規則中關於購股權計劃的規定。倘本公司擬根據二零零一年購股權計劃授出購股權，本公司將會同時遵守上市規則之規定。

年內，本公司並無授出購股權。本公司於年內已獲行使和已失效之購股權及於年結日尚未行使之購股權詳情載於財務報表附註27。

於二零零三年十二月三十一日，概無根據一九九四年購股權計劃已授出但尚未行使的購股權。

於二零零三年十二月三十一日，本公司董事概無擁有可根據二零零一年購股權計劃認購本公司股份之權益。若干僱員擁有以下可根據二零零一年購股權計劃認購本公司股份之權利。每份購股權給予持有人權利可認購一股本公司每股面值港幣0.1元之股份。

類別	購股權授出日期#	購股權數目 於二零零三年一月一日持有 千份	購股權數目 年內授出 千份	購股權行使期	授出購股權之已付總代價 港元	行使購股權時須支付之每股價格 港元	年內之購股權數目 已行使 千份	年內之購股權數目 已失效 千份	年內之購股權數目 已註銷 千份	於二零零三年十二月三十一日持有購股權數目 千份	於年內股價(**) 購股權授出日 港元	於年內股價(**) 購股權行使日 港元
僱員及其他參與者	24/08/01	176,000	—	26/11/01至25/11/06*	10	0.1495	17,500	125,000	—	33,500	—	0.1715

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。*

* *倘二零零六年十一月二十五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

** *所披露之購股權行使日股價，乃於緊接購股權獲行使之前的一個交易日，本公司股份於聯交所所報之平均收市價。*

*附註：*於二零零三年十二月三十一日，根據二零零一年購股權計劃尚未行使購股權所涉股份約佔本公司已發行股本0.37%。

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之利益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大利益。

董事於競爭性業務的利益

於本年度內，本公司董事梁江先生及羅蕃郁先生亦為廣東控股有限公司(「廣東控股」)之董事。廣東控股及其附屬公司(「廣控集團」)擁有多元化之業務權益，其中包括製造業務、貿易及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事認為廣控集團之任何業務並無直接或間接在任何重大方面與本集團之業務競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第86至第89頁。

主要股東

於二零零三年十二月三十一日，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司(「粵港」)*(附註)*	5,364,948,680	59.51%	好倉
廣東控股有限公司(「廣東控股」)	5,364,948,680	59.51%	好倉

附註： 粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

除上文所披露者外，於二零零三年十二月三十一日，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在財務報表附註26內所載和在第86至第88頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節項目1A、B及D所披露外，本公司與本公司控股股東之附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司的全資附屬公司中粵材料有限公司(「中粵材料」)與本公司之控股股東廣東控股的全資附屬公司 Richway Resources Limited(「Richway」)訂立了一份貸款協議。Richway 提供一筆人民幣50,000,000元的貸款。該筆貸款為無抵押、免息及沒有指定還款期。在二零零三年十二月三十一日之後，中粵材料向 Richway 償還部份貸款金額為人民幣25,000,000元。

薪酬委員會

本公司已成立薪酬委員會負責收集意見及向董事會就有關高級員工的薪酬政策、購股權或激勵的計劃作出建議。委員會成員包括主席、總經理及三位獨立非執行董事。

於回顧年度該委員會已舉行兩次會議研究有關事宜。

審核委員會

根據上市規則附錄14所載之最佳應用守則(「最佳應用守則」)，本公司已成立審核委員會，而三名獨立非執行董事均為審核委員會成員。審核委員會主要負責審閱本集團之內部監控及遵守程序的足夠性及有效性，並審閱制定本集團會計報告及財務報表的準則、政策及實務以遵守所有法定要求。

該委員會定期舉行會議，於回顧年度共舉行過六次會議。

最佳應用守則

據董事所知，本公司於本年度經已遵守最佳應用守則，惟非執行董事之任期並無具體規定，原因為根據本公司之組織章程細則，彼等須於股東週年大會上輪值退任，惟可膺選連任。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

在聯交所網頁刊登詳盡資料

根據上市規則附錄16第45(1)至45(3)段所規定本公司所有財務及其他有關資料，將於適當時間內在聯交所網頁刊登。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命
主席
梁江

香港，二零零四年四月八日

執行董事

梁江先生，51歲，於二零零二年一月獲委任為本公司主席，現時亦擔任兩間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海實業」)董事長。彼亦為廣東控股有限公司(「廣東控股」)董事。梁先生畢業於華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為廣東控股的附屬公司。

譚雲標先生，39歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生畢業於中國華南農業大學，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入山海實業及中粵馬口鐵，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。譚先生對企業發展、企業管理和營銷管理具豐富經驗。

曾翰南先生，34歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業(集團)有限公司(「粵海企業」)。在加入本公司前，擔任廣東控股財務部副總經理。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及企業管治均具經驗。

非執行董事

趙雷力先生，50歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任廣東粵港投資控股有限公司董事及廣東控股常務董事，現時亦擔任粵海啤酒集團有限公司(「粵海啤酒」)非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。趙先生具有豐富人事組織管理、稽核管理及工程管理等工作經驗。

羅蕃郁先生，48歲，於二零零零年五月獲委任為本公司非執行董事，現為廣東控股董事及粵海啤酒非執行董事，曾擔任粵海制革有限公司非執行董事。羅先生於一九八七年加入粵海企業，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中山大學經濟系。

梁劍琴小姐，39歲，於二零零二年七月獲委任為本公司非執行董事。梁小姐畢業於廣州暨南大學會計系，持有經濟學碩士學位。彼為特許公認會計師公會會員及中國註冊會計師協會會員。梁小姐曾於一九九七年加入粵海投資有限公司工作，現為廣東控股財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON 先生，60歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證監會的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。彼亦正式被確認為香港大律師。McMahon先生於一九九七年起，曾擔任為香港、印尼及澳洲多間上市公司的非執行董事，現為卓亞（企業融資）有限公司董事。

譚惠珠小姐，*金紫荊星章、太平紳士、榮譽法學博士、法學學士(榮譽)、大律師*，59歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他五間香港上市公司的非執行董事，分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司及豐德麗控股有限公司。彼現為香港機場管理局及市區重建局成員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，51歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干上市公司之執行董事及財務總監。

梁江先生、譚雲標先生、曾翰南先生、蕭澤光先生、羅建華先生、蔣新國先生及葛紅光先生為本公司之高層管理人員。

高層管理人員

蕭澤光先生，34歲，於二零零零年十二月獲委任為本公司副總經理，現為本公司的若干附屬公司的董事長，包括廣南鮮活食品有限公司及廣南貿易發展有限公司等。蕭先生持有中山大學經濟系學士學位及美國舊金山大學工商管理碩士學位。彼亦持有特許財經分析師資格，為香港財經分析師學會會員及美國投資管理研究會會員。蕭先生於一九九六年加入粵海企業規劃發展部及經營管理部任副經理，並於一九九九年至二零零零年在粵海企業重組辦工作及任廣東控股人事考核部副總經理。

羅建華先生，49歲，於二零零三年十二月獲委任為本公司副總經理，現時亦擔任山海實業及中粵馬口鐵副總經理。自二零零一年加入本公司，羅先生出任行政及人事部總經理，曾任助理總經理。在加入本公司前，曾歷任廣東省東江—深圳供水工程管理局秘書、辦公室副主任及主任等職務。羅先生於中山大學漢語言文學專業畢業。

蔣新國先生，47歲，於二零零四年三月獲委任為本公司副總經理。蔣先生於一九八九年加入山海實業及中粵馬口鐵，於一九九八年出任該兩間附屬公司副總經理。在一九七六年至一九七八年期間，在中國湖南一錫礦地質勘探隊工作。在一九八二年至一九八九年，他曾在中國河南舞陽鋼鐵公司工作。蔣先生畢業於中國中南大學。

葛紅光先生，32歲，於二零零四年三月獲委任為本公司副總經理。葛先生於二零零二年加入山海實業及中粵馬口鐵任副總經理。在此之前，彼於廣東控股戰略發展部任副經理，曾在中國工商銀行海南省分行工作。葛先生於中國科學技術大學精密機械與精密儀器系畢業，持有中國人民銀行研究生部金融學碩士學位。

KPMG

致廣南(集團)有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第25至第85頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製這些財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些財務報表提出獨立意見，並按照香港《公司條例》第141條的規定，只向作為法人團體的股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃及進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就財務報表是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實和公允地反映 貴公司及 貴集團於二零零三年十二月三十一日的財政狀況和 貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，二零零四年四月八日

截至二零零三年十二月三十一日止年度
（以港幣列示）

	附註	二零零三年 千元	二零零二年 千元
營業額	2	**1,525,807**	1,783,020
銷售成本		**(1,373,795)**	(1,571,001)
毛利		**152,012**	212,019
其他收益	3	**11,702**	22,073
其他費用淨額	4	**(214)**	(602)
分銷成本		**(32,819)**	(54,486)
行政費用		**(51,856)**	(62,733)
其他經營費用		**(5,876)**	(5,040)
經營溢利		**72,949**	111,231
非經營收入	5	**66,521**	35,989
非經營費用	6	**(30,862)**	(18,812)
融資成本	7(a)	**(7,664)**	(12,045)
應佔聯營公司溢利減虧損		**19,376**	10,576
除稅前日常業務溢利	7	**120,320**	126,939
所得稅	8	**(12,933)**	(9,747)
除稅後日常業務溢利		**107,387**	117,192
少數股東權益		**(4,625)**	(1,683)
股東應佔溢利	11	**102,762**	115,509
每股盈利	12		
基本		**1.14仙**	1.28仙
攤薄		**1.12仙**	1.23仙

第34至第85頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零三年十二月三十一日
(以港幣列示)

	附註	**二零零三年 千元**	二零零二年 千元
非流動資產			
固定資產			
— 投資物業		**185,988**	178,048
— 其他物業、廠房及設備		**177,423**	216,662
	15(a)	**363,411**	394,710
佔聯營公司權益	*17*	**154,978**	151,264
投資證券	*18(a)*	**540**	1,079
遞延稅項資產	*19(b)*	**3,778**	5,764
負商譽	*20*	**(17,246)**	(18,693)
		505,461	534,124
流動資產			
其他證券	*18(b)*	**3,247**	2,813
存貨	*21*	**44,228**	66,683
業務及其他應收款項	*22*	**148,582**	116,423
現金及現金等價物	*23*	**254,457**	243,010
		450,514	428,929
流動負債			
計息借款	*24*	**57,700**	59,012
業務及其他應付款項	*25*	**262,436**	288,724
本期稅項	*19(a)*	**3,871**	8,144
		324,007	355,880
流動資產淨值		**126,507**	73,049
總資產減流動負債		**631,968**	607,173

於二零零三年十二月三十一日
（以港幣列示）

	附註	二零零三年 千元	二零零二年 千元
非流動負債			
遞延税項	*19(b)*	**9,335**	—
可換股票據	*26*	**—**	80,000
由少數股東給予附屬公司之股東貸款		**—**	12,186
		9,335	92,186
少數股東權益		**20,384**	20,123
資產淨值		**602,249**	494,864
資本及儲備			
股本	*28*	**901,583**	899,833
儲備	*29(a)*	**(299,334)**	(404,969)
		602,249	494,864

董事會於二零零四年四月八日核准並許可發出。

主席
梁江

董事
曾翰南

第34至第85頁的附註屬本財務報表的一部分。

於二零零三年十二月三十一日
(以港幣列示)

	附註	二零零三年 千元	二零零二年 千元
非流動資產			
固定資產			
一 投資物業		**62,000**	49,900
一 其他物業、廠房及設備		**1,318**	1,634
	15(b)	**63,318**	51,534
佔附屬公司權益	*16*	**313,520**	314,104
佔聯營公司權益	*17*	**132,744**	149,381
投資證券	*18(a)*	**540**	1,000
		510,122	516,019
流動資產			
其他證券	*18(b)*	**3,247**	2,813
業務及其他應收款項	*22*	**6,529**	2,798
現金及現金等價物	*23*	**19,593**	23,824
		29,369	29,435
流動負債			
業務及其他應付款項	*25*	**21,668**	38,722
應付附屬公司款項		**5,557**	2,587
		27,225	41,309
流動資產／(負債)淨值		**2,144**	(11,874)
總資產減流動負債		**512,266**	504,145
非流動負債			
可換股票據	*26*	**—**	80,000
資產淨值		**512,266**	424,145

於二零零三年十二月三十一日
（以港幣列示）

	附註	二零零三年 千元	二零零二年 千元
資本及儲備			
股本	*28*	**901,583**	899,833
儲備	*29(b)*	**(389,317)**	(475,688)
		512,266	424,145

董事會於二零零四年四月八日核准並許可發出。

主席	*董事*
梁江	**曾翰南**

第34至第85頁的附註屬本財務報表的一部分。

截至二零零三年十二月三十一日止年度
(以港幣列示)

	二零零三年	二零零二年
	千元	千元
於一月一日的股東權益	**494,864**	354,974
投資物業重估盈餘(減少數股東權益及遞延税項)	**3,998**	16,339
中國附屬公司及聯營公司換算		
產生的滙兑差額	**(1,807)**	(181)
未在損益表內確認的收益淨額	**2,191**	16,158
股東應佔溢利	**102,762**	115,509
出售一間附屬公司時調整其儲備	**(184)**	—
股本變動		
— 根據購股權計劃發行股份	**1,750**	5,500
— 股份溢價淨額	**866**	2,723
從股東股本交易所增加之股東權益淨額	**2,616**	8,223
於十二月三十一日的股東權益	**602,249**	494,864

第34至第85頁的附註屬本財務報表的一部分。

截至二零零三年十二月三十一日止年度
（以港幣列示）

	附註	二零零三年 千元	二零零三年 千元	二零零二年 千元	二零零二年 千元
日常業務					
除稅前日常業務溢利		**120,320**		126,939	
調整：					
— 融資成本		**7,664**		12,045	
— 利息收入		**(4,526)**		(4,785)	
— 上市證券的股息收入		**(260)**		(659)	
— 非上市證券的股息收入		—		(124)	
— 以公平價值列賬的其他證券的已變現及未變現收益淨額		**(562)**		(150)	
— 出售投資證券的虧損淨額		**236**		—	
— 出售聯營公司的收益淨額		—		(427)	
— 出售固定資產虧損淨額		**1,069**		1,378	
— 長期未償還應付賬項回撥		**(33,185)**		(9,891)	
— 出售一間附屬公司的收益淨額		**(9,097)**		—	
— 壞賬準備回撥		**(7,329)**		(16,143)	
— 固定資產減值虧損準備		**30,862**		18,812	
— 存貨減值準備		**282**		6,920	
— 負商譽攤銷		**(1,447)**		(1,557)	
— 折舊		**9,050**		12,362	
— 應佔聯營公司溢利減虧損		**(19,376)**		(10,576)	
計入營運資金變動前之經營溢利結轉		**93,701**		134,144	

截至二零零三年十二月三十一日止年度
（以港幣列示）

	附註	二零零三年 千元	二零零三年 千元	二零零二年 千元	二零零二年 千元
承前計入營運資金變動前之經營溢利		**93,701**		134,144	
存貨減少		**3,507**		3,734	
業務應收賬款、應收票據及其他應收款項、訂金及預付款（增加）／減少		**(25,620)**		1,022	
應收同母系附屬公司款項增加		**(4,986)**		(207)	
應收少數股東款項減少		**250**		789	
應收關連公司款項（增加）／減少		**(10)**		909	
應收聯營公司款項減少		**15,725**		11,895	
業務應付賬款、其他應付款項及應計提費用增加／（減少）		**14,920**		(7,465)	
應付關連公司款項增加		**1,523**		127	
應付控股公司及同母系附屬公司款項減少		**(68)**		(18,080)	
應付聯營公司款項增加／（減少）		**703**		(2,347)	
應付少數股東款項（減少）／增加		**(663)**		519	
從經營產生的現金		**98,982**		125,040	
已收利息		**5,446**		3,531	
已付利息		**(7,664)**		(6,684)	
已付中國所得稅		**(13,468)**		(10,880)	
來自經營業務的現金淨額			**83,296**		111,007

截至二零零三年十二月三十一日止年度
(以港幣列示)

	附註	二零零三年 千元	二零零三年 千元	二零零二年 千元	二零零二年 千元
投資活動					
購入固定資產付款		**(3,700)**		(12,309)	
出售投資證券所得款項		**303**		—	
出售其他證券所得款項		**128**		11,939	
出售聯營公司所得款項		—		541	
已收上市證券的股息		**260**		659	
已收非上市證券的股息		—		178	
已收聯營公司的股息		**1,340**		100	
出售固定資產所得款項		**125**		11	
出售一間附屬公司的現金流入淨額	*30(b)*	**4,387**		—	
來自投資活動的現金淨額			**2,843**		1,119
融資活動					
償還可換股票據		**(80,000)**		(105,000)	
發行新股		**2,616**		8,223	
償還銀行貸款		**(4,812)**		(340)	
新增銀行貸款		**7,504**		—	
用於融資活動的現金淨額			**(74,692)**		(97,117)
現金及現金等價物增加			**11,447**		15,009
於一月一日的現金及現金等價物			**243,010**		228,001
於十二月三十一日的現金及現金等價物	*23*		**254,457**		243,010

第34至第85頁的附註屬本財務報表的一部分。

（以港幣列示）

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照香港會計師公會頒布的所有適用的《香港財務報告準則》(包括所有適用的《會計實務準則》及解釋)、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

(b) 財務報表編製的基準

除投資物業按重估值，以及部份投資按市值入賬(見下文所載的會計政策)外，本財務報表是以歷史成本作為編製基準。

(c) 附屬公司及受控制企業

按照香港《公司條例》規定，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，則該附屬公司被視為受控制。

受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公允價值記入綜合資產負債表。公允價值的變動於產生時在綜合損益表內確認。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

(以港幣列示)

1. 主要會計政策(續)

(c) 附屬公司及受控制企業(續)

於結算日,少數股東權益(即非為本公司直接地或間接地透過各附屬公司擁有之股份權益應佔附屬公司資產淨值之部份)仍獨立於負債及股東股權在綜合資產負債表內呈列。來自本集團之少數股東權益亦於收益表內另外呈列。

如果少數股東應佔的虧損超過其應佔附屬公司資產淨值的權益,超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益;但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團,直至本集團收回以往承擔的少數股東應佔虧損為止。

本公司資產負債表所列附屬公司投資是按成本減去任何減值虧損(見附註1(j))後入賬。但是如果購入並持有這些投資的唯一目的是在短期內將之出售,或附屬公司是長期在嚴格限制條件下經營,以致嚴重影響其向本公司轉移資金的能力,則這些投資會按公允價值入賬。任何公允價值的變動會在損益表確認。

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力,包括參與財務及經營決策但不是控制或聯同他人控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表,並且先以成本入賬,然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或聯營公司是長期在嚴格限制條件下經營,以致其向投資者轉移資金的能力嚴重受損,則這些投資會按公允價值入賬。公允價值的變動於產生時在綜合損益表確認。綜合損益表反映出年內本集團所佔聯營公司於收購後的業績,包括按照附註1(e)在本年度列支或計入的正商譽或負商譽的任何攤銷。

（以港幣列示）

1. 主要會計政策（續）

(d) 聯營公司（續）

本集團與聯營公司之間交易所產生的未變現損益，均按本集團於聯營公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在損益表內確認。

本公司資產負債表所示於聯營公司的投資，是按成本減去減值虧損（見附註1(j)）後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司是長期在嚴格限制條件下經營，以致其向投資者轉移資金的能力嚴重受損，則這些投資會按公允價值入賬。公允價值的變動於產生時在損益表確認。

(e) 負商譽

因收購受控制附屬公司及聯營公司所產生之負商譽為本集團所佔收購可分資產及負債之公允價值高於收購成本之部份。負商譽按以下方式入賬：

— 就二零零一年一月一日以前之收購而言，負商譽計入資本儲備中；及

— 就二零零一年一月一日或以後之收購而言，倘負商譽於收購計劃中已知之日後虧損及支出之預期，並加以可靠地計算，但屬尚未確認者，則於日後虧損及支出確認時於綜合損益表中入賬。其餘任何負商譽（惟不超過所收購之非貨幣資產之公允價值）於該等可折舊／可攤銷非貨幣資產餘下之加權平均使用年期內在綜合損益表中確認入賬。超出所收購非貨幣資產公允價值之負商譽隨即在綜合損益表中確認入賬。

就二零零一年一月一日或以後產生及尚未於綜合損益表中確認入賬之負商譽而言：

— 倘屬受控制附屬公司，有關負商譽於綜合資產負債表中列示為資產扣減，與正商譽屬於同一個資產負債表類別；及

— 倘屬聯營公司，負商譽計入於聯營公司之權益賬面值中。

（以港幣列示）

1. 主要會計政策（續）

(e) 負商譽（續）

年內於出售受控制附屬公司或聯營公司時，之前未於綜合損益表中攤銷或之前作為集團儲備變動處理的應計已購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(f) 證券投資

本集團及本公司有關證券投資（於附屬公司及聯營公司的投資除外）的政策如下：

(i) 持續持有作既定的長期用途的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公允價值下跌至低於賬面金額時，便會提撥減值準備，並在損益表內確認為支出。這些準備是就各項投資個別釐定。

(ii) 在引致撇減或沖銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會撥回就投資證券的賬面金額提撥的減值準備。

(iii) 所有其他證券（不論是為買賣還是其他目的持有）均以公允價值記入資產負債表。公允價值的變動在產生時在損益表內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益表。

(g) 固定資產

(i) 尚餘租賃期超過二十年的投資物業按每年由外聘的合資格估值師所評估或由董事參照專業估值後予以評估。

(以港幣列示)

1. 主要會計政策(續)

(g) 固定資產(續)

(ii) 重估投資物業所產生之變動一般會撥入儲備處理,僅有之例外情況如下:

— 如果出現重估虧損,而且有關的虧損額超過就該項資產或只限於投資物業的投資物業組合在截至重估前計入儲備的數額,便會在損益表列支;及

— 如果以往曾將同一項資產或只限於投資物業的投資物業組合的重估虧損在損益表列支,則在出現重估盈餘時,便會撥入損益表計算。

(iii) 持作自用的土地及建築物按成本值減去累計折舊及減值虧損後記入資產負債表(見附註1(j))。

(iv) 其他固定資產按成本值減去累計折舊及減值虧損列入資產負債表(見附註1(j))。

(v) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入本集團時,與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

(vi) 因棄用或出售固定資產而產生的盈虧,按該項資產的估計出售所得款項淨額與賬面值之間的差額釐定,並於棄用或出售當日在損益表中確認。在出售一項投資物業時,之前計入投資物業重估儲備的盈餘或虧損的有關部份亦轉撥入年內的損益表。至於所有其他固定資產,任何有關的重估盈餘將由重估儲備轉撥至保留溢利中。

(h) 租賃資產

出租人並未將所有權的全部相關風險及報酬轉讓的資產租賃,則歸類為經營租賃。

(以港幣列示)

1. 主要會計政策(續)

(h) 租賃資產(續)

(i) *用作經營租賃的資產*

倘本集團根據經營租賃將資產出租，則有關資產會按性質列入資產負債表，並在適當的情況下，按附註1(i)所載本集團的折舊政策計算折舊。減值虧損則按照附註1(j)所載之會計政策入賬。經營租賃所產生之收入則根據附註1(p)所載本集團確認收入的政策確認。

(ii) *經營租賃費用*

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

(i) 折舊

(i) 尚餘租賃期超過二十年的投資物業或持有永久業權的土地並無計提任何折舊。

(ii) 折舊是在計及有關固定資產的估計殘值後，按其投入使用日起計的估計可用年限，以直線法按下列年率撇銷其成本，計算方法如下：

租賃土地	按租約剩餘年期
建築物	按租約剩餘年期及20至50年，以較短期間為準
租賃物業裝修	每年20%至50%
廠房及機器、傢具、固定裝置及設備	每年10%至20%
汽車	每年20%

（以港幣列示）

1. 主要會計政策（續）

(j) 資產減值

在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

— 物業、廠房及設備（以重估值列為賬面值的物業除外）；及

— 於附屬公司及聯營公司之投資（根據附註1(c)及(d)以公允價值列賬者除外）。

假如發現有減值跡象，該資產的可收回金額便要估值。當資產的賬面金額高於可收回數額時，便要減值虧損確認。

(i) *計算可收回數額*

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別（即現金產生單位）來釐定可收回數額。

(ii) *減值虧損轉回*

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回。所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益表。

（以港幣列示）

1. 主要會計政策（續）

(k) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得之數。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。因可變現淨值增加引致存貨的任何減值轉回之數，均確認為於出現轉回的期間內確認為列作支出的存貨數額減少。

(l) 現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構之活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動之風險不大，並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在現金流量表的現金及現金等價物內。

(m) 僱員福利

(i) 集團僱員的薪金、年獎、有薪年假、假期交通津貼及其他非現金性福利等費用，均於有關服務發生年度計入損益。若延遲繳付及其影響較大的均會以現值顯示。

(ii) 根據香港《強制性公積金計劃條例》規定的強制性公積金供款所產生的退休金，將於產生時在損益表列支；但已計入尚未確認為開支的存貨成本的數額除外。

(以港幣列示)

1. 主要會計政策(續)

(m) 僱員福利(續)

(iii) 當集團以象徵式代價給予僱員授出購股權時，賬上均不會計入其相應的員工福利成本或義務。直至該等購股權被行使時，收到的行使金會相應增加股東權益部份。

(iv) 當集團可證明將按照一個現實中不可撤消的正式及詳細計劃去解僱僱員或為自願解除僱傭合約僱員預提有關解僱福利時，其相關的費用才可確認。

(n) 所得稅

(i) 本年度所得稅包括本期稅項及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期稅項及遞延稅項資產和負債的變動計入損益賬內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項，並已包括以往年度的應付稅項的任何調整。

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅項虧損及未使用的稅收回扣。

除了某些有限的例外情況外，所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。可作為支持獲確認之遞延稅項資產(因可扣減暫時性差異而產生)之未來應課稅溢利，包括將由現時應課稅暫時性差異之回轉而產生之未來應課稅溢利，惟該等差異必須與相同之稅務機關及相同之應課稅主體有關，及預期須於可扣減暫時性差異預期回轉之相同時期回轉，或於由遞延稅項產生之稅項虧損可移前或移後之相同時期回轉。在決定現行應課稅之暫時差異是否支持由尚未扣減之稅項虧損及稅收回扣所產生之遞延稅項資產的確認時，亦即是假若該等差異與相同的稅務機關及相同之應課稅主體有關，並預期於稅項虧損之稅收回扣可應用的同一時期內回轉，應用同樣的準則。

(以港幣列示)

1. 主要會計政策(續)

(n) 所得稅(續)

在有限例外情況，不確認遞延稅項資產及負債的暫時性差異包括不可扣稅的商譽、被當作遞延收入的負商譽、開始時已確認的資產或負債而不影響會計及應課稅溢利(須不是商業合併的一部分)、及有關投資附屬公司的暫時性差異，就應課稅差異而言，不超過本集團可控制該差異轉回的時間而該差異在可見將來不會轉回；而就可扣稅差異而言，除非該差異在可見將來轉回。

確認遞延稅項的金額是根據該資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延稅項資產的賬面金額，對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時，應予轉回。

由派發股息引起的額外所得稅在有關股息的支付責任獲確立時確認。

(iv) 本期稅項與遞延稅項結餘及其變動之數額會分別列示而不會相互抵銷。本公司或本集團只在有合法權利對本期稅項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延稅項資產及負債作出抵銷：

— 就本期稅項資產及負債而言，本公司或本集團計劃支付淨額或同時間收回資產及償還負債；或

— 有關的遞延稅項資產及負債為同一稅務機關對以下機構徵收所得稅所產生：

  — 同一個應課稅實體；或

  — 不同的應課稅實體；在未來每一個預計實現重要遞延稅項的期間，該實體計劃以淨額形式結算本期稅項資產及負債或兩者同時收回及償還。

（以港幣列示）

1. 主要會計政策（續）

(o) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該不確定時間或數額的負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或有負債；但假如這類經濟效益外流的可能性極低則除外。

(p) 收入確認

收入是在經濟效益可能流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益表內確認：

(i) *銷售貨品*

銷售貨品的收入在客戶接收貨品及相關的所有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) *股息*

— 上市投資的股息收入在投資項目的股價除息時確認。

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

(iii) *利息收入*

銀行存款及聯營公司墊款的利息收入以時間比例為基準，按尚餘本金及適用利率計算。

（以港幣列示）

1. 主要會計政策（續）

(p) 收入確認（續）

(iv) 經營租賃租金收入

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之會計期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(q) 外幣換算

年內的外幣交易是按交易日的適用滙率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用滙率換算為港幣。滙兑盈虧均撥入損益表處理。

香港以外地區的附屬公司及聯營公司的業績按年內的平均滙率換算為港幣；資產負債表項目按結算日的適用滙率重新換算。重新換算所產生的滙兑差額作為儲備變動處理。

出售香港以外地區的附屬公司或聯營公司時，有關該公司之累計滙兑差異在出售之損益中計算。

(r) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的操控或共同的重要影響下，本集團與該另一方人士便被視為關連人士。關連人士可以是個別人士或其他實體。

（以港幣列示）

1. 主要會計政策（續）

(s) 分類報告

分類項目為按本集團所從事提供產品或服務（業務分類）或在某一特定經濟環境內提供產品或服務（經營地區分類）之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團之內部財務報告系統，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。除屬單一類別內集團之間之結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間之價格，乃按提供予其他外界各方之類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產（包括有形及無形）而產生之總成本。

未分配項目主要包括財務及公司資產、税項、企業及融資費用及少數股東權益。

（以港幣列示）

2. 營業額

本集團的主要業務是鮮活商品代理、飼料生產及牲畜飼養、食品貿易、製造及出售馬口鐵及物業租賃。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	二零零三年 千元	二零零二年 千元
銷售貨品		
— 馬口鐵	**538,765**	565,906
— 鮮活商品代理	**751,901**	977,642
— 飼料生產及牲畜飼養	**145,892**	141,474
— 食品貿易	**52,190**	69,626
	1,488,748	1,754,648
物業租賃	**37,059**	28,372
	1,525,807	1,783,020

3. 其他收益

	二零零三年 千元	二零零二年 千元
利息收入	**4,526**	4,785
壞賬準備回撥	**577**	2,467
管理收入	**437**	1,630
上市證券的股息收入	**260**	659
租金收入	**225**	521
已收補貼	—	5,712
非上市證券的股息收入	—	124
其他	**5,677**	6,175
	11,702	22,073

(以港幣列示)

4. 其他費用淨額

	二零零三年 千元	二零零二年 千元
出售固定資產虧損淨額	**(1,069)**	(1,378)
出售投資證券虧損淨額	**(236)**	—
以公允價值列賬的其他證券的		
已變現及未變現收益淨額	**562**	150
兌換收益淨額	**269**	199
其他	**260**	427
	(214)	(602)

5. 非經營收入

	附註	二零零三年 千元	二零零二年 千元
長期未償還應付賬項回撥	*(i)*	**33,185**	9,891
收回壞賬	*(ii)*	**24,239**	26,098
出售一間附屬公司收益淨額		**9,097**	—
		66,521	35,989

附註：

(i) 此數額主要為長期未償還應付賬項之回撥。董事會認為有關債權人將來不會向本集團申索。

(ii) 此數額主要為收回以前因未可確定能否收回而於損益表作出準備或撇除之壞賬。年內，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

6. 非經營費用

	二零零三年 千元	二零零二年 千元
固定資產減值虧損準備	**30,862**	18,812

考慮到某些附屬公司的惡劣營商環境，董事審閱有關附屬公司的固定資產帳面值，並認為確認於二零零三年十二月三十一日某些固定資產的減值虧損準備30,862,000元(二零零二年：18,812,000元)是適當的。

(以港幣列示)

7. 除稅前日常業務溢利

除稅前日常業務溢利已扣除／(計入)下列各項：

	二零零三年 千元	二零零二年 千元
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借款利息	**4,221**	4,200
可換股票據利息	**3,443**	6,345
和解索賠的利息	**—**	1,500
	7,664	12,045
(b) 員工成本：		
定額供款計劃之供款淨額	**574**	533
薪金、工資及其他福利	**42,402**	51,766
	42,976	52,299
(c) 其他項目：		
已出售存貨成本	**1,373,795**	1,571,001
核數師酬金	**1,940**	2,297
折舊	**9,050**	12,362
有關物業租金的經營租賃費用	**1,026**	1,125
負商譽攤銷(附註20)	**(1,447)**	(1,557)
投資物業應收租金減直接費用3,551,000元(二零零二年：3,591,000元)	**(32,626)**	(21,488)

存貨成本當中包括18,544,000元(二零零二年：21,470,000元)有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。本年度存貨成本撥備282,000元(二零零二年：6,920,000元)亦包括於存貨成本中。

(以港幣列示)

8. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	二零零三年 千元	二零零二年 千元
本期稅項 — 香港利得稅準備		
按稅率17.5%(二零零二年：16%) 本年度估計應評稅溢利的香港利得稅準備	**258**	—
以往年度之撥備過剩	**(2,613)**	(355)
	(2,355)	(355)
本期稅項 — 中國		
本年度稅項	**7,947**	10,755
以往年度之撥備不足	**2,482**	—
	10,429	10,755
遞延稅項		
暫時性差異產生及轉回	**6,997**	(807)
中國稅率增加對遞延稅項於一月一日之結餘的影響	**(4,147)**	—
確認以往未確認稅項虧損的利益	**4,907**	—
	7,757	(807)
應佔聯營公司稅項	**(2,898)**	154
所得稅支出總額	**12,933**	9,747

（以港幣列示）

8. 綜合損益表內的所得稅（續）

(a) 綜合損益表所列的稅項為：（續）

於中華人民共和國（香港除外）（「中國」）成立及營運的附屬公司或聯營公司的所得稅是按其省份或經濟特區適用的稅率計算。增加稅率對遞延稅項結餘的影響，乃關於本集團的某些中國附屬公司適用稅率的預期改變（根據個別暫時性差異的預期實現方式）。

二零零三年三月，香港政府宣佈利得稅稅率（適用於本集團於香港的業務）從16%增加至17.5%。

(b) 稅項支出與會計溢利以適用稅率對賬：

	二零零三年	二零零二年
	千元	千元
除稅前溢利	**120,320**	126,939
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	**15,396**	14,054
不可扣減支出的稅項影響	**29,559**	28,574
毋須應課稅收入的稅項影響	**(26,038)**	(29,516)
未使用而且未確認的可抵扣虧損的稅項影響	**(1,706)**	(3,010)
因在本年度調高中國稅率對遞延稅項期初結餘的影響	**(4,147)**	—
以往年度撥備過剩	**(131)**	(355)
實際稅項支出	**12,933**	9,747

（以港幣列示）

9. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	二零零三年 千元	二零零二年 千元
袍金	**24**	24
薪金及其他酬金	**3,304**	3,218
酌情花紅	**1,068**	815
退休計劃供款	**536**	455
	4,932	4,512

董事酬金包括本年度支付予獨立非執行董事的袍金及其他酬金分別為9,000元及900,000元（二零零二年：9,000元及900,000元）。

董事酬金屬於以下金額範圍的董事人數如下：

元	二零零三年 董事人數	二零零二年 董事人數
0 — 1,000,000	**6**	12
1,000,001 — 1,500,000	**2**	1
1,500,001 — 2,000,000	**1**	—
	9	13

(以港幣列示)

10. 酬金最高的個別人士

本年度本集團五名最高酬金的個別人士包括三名本公司董事(二零零二年:三名),有關酬金詳情載於上文附註9。另外兩名(二零零二年:兩名)個別人士的酬金如下:

	二零零三年	二零零二年
	千元	千元
薪金及其他酬金	**1,126**	1,015
酌情花紅	**1,507**	316
退休計劃供款	**328**	157
	2,961	1,488

該兩名(二零零二年:兩名)個別人士的酬金範圍分別為1,000,001元至1,500,000元及1,500,001元至2,000,000元。

11. 股東應佔溢利

股東應佔溢利包括一筆已列入本公司財務報表內73,405,000元的溢利(二零零二年:60,799,000元)。

12. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照股東應佔溢利102,762,000元(二零零二年:115,509,000元)及於年內已發行普通股的加權平均數9,003,262,000股(二零零二年:8,996,826,000股)計算。

(b) 每股攤薄盈利

截至二零零三年十二月三十一日止期間,每股攤薄盈利是按普通股東應佔的調整後溢利106,205,000元(二零零二年:121,854,000元)及已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數9,496,412,000股(二零零二年:9,908,402,000股)計算。

（以港幣列示）

12. 每股盈利（續）

(c) 對賬

	二零零三年 股數 （千股）	二零零二年 股數 （千股）
計算每股基本盈利所用的加權平均普通股股數	**9,003,262**	8,996,826
以零代價假設發行普通股股數	**493,150**	911,576
計算每股攤薄盈利所用的加權平均普通股股數	**9,496,412**	9,908,402

	二零零三年 盈利 千元	二零零二年 盈利 千元
股東應佔溢利	**102,762**	115,509
因變換可換股票據而省回的利息	**3,443**	6,345
計算每股攤薄盈利所用的調整後股東應佔溢利	**106,205**	121,854

13. 會計政策之變動

在以往年度，遞延所得稅負債是就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相當可能於可見將來實現的稅項影響，以負債法計提準備。同時，遞延所得稅資產也只會在合理確定實現時才會確認。由二零零三年一月一日起，為了符合香港會計師公會頒佈的《會計實務準則》第12號（經修訂）的規定，本集團在遞延所得稅方面採用了附註1(n)所載的新會計政策。由於採用了這項會計政策，本集團本年度的溢利減少了7,492,000元，於年結時的資產淨值則減少了11,030,000元。

新會計政策已在未來應用，由於是次會計政策的改變的影響不大，故此，期初數並沒有重列。

（以港幣列示）

14. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	:	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
鮮活商品代理	:	代理鮮活商品
飼料生產及牲畜飼養	:	產銷飼料、豬隻養殖及經銷
食品貿易	:	買賣食品商品
物業租賃	:	出租物業以產生租金收入

(以港幣列示)

14. 分類報告(續)

按業務分類(續)

	截至二零零三年十二月三十一日止年度							
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
分類間收益	1,098	—	—	—	—	(1,098)	—	—
其他外部客戶收益	—	—	—	—	—	—	6,916	6,916
合計	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
分類業績	57,153	11,100	(12,122)	646	26,491			83,268
未分配經營收入及費用								(10,319)
經營溢利								72,949
應佔聯營公司溢利減虧損	—	(113)	—	—	—		19,489	19,376
非經營收入								66,521
非經營費用								(30,862)
融資成本								(7,664)
所得稅								(12,933)
少數股東權益								(4,625)
股東應佔溢利								102,762
年度折舊	5,130	73	2,787	56	601			
年度減值虧損	—	—	30,862	—	—			

(以港幣列示)

14. 分類報告(續)

按業務分類(續)

	截至二零零二年十二月三十一日止年度							
	馬口鐵 千元	鮮活商品代理 千元	飼料生產及牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類間對銷 千元	未分配 千元	綜合 千元
來自外部客戶的收益	565,906	977,642	141,474	69,626	28,372	—	—	1,783,020
分類間收益	910	—	—	—	—	(910)	—	—
其他外部客戶收益	—	—	—	—	—	—	16,505	16,505
合計	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
分類業績	90,537	14,433	(5,314)	1,190	19,202			120,048
未分配經營收入及費用								(8,817)
經營溢利								111,231
應佔聯營公司溢利減虧損	—	(134)	—	107	—		10,603	10,576
非經營收入								35,989
非經營費用								(18,812)
融資成本								(12,045)
所得稅								(9,747)
少數股東權益								(1,683)
股東應佔溢利								115,509
年度折舊	5,897	158	4,513	4	577			
年度減值虧損	—	—	16,466	—	—			

（以港幣列示）

14. 分類報告（續）

按業務分類（續）

	二零零三年						
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	綜合
	千元	千元	千元	千元	千元	千元	千元
分類資產	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
佔聯營公司權益	—	403	—	—	—		403
未分配資產							196,323
總資產							955,975
分類負債	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
計息借款							57,700
未分配負債							56,450
總負債							333,342
年內產生的資本開支	2,819	—	77	66	522		

(以港幣列示)

14. 分類報告(續)

按業務分類(續)

	二零零二年						
	馬口鐵 千元	鮮活 商品代理 千元	飼料 生產及 牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類 間對銷 千元	綜合 千元
分類資產	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
佔聯營公司權益	—	516	—	—	—		516
未分配資產							196,172
總資產							963,053
分類負債	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
計息借款							59,012
可換股票據							80,000
未分配負債							79,012
總負債							448,066
年內產生的 資本開支	2,041	69	604	88	9,241		

(以港幣列示)

14. 分類報告(續)

經營地區分類

本集團之業務是在兩個主要經濟地區。本集團在香港主要經營鮮活食品代理，而大部份其他業務則在中國經營。

按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零三年		
	中國	香港	其他地區
	千元	千元	千元
來自外部客戶收益	**719,699**	**798,781**	**7,327**
分類資產	**666,585**	**148,107**	—
資本開支	**3,418**	**66**	—

	二零零二年		
	中國	香港	其他地區
	千元	千元	千元
來自外部客戶收益	734,553	1,027,324	21,143
分類資產	703,395	106,853	—
資本開支	11,886	157	—

(以港幣列示)

15. 固定資產

(a) 本集團

	持作自用的土地及建築物 千元	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：							
於二零零三年一月一日	208,806	3,830	146,612	4,993	364,241	178,048	542,289
滙兑調整	(580)	—	(1,239)	(26)	(1,845)	(560)	(2,405)
增置	—	—	1,848	462	2,310	1,390	3,700
出售							
— 通過出售一間附屬公司	(25,967)	—	(9,090)	(547)	(35,604)	—	(35,604)
— 其他	(66)	(1,916)	(5,303)	(1,397)	(8,682)	—	(8,682)
重估盈餘	—	—	—	—	—	7,110	7,110
於二零零三年十二月三十一日	**182,193**	**1,914**	**132,828**	**3,485**	**320,420**	**185,988**	**506,408**
代表：							
成本	182,193	1,914	132,828	3,485	320,420	—	320,420
估值 — 二零零三年	—	—	—	—	—	185,988	185,988
	182,193	1,914	132,828	3,485	320,420	185,988	506,408
累計折舊及減值虧損：							
於二零零三年一月一日	61,372	3,500	79,205	3,502	147,579	—	147,579
滙兑調整	(319)	—	(1,059)	(24)	(1,402)	—	(1,402)
本年度折舊	3,141	156	5,554	199	9,050	—	9,050
減值虧損	27,892	—	2,970	—	30,862	—	30,862
出售時回撥	(39)	(1,812)	(4,565)	(1,072)	(7,488)	—	(7,488)
通過出售一間附屬公司	(25,967)	—	(9,090)	(547)	(35,604)	—	(35,604)
於二零零三年十二月三十一日	**66,080**	**1,844**	**73,015**	**2,058**	**142,997**	—	**142,997**
賬面淨值：							
於二零零三年十二月三十一日	**116,113**	**70**	**59,813**	**1,427**	**177,423**	**185,988**	**363,411**
於二零零二年十二月三十一日	147,434	330	67,407	1,491	216,662	178,048	394,710

(以港幣列示)

15. 固定資產(續)

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值:						
於二零零三年一月一日	3,297	2,442	1,869	7,608	49,900	57,508
增置	—	214	—	214	—	214
出售	(1,916)	(44)	—	(1,960)	—	(1,960)
重估盈餘	—	—	—	—	12,100	12,100
於二零零三年十二月三十一日	**1,381**	**2,612**	**1,869**	**5,862**	**62,000**	**67,862**
代表:						
成本	1,381	2,612	1,869	5,862	—	5,862
估值 — 二零零三年	—	—	—	—	62,000	62,000
	1,381	2,612	1,869	5,862	62,000	67,862
累計折舊:						
於二零零三年一月一日	2,967	1,138	1,869	5,974	—	5,974
本年度折舊	156	247	—	403	—	403
出售時回撥	(1,812)	(21)	—	(1,833)	—	(1,833)
於二零零三年十二月三十一日	**1,311**	**1,364**	**1,869**	**4,544**	—	**4,544**
賬面淨值:						
於二零零三年十二月三十一日	**70**	**1,248**	—	**1,318**	**62,000**	**63,318**
於二零零二年十二月三十一日	330	1,304	—	1,634	49,900	51,534

(以港幣列示)

15. 固定資產(續)

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
於香港以長期租賃持有	**62,000**	49,900	**62,000**	49,900
於中國其他地區以中期租賃持有	**240,101**	275,582	**—**	—
	302,101	325,482	**62,000**	49,900

(d) 本集團及本公司位於香港的投資物業於二零零三年十二月三十一日由中原測量師行有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估為62,000,000元(二零零二年：49,900,000元)。本集團位於中國的投資物業123,988,000元(二零零二年：128,148,000元)，由一所中國獨立的物業估值師行廣州中天衡房地產評估有限公司 — 中國註冊房地產估價師於二零零三年十二月三十一日按公開市值基準作出重估。

於本集團，扣除少數股東權益及遞延税項後之重估盈餘淨值3,998,000元(二零零二年：16,339,000元)，已撥往投資物業重估儲備(附註29(a))。於本公司，重估盈餘12,100,000元(二零零二年：重估虧損263,000元已撥往投資物業重估儲備)已轉到投資物業重估儲備(附註29(b))。

(e) 本集團根據經營租賃租出投資物業、一個養豬場及一些機器。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團及本公司持作經營租賃用途的投資物業的賬面值總額分別達185,988,000元(二零零二年：178,048,000元)及62,000,000元(二零零二年：49,900,000元)。本集團持作經營租賃用途的機器的賬面總額為9,110,000元(二零零二年：26,481,000元)及有關累計折舊為7,698,000元(二零零二年：21,607,000元)。

(以港幣列示)

15. 固定資產(續)

根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	*千元*	***千元***	*千元*
一年內	**18,450**	21,732	**1,728**	1,969
一年後但五年內	**59,126**	61,171	**1,323**	3,051
五年後	**78,001**	37,716	**—**	—
	155,577	120,619	**3,051**	5,020

(f) 於二零零三年十二月三十一日，本集團若干固定資產賬面值為2,814,000元(二零零二年：零元)已抵押予銀行，作為集團取得9,004,000元(二零零二年：零元)的一般銀行信貸額。

16. 佔附屬公司權益

	本公司	
	二零零三年	二零零二年
	千元	*千元*
非上市股份(按成本值)	**249,878**	281,610
應收附屬公司款項	**656,105**	649,541
	905,983	931,151
減：減值虧損	**(592,463)**	(617,047)
	313,520	314,104

附屬公司(除另有註明外，附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司，並已在本集團的財務報表中綜合計算。未綜合至財務報表的正進行清盤公司詳情載於附註37。

（以港幣列示）

17. 佔聯營公司權益

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
非上市股份（按成本值）	**—**	—	**245,530**	245,530
應佔資產淨值	**145,196**	124,837	**—**	—
應收聯營公司款項	**9,782**	26,427	**9,782**	26,419
	154,978	151,264	**255,312**	271,949
減：減值虧損	**—**	—	**(122,568)**	(122,568)
	154,978	151,264	**132,744**	149,381

應收聯營公司款項包括黃龍食品工業有限公司貸款9,782,000元（二零零二年：25,507,000元），有關詳情於附註33(c)披露。

聯營公司（除另有註明外，聯營公司均在香港註冊成立）的詳情載於附註38。

18. 證券投資

(a) 投資證券

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
非上市股票（按成本值）	**540**	1,079	**540**	1,000

(b) 其他證券

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
香港上市股票（按市值）	**3,247**	2,813	**3,247**	2,813

（以港幣列示）

19. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為：

	本集團	
	二零零三年	二零零二年
	千元	千元
本年度內香港所得稅準備	**258**	—
關於以往年度應付稅項餘額	**(1,584)**	1,029
	(1,326)	1,029
香港以外稅項	**5,197**	7,115
預計一年內清付的應付稅項金額	**3,871**	8,144
代表：		
可收回稅項	**(1,326)**	—
應付稅項	**5,197**	8,144
	3,871	8,144

（以港幣列示）

19. 資產負債表內的所得稅（續）

(b) 遞延稅項資產及負債確認：

本集團

	超過有關折舊的折舊免稅額 千元	投資物業重估 千元	準備 千元	總額 千元
遞延稅項源自：				
於二零零二年一月一日	—	—	(4,957)	(4,957)
存入綜合損益賬內	—	—	(807)	(807)
於二零零二年十二月三十一日	—	—	(5,764)	(5,764)
於二零零三年一月一日	—	—	(5,764)	(5,764)
滙率差異	—	—	26	26
列支綜合損益賬內	7,492	—	265	7,757
列支儲備	—	3,538	—	3,538
於二零零三年十二月三十一日	**7,492**	**3,538**	**(5,473)**	**5,557**

	二零零三年 千元	二零零二年 千元
於綜合資產負債表確認的遞延稅項額資產	**(3,778)**	(5,764)
於綜合資產負債表確認的遞延稅項額負債	**9,335**	—
	5,557	(5,764)

(以港幣列示)

19. 資產負債表內的所得稅(續)

(c) 未確認遞延稅項資產:

以下項目的遞延稅項資產未被確認:

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	*千元*	***千元***	*千元*
可扣減暫時性差異	**100,712**	—	—	—
稅項虧損	**2,512,713**	2,497,894	**2,407,328**	2,390,150
	2,613,425	2,497,894	**2,407,328**	2,390,150

根據現時稅務條例,除12,428,000元未確認稅損將於未來五年內過期外,可扣減暫時性差異及稅項虧損是不過期的。

20. 負商譽

	本集團
	千元
帳面值:	
於二零零三年一月一日	18,693
本年度攤銷(附註7(c))	(1,447)
於二零零三年十二月三十一日	17,246

負商譽是按14年期以直線基準確認為收入。本年度負商譽的攤銷已計入綜合損益表內的「其他經營費用」中。

（以港幣列示）

21. 存貨

	本集團	
	二零零三年	二零零二年
	千元	千元
原材料	**32,752**	39,746
製成品	**11,376**	26,566
零備件及消耗品	**100**	371
	44,228	66,683

製成品內沒有存貨是因為要以成本及估計可變現淨值兩者較低而作撥備（二零零二年：6,235,000元）後的淨值列賬。

22. 業務及其他應收款項

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
業務應收賬款	**41,058**	39,736	—	—
應收票據	**83,409**	61,610	—	—
其他應收款項、訂金及預付款	**18,749**	13,798	**1,859**	2,635
應收少數股東款項減準備	—	909	—	—
應收同母系附屬公司款項	**5,333**	347	**4,670**	163
應收關連公司款項減準備	**33**	23	—	—
	148,582	116,423	**6,529**	2,798

計入業務及其他應收款項為預期可於一年後收回的結餘101,000元（二零零二年：639,000元）。

（以港幣列示）

22. 業務及其他應收款項（續）

包括在業務及其他應收款項的為業務應收賬款及應收票據（減呆壞賬準備），以發票日期分類之賬齡分析如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
一個月內	**116,852**	40,931	—	—
一至三個月	**6,294**	37,712	—	—
超過三個月但少於十二個月	**947**	22,599	—	—
超過一年但少於兩年	**328**	104	—	—
超過兩年	**46**	—	—	—
	124,467	101,346	—	—

本集團有一套既定政策，信貸期由預付至不超過180日。

於二零零三年十二月三十一日，本集團若干的應收票據金額為40,000,000元經已抵押予一間銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，用作本集團向一附屬公司前少數股東提出取回欠本集團40,000,000元的法律訴訟。詳情於附註32透露。

23. 現金及現金等價物

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
銀行存款	**127,605**	173,338	**11,351**	23,005
銀行存款及現金	**126,852**	69,672	**8,242**	819
	254,457	243,010	**19,593**	23,824

(以港幣列示)

24. 計息借款

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
有抵押銀行貸款	**2,814**	—	—	—
無抵押銀行貸款	—	3,898	—	—
無抵押其他貸款	**54,886**	55,114	—	—
	57,700	59,012	—	—

於二零零三年十二月三十一日，本集團的銀行貸款中包括了一筆為數2,814,000元(二零零二年：3,898,000元)的貸款是以本集團淨值為2,814,000元若干的固定資產作抵押。其他貸款均為無抵押、按通知還款及按息率6.5厘至7.5厘(二零零二年：6.5厘至7.67厘)計息。

於二零零三年十二月三十一日，計息借款的還款期分析如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
一年內或按通知	**57,700**	59,012	—	—

25. 業務及其他應付款項

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
業務應付賬款	**74,883**	61,172	**3,359**	3,359
其他應付款項及應計提費用	**129,422**	174,790	**17,904**	34,698
應付聯營公司款項	**2,405**	1,702	—	—
應付少數股東款項	**7,204**	3,993	—	—
應付控股公司及同母系附屬公司款項	**46,608**	46,676	**108**	201
應付關連公司款項	**1,914**	391	**297**	464
	262,436	288,724	**21,668**	38,722

（以港幣列示）

25. 業務及其他應付款項（續）

預期將於一年後付清的業務及其他應付款項為1,022,000元（二零零二年：2,149,000元）。

包括在業務及其他應付款項的為業務應付賬款，其賬齡分析如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千元	千元	**千元**	千元
一個月內或接獲通知時到期	**74,443**	61,092	**3,359**	3,359
一個月後但三個月內到期	**334**	—	—	—
三個月後但十二個月內到期	**13**	10	—	—
一年後但二年內到期	**23**	—	—	—
超過兩年	**70**	70	—	—
	74,883	61,172	**3,359**	3,359

26. 可換股票據

於二零零一年十二月三日，本公司發行可換股票據185,000,000元予 Richway Resources Limited，作為收購中粵材料有限公司的部分代價。該等票據按固定年息率4.5厘計息，並可於任何營業日（除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日）轉換為本公司的普通股，初步換股價為每股0.155元，於若干情形下可予調整。

二零零二年內，金額為數105,000,000元的可換股票據以現金及按票面值被贖回。年內，本公司以現金及按票面值贖回餘下的80,000,000元可換股票據。

(以港幣列示)

27. 權益計酬福利

為使董事及僱員與股東之間的利益能夠一致，本公司於一九九四年十一月二十一日實行採納一項購股權計劃(「一九九四年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的董事及僱員提出，邀請其認購董事授出的購股權以認購本公司股份。按一九九四年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納。授出的購股權可於授出日起至自授出日計四年之最後一天或二零零四年十一月二十日兩日較早之日的期間行使。該一九九四年購股權計劃將於二零零四年十一月二十日屆滿。

其後，為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的全職受聘僱員，包括執行董事，但不含非執行董事，邀請其認購董事授出的購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可由認購者以10元的代價支付予本公司及自該邀請發出日起二十一天內以書面接納。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。該二零零一年購股權計劃將會於二零一一年八月二十三日屆滿。

(a) 購股權變動

	二零零三年 數目	二零零二年 數目
於一月一日	**176,000,000**	302,200,000
行使	**(17,500,000)**	(55,000,000)
失效	**(125,000,000)**	(71,200,000)
於十二月三十一日	**33,500,000**	176,000,000
於十二月三十一日的既得購股權	**33,500,000**	176,000,000

（以港幣列示）

27. 權益計酬福利（續）

(b) 於資產負債表日未屆滿及未行使購股權的條款

授出日	購股權行使期	每股行使價	二零零三年 數目	二零零二年 數目
二零零一年八月二十四日	二零零一年十一月二十六日至二零零六年十一月二十五日	0.1495元	**33,500,000**	176,000,000

(c) 期內行使購股權的詳情

行使日	行使價	每股於行使日的市場價	收益	數目
二零零三年九月十六日	0.1495元	0.165元	2,466,750元	16,500,000
二零零三年十一月十一日	0.1495元	0.169元	149,500元	1,000,000
				17,500,000

28. 股本

	二零零三年 股份數目 （千股）	二零零三年 千元	二零零二年 股份數目 （千股）	二零零二年 千元
法定股本：				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**8,998,333**	**899,833**	8,943,333	894,333
根據購股權計劃發行股份	**17,500**	**1,750**	55,000	5,500
於十二月三十一日	**9,015,833**	**901,583**	8,998,333	899,833

(以港幣列示)

28. 股本(續)

於二零零三年九月十六日,認購本公司16,500,000股每股0.1元普通股的購股權被行使,代價為2,467,000元,其中1,650,000元已列賬為股本,餘數817,000元列賬為股份溢價。

於二零零三年十一月十一日,認購本公司1,000,000股每股0.1元普通股的購股權被行使,代價為149,000元,其中100,000元已列賬為股本,餘數49,000元列賬為股份溢價。

於二零零二年,認購本公司55,000,000股每股0.1元普通股的購股權被行使,代價為8,223,000元,其中5,500,000元已列賬為股本,餘數2,723,000元列賬為股份溢價。

（以港幣列示）

29. 儲備

(a) 本集團

	股份溢價	資本贖回儲備	資本儲備	匯兌變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元	千元
於二零零二年一月一日	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
綜合產生的滙兌差額	—	—	—	(128)	—	—	—	(128)
本年度溢利	—	—	—	—	—	—	115,509	115,509
重估盈餘（減少數股東權益（附註15(d)）	—	—	—	—	16,339	—	—	16,339
根據購股權計劃發行股份	2,723	—	—	—	—	—	—	2,723
應佔聯營公司儲備	—	—	—	(53)	—	—	—	(53)
轉撥往法定儲備	—	—	—	—	—	1,844	(1,844)	—
於二零零二年十二月三十一日	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
於二零零三年一月一日	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
綜合產生的滙兌差額	—	—	—	(1,232)	—	—	—	(1,232)
本年度溢利	—	—	—	—	—	—	102,762	102,762
重估盈餘（減少數股東權益及遞延税項）（附註15(d)）	—	—	—	—	3,998	—	—	3,998
出售一間附屬公司變現的儲備	—	—	—	32	—	(216)	—	(184)
根據購股權計劃發行股份	866	—	—	—	—	—	—	866
應佔聯營公司儲備	—	—	—	(575)	—	—	—	(575)
轉撥往法定儲備	—	—	—	—	—	9,060	(9,060)	—
於二零零三年十二月三十一日	**1,747,098**	**971**	**49,050**	**(1,098)**	**20,600**	**12,007**	**(2,127,962)**	**(299,334)**

(以港幣列示)

29. 儲備(續)

(a) 本集團(續)

於二零零三年十二月三十一日的累計虧損包括聯營公司應佔虧損27,497,000元(二零零二年:虧損48,431,000元)。

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。

已設立資本儲備、滙兑變動儲備及重估儲備,並將根據就於二零零一年一月一日前收購附屬公司及聯營公司所產生的商譽/資本儲備、外幣換算及物業重估(附註1)而採納的會計政策予以處理。其他儲備指於中國成立的實體的法定儲備。

(b) 本公司

	股份溢價	資本贖回儲備	資本儲備	投資物業重估儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元
於二零零二年一月一日	1,743,509	971	48,157	263	(2,331,847)	(538,947)
根據購股權計劃發行股份	2,723	—	—	—	—	2,723
重估虧損(附註15(d))	—	—	—	(263)	—	(263)
本年度溢利	—	—	—	—	60,799	60,799
於二零零二年十二月三十一日	1,746,232	971	48,157	—	(2,271,048)	(475,688)
於二零零三年一月一日	1,746,232	971	48,157	—	(2,271,048)	(475,688)
根據購股權計劃發行股份	866	—	—	—	—	866
重估盈餘(附註15(d))	—	—	—	12,100	—	12,100
本年度溢利	—	—	—	—	73,405	73,405
於二零零三年十二月三十一日	**1,747,098**	**971**	**48,157**	**12,100**	**(2,197,643)**	**(389,317)**

於二零零二年及二零零三年十二月三十一日,本公司並無可供分派予股東之儲備。

（以港幣列示）

30. 綜合現金流量表附註

(a) 出售一間附屬公司

	二零零三年 千元
已收購淨資產／（負債）：	
存貨	18,666
業務應收款、訂金及預付款	5,536
現金及現金等價物	324
業務及其他應付款項	(12,759)
短期借款	(3,777)
應付少數股東	(12,192)
	(4,202)
解除儲備	(184)
	(4,386)
收回現金	4,711

(b) 就出售一間附屬公司的淨現金流入的分析

	二零零三年 千元
現金代價	4,711
去除現金及現金等價物	(324)
就出售一間附屬公司的淨現金流入	4,387

（以港幣列示）

31. 承擔

(a) 於二零零三年十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
已訂約	**971**	1,348
已授權但未訂約	**2,814**	2,825
	3,785	4,173

(b) 於二零零三年十二月三十一日根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
一年內	**625**	707
一年後但五年內	**939**	915
五年後	**4,342**	—
	5,906	1,622

本集團根據經營租賃租用多項物業。租賃初步為期一至三十年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零三年十二月三十一日，本公司已承諾提供6,489,000元（二零零二年：6,489,000元）資金予本集團一間聯營公司。

32. 訴訟

於二零零三年十二月三十一日，本集團向一附屬公司前少數股東就其拖欠本集團約40,000,000元提出法律訴訟。本集團已抵押等同金額之應收票據予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆欠款已於以往年度全數計提撥備。

(以港幣列示)

32. 訴訟(續)

管理層確立收賬工作乃本集團的重要事項，並將繼續投放合理足夠的資源。現階段，追討債項工作仍然進行，當中包括聘用收賬代理及對部份債務人提出法律訴訟，以積極地追討應收賬款。

33. 重大關連交易

本年度依董事認為對本集團而言屬重大的關連交易總結如下：

	附註	**二零零三年 千元**	二零零二年 千元
銷售貨品予關連公司	*(b)*	**2,776**	7,712
從關連公司採購貨品	*(b)*	**23,582**	24,525
從一間聯營公司收取利息	*(c)*	**1,462**	2,340
出售聯營公司之收益淨額		—	427
就提早贖回可換股票據支付予一間同母系附屬公司的現金	*26*	**80,000**	105,000
從關連公司收取管理費		—	1,010
應付直接控股公司代墊的費用		**428**	833
應付一間同母系附屬公司的可換股票據利息		**3,443**	6,345
收取直接控股公司的補貼		—	5,712
提供水電及租賃予一間同母系附屬公司		**3,181**	3,187
支付一間關連公司代理費		**582**	41

（以港幣列示）

33. 重大關連交易（續）

附註：

(a) 於十二月三十一日與關連公司的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期，惟該等在下文附註(c)披露者除外。

(b) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司之少數股東。

(c) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元（約港幣52,000,000元），並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為9,782,000元（二零零二年：25,507,000元）及零元（二零零二年：920,000元）。

34. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按有關僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員受到當地適用的安排保障。

截至二零零三年十二月三十一日止年度，計入損益表的本集團退休金費用達1,979,000元（二零零二年：2,572,000元）。本年度退還的沒收供款為1,405,000元（二零零二年：2,039,000元）。

35. 最終控股公司

董事認為於二零零三年十二月三十一日的最終控股公司是於中國成立的廣東粵港投資控股有限公司。

（以港幣列示）

36. 附屬公司清單

於二零零三年十二月三十一日的附屬公司的詳情如下：

附屬公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	下列公司所持已發行股本／註冊股本的面值比例 附屬公司	主要業務
Best Keen Enterprises 佳健企業有限公司（於英屬處女群島註冊成立）	香港	普通股	1美元	100%	—	暫無營業
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	—	100%	租賃
Gain First Investments Limited（於英屬處女群島註冊成立）	香港	普通股	1美元	100%	—	投資控股
高要廣南畜牧發展有限公司*	中國	不適用	3,759,000美元	51%	—	租賃
廣南倉儲有限公司	香港	普通股	10,000,000元	—	100%	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	—	經銷鮮活食品
廣南超市（中國）有限公司	香港	普通股	2元	100%	—	暫無營業
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	—	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	—	食品貿易
廣南（湛江）家豐飼料有限公司#	中國	不適用	5,000,000元	100%	—	生產及經銷飼料

(以港幣列示)

36. 附屬公司清單(續)

附屬公司名稱	主要經營國家/地點	所持股份類別	已發行及繳足股本/註冊股本	下列公司所持已發行股本/註冊股本的面值比例 本公司	附屬公司	主要業務
興龍國際有限公司	香港	普通股	100,000元	100%	—	暫無業務
金皇食品投資有限公司(於英屬處女群島註冊成立)	香港	普通股	1,000,000元	100%	—	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	—	100%	投資控股
南昌(香港)有限公司	香港	普通股	7,000,000元	100%	—	暫無營業
中粵材料有限公司	香港	普通股	10元	—	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	—	—	
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	—	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	26,906,200美元	—	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

於中國成立的外商獨資企業

(以港幣列示)

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司#	香港	普通股	20,000,000元	—	70%
廣東廣南天美食品發展有限公司##	中國	不適用	人民幣34,820,000元	—	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	中國	不適用	6,500,000美元	—	80%

於二零零一年六月開始清盤的公司。

於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

於中國成立的中外合資企業，並於二零零三年五月開始清盤。

(以港幣列示)

38. 聯營公司清單

於二零零三年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要經營國家／地點	所持股份類別	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
香港果菜碼頭有限公司	香港	普通股	20%	—	果菜批發
黃龍食品工業有限公司*	中國	不適用	40%	—	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	—	罐頭食品加工

* 於中國成立的中外合資企業

1. 年內，本集團曾進行以下關連交易並須根據上市規則之披露規定於週年報告內予以披露。以下第A、B、C及D項所述之交易為持續關連交易(合稱「該等交易」)，而香港聯合交易所有限公司(「聯交所」)已就該等持續關連交易授予豁免嚴格遵守上市規則第14.25(1)條之規定。

   關連交易詳情如下：

   A. 中山市山海實業有限公司(「山海實業」)在其日常業務過程中及按一般商業條款，向粵海裝飾材料(中山)有限公司(「粵海飾料」)出租中山一幅土地及提供員工宿舍及水電供應(「山海交易」)，金額約港幣1,553,000元。粵海飾料乃廣東控股有限公司(「廣東控股」)之附屬公司，而廣東控股則為本公司一位主要股東。

   B. 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)在其日常業務過程中及按一般商業條款，向粵海飾料提供水電(「馬口鐵交易」)，金額約港幣1,628,000元。

   C. 東莞廣南畜牧發展有限公司(「東莞廣南」)、廣東省東莞食品進出口公司大岭山豬場(「大岭山豬場」)及東莞廣利飼料公司(「東莞廣利」)在東莞廣南日常業務過程中及按一般商業條款進行交易，包括：(a)由東莞廣南向大岭山豬場購買飼料，金額約港幣205,000元；(b)由東莞廣南向大岭山豬場出售牲畜，金額約港幣974,000元；及(c)由東莞廣南向東莞廣利購買飼料及添加劑，金額約港幣4,019,000元(合稱「東莞廣南交易」)。大岭山豬場是廣東省東莞食品進出口公司(其在進行東莞廣南交易時為本公司的關連人士)的附屬公司，而東莞廣利是其聯屬公司。

   D. 廣南(湛江)家豐飼料有限公司(「廣南湛江」)在其日常業務過程中及按一般商業條款，向廣州麥芽有限公司(「廣州麥芽」)購買麥芽根，金額約港幣1,001,000元(「廣南湛江交易」)。廣州麥芽現為廣東控股的間接附屬公司。

所有獨立非執行董事已審閱上文A、B、C及D段所述該等交易及確認：

(i) 由山海實業、中粵馬口鐵、東莞廣南及廣南湛江於彼等之日常業務過程中訂立；

(ii) 按一般商業條款而訂立或就本公司股東整體利益而言，屬公平合理之條款；及

(iii) 根據管轄該等交易之協議條款或不遜於給予或來自獨立第三者之該等條款訂立。

所有獨立非執行董事亦確認：

(i) 截至二零零三年十二月三十一日期間山海交易所涉總金額並不超逾上限金額港幣2,000,000元及馬口鐵交易為不超逾上限金額港幣2,700,000元）及低於本集團截至二零零三年十二月三十一日之經審核有形資產淨值之賬面值3%；

(ii) 東莞廣南交易所涉之總金額並不超逾上限金額港幣10,000,000元及本集團截至二零零三年十二月三十一日之經審核有形資產淨值之賬面值3%；及

(iii) 廣南湛江交易所涉之總金額並不超逾上限金額港幣10,000,000元及本集團截至二零零三年十二月三十一日之經審核有形資產淨值之賬面值3%。

本公司之核數師亦已審閱該等交易，並於其致本公司董事會之函件（有關副本已提交聯交所）中確認：

(1) 該等交易已獲本公司之董事會批准；

(2) 山海及馬口鐵交易之訂立，按其所涉總金額並不超逾上限金額（租賃土地和提供員工宿舍及水電供應上限金額為港幣2,000,000元、供水／供電安排為港幣2,700,000元）及低於在二零零三年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；

(3) 東莞廣南交易每項所涉總金額，如二零零二年七月十一日公布所述，並不超逾上限金額港幣10,000,000元及低於在二零零三年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；

(4) 東莞廣南交易與本公司的訂價政策是一致的，即根據當時牲畜、疫苗、飼料及／或添加劑的通行市場價格釐定；

(5) 廣南湛江交易所涉總金額，如二零零三年五月十五日公布所述，並不超逾上限金額港幣10,000,000元及低於在二零零三年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；及

(6) 該等交易已按管轄該等交易之協議條款或按不遜於給予或來自獨立第三者之條款訂立。

2. 根據高要廣南畜牧發展有限公司(「高要廣南」，為本公司擁有51%之附屬公司)的財務報表顯示，高要廣南應收廣東省高要食品進出口公司(「高要食出」)的欠款約達人民幣1,680,000元(自一九九七年的款額約人民幣153,000元結轉)。該筆款項乃無抵押及免息。本集團正與高要食出磋商償還欠款的事宜。

高要食出擁有高要廣南49%權益並為高要廣南的主要股東，因此高要食出為本公司的關連人士。

3. 於結算日，本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押、按年息率介乎11.5厘至12厘計息。此外，於結算日，天美欠廣南超市發展港幣59,600,000元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

4. 於結算日，本公司擁有70%股權之廣南(KK)超級市場有限公司(「廣南 KK」)欠本公司之貸款為港幣25,000,000元。該筆貸款乃用作一般營運資金，並以廣南 KK 之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

5. 於結算日，廣南 KK 尚欠本公司合共港幣108,800,000元。除為數港幣53,700,000元之若干貸款須按介乎港幣最優惠借貸利率至年息率11.5厘計息外，該筆欠款乃無抵押及免息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

6. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南 KK 所提供的若干借款合共港幣23,500,000元仍未償還。該筆借款乃無抵押、按港幣最優惠借貸利率加年息率1厘至8厘計息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

7. 於結算日，廣南超市發展此前向廣南 KK 所提供之貸款合共港幣29,300,000元仍未償還，其中港幣12,500,000元為無抵押及按年息率3.5厘計息。餘款港幣16,800,000元為無抵押及免息。此外，廣南 KK 欠廣南超市發展港幣2,600,000元。其中港幣2,000,000元為無抵押及按年息率介乎7.75厘至8.5厘計息。剩餘欠款乃無抵押及免息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6－8號瑞安中心 29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區中山市 山海實業有限公司之土地、 建築物及結構物	工業／住宅	95%	中期

業績

	截至十二月三十一日止年度				
	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額	**1,525,807**	1,783,020	1,819,350	2,764,198	2,864,413
經營溢利／(虧損)	**72,949**	111,231	(6,063)	(77,608)	(119,528)
非經營收入淨額	**35,659**	17,177	31,991	1,110,287	109,168
融資成本	**(7,664)**	(12,045)	(1,273)	(169,441)	(203,187)
應佔聯營公司溢利減虧損	**19,376**	10,576	(12,220)	7,952	2,137
除税前日常業務溢利／(虧損)	**120,320**	126,939	12,435	871,190	(211,410)
所得税	**(12,933)**	(9,747)	(2,819)	(6,018)	1,252
少數股東權益	**(4,625)**	(1,683)	41,902	885	15,939
股東應佔溢利／(虧損)	**102,762**	115,509	51,518	866,057	(194,219)
每股盈利／(虧損)					
基本	**1.14仙**	1.28仙	0.61仙	95仙	(21仙)
攤薄	**1.12仙**	1.23仙	不適用	不適用	不適用

資產與負債

	截至十二月三十一日				
	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
固定資產	**363,411**	394,710	397,846	234,189	712,396
經營前開支及其他無形資產	—	—	—	—	16,502
佔聯營公司權益	**154,978**	151,264	152,238	171,160	169,242
負商譽	**(17,246)**	(18,693)	(20,250)	—	—
其他非流動資產	**4,318**	6,843	6,036	—	137,648
流動資產／(負債)淨值	**126,507**	73,049	33,848	(75,081)	(2,317,540)
總資產減流動負債	**631,968**	607,173	569,718	330,268	(1,281,752)
非流動負債	**(9,335)**	(92,186)	(196,349)	(20,257)	(33,561)
少數股東權益	**(20,384)**	(20,123)	(18,395)	(60,640)	(78,912)
	602,249	494,864	354,974	249,371	(1,394,225)
股本	**901,583**	899,833	894,333	90,951	90,951
儲備	**(299,334)**	(404,969)	(539,359)	(614,580)	(1,485,176)
直接控股公司貸款	—	—	—	773,000	—
	602,249	494,864	354,974	249,371	(1,394,225)

2003 Annual Report

GUANGNAN (HOLDINGS) LIMITED

Contents

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

In 2003, the Group adopted guidelines with emphasis on our team quality, innovative business mechanism, realignment of business integration and fostering profitable business so as to enhance our competitiveness. The Group focused on the development of tinplating as our core business by implementing our business plan to establish it as a professional and high quality operation and speeding up the clearance of non-core business. Not only did the Group dedicate its effort to search every market potential, add value on existing business, but also actively recovered the historical receivables. To upgrade our staff quality, rewarding and supervision mechanisms were established. All of the above measures had made a substantial progress. Despite the difficult market condition, the Group has achieved a comparatively good economic performance.

For the year ended 31 December 2003, the Group's consolidated turnover was HK$1,525,807,000, which decreased by HK$257,213,000 as compared with HK$1,783,020,000 in 2002, representing a decrease of 14.4%. The decrease was principally due to the decision made by Guangnan Fresh and Live Foodstuffs Limited since January 2003 on the withdrawal from the pond-fish market which had been opened for one year leading to a decrease by HK$185,427,000 in turnover. With the effects of bird flu and SARS epidemic, the turnover from live poultry business decreased by HK$77,532,000. Facing the market changes, our management team adopted various measures in order to alleviate the adverse effects on our overall profit in 2003. During 2003, the Group's profit before tax was HK$120,320,000, which slightly decreased by HK$6,619,000 as compared with HK$126,939,000 in 2002, representing a decrease of 5.2%. During 2003, profit attributable to shareholders was HK$102,762,000, which decreased by HK$12,747,000 as compared with 2002, representing a decrease of 11.0%. Basic earnings per share was HK1.14 cents. The Board of the Company resolved that no interim dividend would be distributed and no final dividend will be recommended for distribution.

2003 is our crucial year in refining our business strategies and re-establishing our core business. The Group succeeded in repurchasing the tinplating and property leasing businesses of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"). Through the detailed analysis conducted by the Group on the operating conditions, profitability, competitiveness, prospects and development of various business segments during 2003, the Group decided to make a strategic adjustment on our business structure and established our business plan on the development of tinplating and related business as our core business. Apart from that, the Group will gradually withdraw from less profitable non-core livestock farming, production of feed and trading of foodstuffs businesses. The Group also accelerated the disposal of unhealthy assets and non-core business. Through public tender, 51% of equity interest in Dongguan Guangnan Stock Development Co. Ltd. ("Dongguan Guangnan") and current assets of pig farm owned by Dongguan Jinhuang Food Co., Ltd. ("Dongguan Jinhuang") were disposed. The profit of tinplating business represented approximately 80% of the Group's operating profit. The Group considered it as a potential business with promising market prospect. By the disposal of non-core and less profitable business, it is beneficial in building up the new business structure focusing on tinplating business.

Looking ahead to 2004, hope and difficulties co-exist, there will be challenges and opportunities. Benefited from the continuous growth of tinplating market, the Group is given a good opportunity for development. However, the shortage of imported raw plate of tinplate and the increase of price bring about the difficulties in production. In 2004, with every endeavour put in the operation and development, the Group will be able to optimize its comparative advantage in the production of tin-free steel in China. To make use of our superior position in having abundant cash of exceeding HK$200,000,000, the Group will apply a portion of it to set up a production line for tin-free steel. It is expected that the annual production capacity of Zhongyue Tinplate will be ranked the third in this industry in China after the launch of the production in the first half year of 2005. Through the new production line, speeding up technology renovation and maximizing our comparative advantage in tin-free steel products, the productivity, integrated capability and competitiveness of the Group will be enhanced paving our way towards the aim of establishing a professional corporate.

Liang Jiang
Chairman

Hong Kong, 8 April, 2004

Business Review

Introduction

2003 was a year with difficulties in operation. With the deregulation of quota management in pond fish, opening up of the chilled chicken market by the State and the effect of bird flu and SARS epidemic, the turnover of live and fresh foodstuffs agency business continued to decrease. Affected by the increase of price of raw materials, feed production and livestock farming were difficult in operation. The sales and gross profit of tinplating business dropped as compared with 2002 due to the shortage of imported raw plate and the increase of price. Facing such a difficult business environment, the Group adopted a series of measures. For example, the production of the more profit making tin-free steel with higher profit margin was emphasized since there was a shortage of raw materials of tinplate and supply was less than demand. In connection with sales, "Five Priorities" sales strategies, representing priority to be given to customers request processing and printing in our plant, customers in Guangdong Province, purchase orders of tin-free steel, cash payment, purchase orders pricing at a level higher than company's standard price, was put into practice. The optimization of the limited resources has been fulfilled by way of the above measures. In addition to such measures, incentive scheme targeted at trading business in live and fresh foodstuffs was introduced and expansion of trading business in famous domestic live chicken were also carried out. Furthermore, the Group decreased the scale in feed production with low profit margin and strictly controlled the credit sales. Apart from gradually withdrawing from feed production, the Group also speeded up the disposal of three pig farms respectively in Dongguan Guangnan, Dongguan Jinhuang and Gaoyao Guangnan Stock Development Co., Ltd. ("Gaoyao Guangnan"). Besides, the Group dedicated its efforts to recover the receivables and strengthen the management and supervision on joint-venture business. Through the adjustment of business plans and strategies and adoption of various effective operational measures, the business risks were effectively under control, resulting in a similar level of profit before tax in 2003 without significant decrease as compared with 2002.

The management considered that the operation was comparatively stable although the production and business in 2003 were under the constraints of outside environment which brought about profit before tax slightly lower than that of 2002. Our main products, including tinplating and tin-free steel, kept an upward trend in sales. Their profit margin maintained at a higher level of 15%. The turnover of live and fresh foodstuffs business decreased by 23.1%, while its operating profit decreased by HK$3,333,000, a decrease of 23.1% as compared with 2002. The associated companies have obtained better operating performance and the share of associated companies' profit before tax increased by HK$8,800,000 as compared with 2002, representing an increase of 83.2%. In conclusion, the Group enjoyed a good assets condition, sound financial status, stable operation and fair economic benefits.

Tinplating

The production of tinplate by the Group's subsidiary, Zhongyue Tinplate in 2003 amounted to 94,392 tons and its sales amounted to 94,073 tons, representing a decrease of 14.8% and 15.4% respectively as compared with 2002. The turnover of HK$538,765,000 decreased by 4.8% as compared with 2002.

Operating profits decreased by HK$33,384,000 as compared with 2002, representing a decrease of 36.9%. The decrease was principally due to the shortage of raw materials of tinplate and the significant increase of the price of crude oil. The increase of cost was comparatively more than that of selling price.

In 2003, new tin-free steel product produced by Zhongyue Tinplate was granted as "the brand name products in Guangdong Province" and our production technique was granted a patent by the approval of the State of Intellectual Property Office of the People's Republic of China. The management considered that the tinplating business made the greatest contributions to our Group's profit and became the core business with the most promising prospects and it therefore will be our focus of development in the future. Supported by market researches and feasibility studies, our management decided to set up a new production line for tin-free steel in 2004. The project duly commenced and was expected that annual production capacity will rise from current 120,000 tons to 200,000 tons after the launch of the production line in the first half year of 2005. It is expected that the production capacity will be ranked the third in the tinplating industry in China. The Group anticipated that the tinplating business, through the cultivation and development of the profitable business, would have a continuous growth so as to develop the Group into a professional corporate specializing in production and sales of tinplating products. Meanwhile, the Group will dedicate its efforts to the development of its related business by actively reviewing the feasibility of establishing a "base for metal container, packaging and printing in China" in Zhongshan Hi-tech Development Zone.

Property Leasing

The Group's leasing properties included plant and staff dormitory of Shan Hai, iron printing plant and equipment of Zhongyue Tinplate and office building in Hong Kong. The total revenue of leasing properties owned by the Group was recorded at HK$37,059,000 in 2003, which increased by 30.6% as compared with 2002. The operating profit of leasing properties totalled HK$26,491,000, which increased by 38.0% as compared with 2002.

Live and Fresh Foodstuffs Distribution

The turnover of live and fresh foodstuffs business was recorded at HK$751,901,000 in 2003, which decreased by HK$225,741,000 as compared with 2002, representing a decrease of 23.1%. The operating profit amounted to HK$11,100,000, which decreased by HK$3,333,000 as compared with 2002, representing a decrease of 23.1%.

The management considered that business in live and fresh foodstuffs which was our traditional and core business in the past had made a great contribution on the development of our Group. Following China's accession to the World Trade Organization, gradual deregulation of the quota management of live and fresh foodstuffs by the State resulted in more intensive market competition. The Group's agency business in live and fresh foodstuffs was mainly derived from the distribution of live and fresh foodstuffs specified by the State's policy, the management therefore decided to actively maintain the business as it was, instead of investing more capital.

In order to ensure consistency in the agreements as a whole while acting as the agency in the live and fresh foodstuffs, the Group signed new agreements with all the suppliers of live and fresh foodstuffs in 2004. Under the new agreements, the role of agency remains unchanged but no longer responsible for the risks associated with the trading of goods. Accordingly, the presentation of the profit and loss account will be changed following the accounting policies to better reflect the legal implication of the transactions, starting from January 2004. The turnover, which was previously recorded as the sales of live and fresh foodstuffs, is now replaced by the commission income, i.e. approximately the net difference between the sales and the corresponding costs and expenses.

Feed Production

In 2003, the turnover of feed production business amounted to HK$115,403,000 which increased by 26.4% in 2002. However, due to a significant increase in price of all raw materials of feed brought from the increase of price of food, provision for bad debt and impairment of fixed assets totalling HK$35,991,000, the loss before tax of HK$36,388,000 was recorded and accordingly the Group experienced from profit to loss.

The management considered feed production industry relies heavily on raw materials and its gross profit is very low. The cost of raw materials represents more than 90% of that of products. The sales market is targeted at farm households. Feed industry does not require high technology, hence, over production and keen market competition occur. The industry generally markets its products on credit terms to increase sales, the advance of working capital in sale is therefore rather substantial. Since there are thousands of farm households, the risk of bad debt becomes very high. Having established the development plans on tinplating business by the Group and for the sake of avoiding operating risks, the management will withdraw gradually from feed production. While maintaining the investment in the business, we actively searched for potential buyer of the entire equity interest of Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd..

Foodstuffs Trading

In 2003, the turnover of the Group's foodstuffs trading business was at HK$52,190,000, which decreased by 25.0% as compared with 2002. The operating profit amounted to HK$646,000 which decreased by 45.7% as compared with 2002.

The management considered that foodstuffs trading is a less profitable non-core business, contributing less profit to the Group. Subject to the limited marketing resources after the withdrawal of supermarket business, there is insufficient room for the development of foodstuffs trading business, the management will withdraw gradually from such business.

Livestock Farming

In 2003, the Group also commenced the plan on gradual withdraw from livestock farming business. After the disposal of the current assets and a portion of fixed assets of the pig farm owned by Dongguan Jinhuang in May 2003, the pig farm and equipment were leased out. In August 2003, 51% equity interest of Dongguan Guangnan held by the Group was disposed of at RMB5,000,000, bringing about HK$9,097,000 profit to the Group. The management will sell Gaoyao Guangnan.

Financial Position

As at 31 December 2003, the Group's total assets amounted to HK$955,975,000 and total liabilities stood at HK$333,342,000, a decrease of HK$7,078,000 and HK$114,724,000 respectively when compared with the position as at the end of 2002. The net current assets of the Group increased from HK$73,049,000 as at the end of 2002 to HK$126,507,000 and the current ratio (current assets divided by current liabilities) increased from 1.21 as at the end of 2002 to 1.39. The Group's financial position has strengthened further since the end of last year, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2003, the Group maintained cash balances of HK$254,457,000, increased by 4.7% from the cash balances as at the end of 2002. The major cash outflow in 2003 was the early redemption of HK$80,000,000 interest-bearing convertible notes.

The Group's interest-bearing borrowings are repayable on demand and carry interest at annual rates ranging from 5.3% to 7.5%. At 31 December 2003, the Group's interest-bearing borrowings totalled HK$57,700,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased rapidly from 28.1% as at 31 December 2002 to 9.6%.

As at 31 December 2003, the Group's total available credit facilities amounted to HK$269,459,000, of which HK$104,829,000 have been utilized. The unutilized banking facilities amounted to HK$164,630,000. With its cash holdings and recurring cashflow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group's Assets

At 31 December 2003, certain of the Group's fixed assets with net book value of HK$2,814,000 were pledged to secure general banking facilities amounting to HK$9,004,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40,000,000 as at 31 December 2003 has been pledged with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for recovering amounts due to the Group of an equivalent amount.

Convertible Notes

On 3 December 2001, the Company issued convertible notes of HK$185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company at an initial conversion price of HK$0.155 per share. During the year, a total of HK$80,000,000 convertible notes were redeemed by the Group on 6 December and 19 December 2003 respectively, in order to reduce interest expense thereof. There was no convertible note outstanding at 31 December 2003.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

Employees and Remuneration Policies

As at 31 December 2003, the Group has a total of 544 employees, reduced by 264 as compared to the corresponding date of 2002, of whom 29 were based in Hong Kong and 515 were based in the mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2003, the Group continued to implement control on the staffing, headcount and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out. Through the assessment of the performance of each subsidiary and based on the net cash flow from operation and profit after tax, performance bonus was calculated at applicable rate on different profit level. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members.

Future Prospect

Looking ahead to 2004, the operation environment is still challenging. Due to the shortage of raw materials of tinplate and increase of price, its production and sale for the year will experience a "bottle neck". The outbreak of bird flu epidemic after Chinese New Year will severely affect the live and fresh foodstuffs business in the year. Following the realignment of our business structure, the gradual withdraw of livestock farming, feed production and foodstuffs trading will face more pressure on the turnover of the year. Aiming at alleviating unfavorable factors of production and business in 2004 by taking an active role and advocating our future development, the Group decided to adopt the following measures: (1) Reform on current management from investment control to direct management. Reform and adjustment on internal management structure will also be implemented by reducing the number of management levels and realizing direct management. (2) Reform on remuneration policy. To activate the working enthusiasm of our staff, a new assessment of the remuneration will be introduced in our principle corporate, Zhongyue Tinplate. The performance appraisal is mainly based on productivity (tons), sales (tons), electricity generation (ten thousand watt) and revenue from property (ten thousand RMB). (3) Problems on the shortage of raw materials of tinplate will be actively solved, such as exploring various sources to import raw materials and alternate materials. Besides, the management will review the possibility of using local raw plate and search of market and production potential to realize our current target. (4) To construct exclusive tin-free steel production line without affecting day-to-day production, aiming at commencing production at the earliest opportunity to achieve our targets on effectiveness. (5) Five-year plan on corporate development will be implemented, organized and carried out. The Group dedicates to develop new products and varieties of tinplate and its related business with promising market prospects. The Group firmly believes, by virtue of the advantage that our tinplate products were granted as brand name products in Guangdong Province in 2003, comparative advantage in producing tin-free steel in China and the sound financial position and strong management team, the Group will realize our aims to establish a professional corporate in the foreseeable years.

The Directors have pleasure in submitting their report together with the audited financial statements for the year ended 31 December 2003.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing & sales of tinplates and related products, development and leasing of properties, distribution of live and fresh foodstuffs, feed production, foodstuffs trading and livestock farming. The Group's principal activities are mainly carried out in Hong Kong and in Guangdong Province of the PRC.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the financial year are respectively set out in notes 2 and 14 on the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2003 are set out in the consolidated profit and loss account on page 25.

The Directors resolved not to make the payment of an interim dividend (2002: HK$Nil) and do not recommend the payment of a final dividend (2002: HK$Nil) for the year.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 15(a) and 15(b) on the financial statements respectively.

Principal Subsidiaries and Associates

Details of the Company's principal subsidiaries and associates as at 31 December 2003 are set out in notes 36 and 38 on the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group are set out in note 24 on the financial statements. No interest was capitalised by the Group during the year.

Share Capital

Details of the share capital of the Company are set out in note 28 on the financial statements.

Convertible Notes

Details of the convertible notes are set out in note 26 on the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in notes 29(a) and 29(b) on the financial statements respectively.

Retirement Benefits Scheme

Details of the Group's retirement benefits scheme are set out in note 34 on the financial statements.

Major Customers and Suppliers

In the year under review, sales to the Group's five largest customers accounted for 30.9% of the Group's total sales for the year and sales to the Group's largest customer accounted for 20.0% of the Group's total sales for the year. Purchases from the Group's five largest suppliers accounted for 35.1% of the Group's total purchases for the year and purchases from the Group's largest supplier accounted for 14.0% of the Group's total purchases for the year.

None of the Directors, their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest customers and suppliers.

Properties

Particulars of the major properties of the Group are set out on page 90.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2003 is set out on pages 91 and 92.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

LIANG Jiang
TAN Yunbiao (Appointed on 26 February 2004)
TSANG Hon Nam (Appointed on 26 February 2004)
LI Xiangbin (Resigned on 26 February 2004)
HUI Wai Man, Lawrence (Appointed on 6 January 2003 and resigned on 26 February 2004)
WOO Ching Yee (Resigned on 6 January 2003)

Non-executive Directors

ZHAO Leili (Appointed on 26 February 2004)
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

In accordance with Article 92 of the Company's Articles of Association, Messrs. Zhao Leili, Tan Yunbiao and Tsang Hon Nam shall retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Mr. Gerard J. McMahon and Mr. Li Kar Keung, Caspar retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2003, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(I) Long positions in ordinary shares

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	300,000	0.003%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jianqin	150,000	0.003%

(iii) *Guangdong Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.006%
Liang Jianqin	46,000	0.004%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

(II) Long positions in options relating to ordinary shares of Guangdong Investment Limited

Name of Director	Date of share options granted*	Number of share options: Held on 1 January 2003	Number of share options: Granted during the year	Exercisable period of share options	Total consideration paid for share options granted	Price per share to be paid on exercise of share options	During the year number of share options: Exercised	During the year number of share options: Lapsed	During the year number of share options: Cancelled	Number of share options held on 31 December 2003
		'000	'000		HK$	HK$	'000	'000	'000	'000
Liang Jianqin	16/03/98	450	—	17/09/98 to 16/09/03*	—	3.024	—	450	—	—
	10/08/01	400	—	11/02/02 to 10/02/07*	—	0.5312	400	—	—	—

* *If the expiry day is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2003, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

Share Option Schemes of the Company

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme (the "1994 Share Option Scheme") pursuant to which the Directors are authorized, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier. The 1994 Share Option Scheme shall expire on 20 November 2004.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Option Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period. The 2001 Share Option Scheme shall expire on 23 August 2011.

The total number of shares in respect of which options may be granted (together with options exercised and options then outstanding) when aggregated with any shares subject to the 1994 Share Option Scheme and the 2001 Share Option Scheme (collectively the "Schemes") may not exceed 10% of the issued share capital of the Company at the time of grant of options (excluding any shares issued upon exercise of options granted under the Schemes). As at the date of this report, no options granted under the 1994 Share Option Scheme is outstanding and the number of shares issuable for options granted under the 2001 Share Option Scheme was 140,400,000, which represented approximately 1.56% of the Company's shares in issue.

The maximum entitlement of each participant under the Schemes will not exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Schemes.

The exercise price of the options under the Schemes is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

On 1 September 2001, the Stock Exchange amended the requirements for share option schemes under the Listing Rules. If the Company wishes to grant options under the 2001 Share Option Scheme, it will also comply with the requirements under the Listing Rules.

During the year, no options have been granted by the Company. Details of the Company's share options exercised and lapsed during the year and outstanding share options as at the year end date are set out in note 27 on the financial statements.

At 31 December 2003, no options were outstanding under the 1994 Share Option Scheme.

At 31 December 2003, the Directors of the Company did not have any interests in rights to subscribe for shares of the Company under the 2001 Share Option Scheme. Certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company.

Category	Date of share options granted#	Number of share options: Held on 1 January 2003 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	During the year number of share options: Lapsed '000	During the year number of share options: Cancelled '000	Number of share options held on 31 December 2003 '000	During the year share price (**): At options grant date HK$	During the year share price (**): At options exercise date HK$
Employees and other participants	24/08/01	176,000	—	26/11/01 to 25/11/06*	10	0.1495	17,500	125,000	—	33,500	—	0.1715

\# *The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

* *If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *The share price disclosed as at the date of exercise of share options is the weighted average closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of exercise of the share options.*

Note: The underlying shares of the outstanding share options under the 2001 Share Option Scheme as at 31 December 2003 represent approximately 0.37% of the issued share capital of the Company.

Arrangements to Acquire Shares or Debentures

Except for the share options held by Directors as mentioned above in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures", at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, Mr. Liang Jiang and Mr. Luo Fanyu, Directors of the Company, are also directors of GDH Limited ("GDH"). GDH and its subsidiaries (the "GDH Group") have a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of the GDH Group compete either directly or indirectly in any material respect with those of the Group.

Directors' Service Contracts

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 86 to 89.

Substantial Shareholders

As at 31 December 2003, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Approximate % of issued share capital	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	5,364,948,680	59.51%	Long position
GDH Limited ("GDH")	5,364,948,680	59.51%	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Save as disclosed above, as at 31 December 2003, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under section 336 of the SFO.

Contracts of Significance with Controlling Shareholders or its Subsidiaries

In addition to the disclosures contained in note 26 on the financial statements, in items 1 A, B and D of the Transactions Disclosed in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as set out on pages 86 to 88, the Company had the following contract of significance with a subsidiary of the controlling shareholder of the Company.

On 25 March 2002, Zhongyue Industry Material Limited ("Zhongyue Industry"), a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH which is the controlling shareholder of the Company, for the provision by Richway of a loan in the amount of RMB$50,000,000. The loan is unsecured, interest free and without fixed term of repayment. Subsequent to 31 December 2003, a partial repayment in the amount of RMB25,000,000 was made by Zhongyue Industry to Richway.

Compensation Committee

The Company has established a Compensation Committee with the principal duties of receiving advice and making recommendations to the Directors concerning the remuneration policies of senior officers, the share option or incentive schemes. The Committee comprises the Chairman, the General Manager and three Independent Non-executive Directors.

Throughout the year under review, two meetings were held by the Committee to explore into relevant issues.

Audit Committee

In accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules (the "Code of Best Practice") the Company has established an Audit Committee with all the three Independent Non-executive Directors as members. The principal duties of the Committee include the review of the adequacy and effectiveness of the internal control and compliance procedures of the Group and the review of the principles, policies and practices adopted in the preparation of the Group's accounts and the annual financial statements for compliance with all statutory requirements.

Regular meetings have been held by the Committee and it met six times during the year under review.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice throughout the year except that the Non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Publication of Further Information on the Stock Exchange's Website

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

On behalf of the Board
Liang Jiang
Chairman

Hong Kong, 8 April 2004

EXECUTIVE DIRECTORS

Mr. LIANG Jiang, aged 51, was appointed the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"). He is also a director of GDH Limited ("GDH"). Mr. Liang graduated from South China Normal University. He holds a Master's degree in Business Management. He worked in the municipal government of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. TAN Yunbiao, aged 39, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University and worked in the municipal government of Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the positions of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. Mr. Tan has extensive experience in corporate development, corporate management as well as sales and marketing management.

Mr. TSANG Hon Nam, aged 34, was appointed an Executive Director and the Financial Controller of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Society of Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1998. Before joining the Company, he has been a deputy general manager of the finance department of GDH. Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

NON-EXECUTIVE DIRECTORS

Mr. ZHAO Leili, aged 50, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited and an executive director of GDH in December 2001. He is also a non-executive director of Guangdong Brewery Holdings Limited ("Guangdong Brewery"). Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. From 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force. Mr. Zhao has extensive experience in personnel management, audit control and construction management.

Mr. LUO Fanyu, aged 48, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Guangdong Brewery. He was a non-executive director of Guangdong Tannery Limited. He joined GDE in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Zhongshan University.

Miss LIANG Jianqin, aged 39, was appointed a Non-executive Director of the Company in July 2002. Miss Liang graduated from the department of accountancy of Jinan University and holds a Master's degree in Economics. She is a member of The Association of Chartered Certified Accountants and The Chinese Institute of Certified Public Accountants. She had worked for Guangdong Investment Limited in 1997. She is currently the general manager of the finance department of GDH.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Gerard Joseph McMAHON, aged 60, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the SFC, a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. He is also admitted as a barrister in Hong Kong. Since 1997, Mr. McMahon has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia. He is a director of Asian Capital (Corporate Finance) Limited.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law*, aged 59, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of five other Hong Kong listed companies, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited and eSun Holdings Limited. She is also a member of the board of the Airport Authority of Hong Kong and Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 51, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Messrs. Liang Jiang, Tan Yunbiao, Tsang Hon Nam, Xiao Zeguang, Luo Jianhua, Jiang Xinguo and Ge Hongguang are members of the senior management of the Company.

SENIOR MANAGEMENT

Mr. XIAO Zeguang, aged 34, was appointed a deputy general manager of the Company in December 2000 and is the chairman of certain subsidiaries of the Company, including Guangnan Fresh & Live Foodstuffs Limited and Guangnan Trading Development Limited etc.. Mr. Xiao holds a Bachelor's degree in Economics from Zhongshan University and a Master's degree in Business Administration from University of San Francisco. He is also a CFA charterholder. He is a member of The Hong Kong Society of Financial Analysts and a member of The Association for Investment Management and Research. Mr. Xiao joined the planning and development department and operation management department of GDE as a deputy manager in 1996. Between 1999 to 2000, Mr. Xiao worked in the restructuring office of GDE and was a deputy general manager of personnel department of GDH.

Mr. LUO Jianhua, aged 49, was appointed a deputy general manager of the Company in December 2003. He is also a deputy general manager of Shan Hai and Zhongyue Tinplate. Since Mr. Luo joined the Company in 2001, he has been acting as the general manager of our administrative and personnel department and acted as the assistant general manager. Prior to joining the Company, he held various positions as secretary in the engineering administrative bureau of Dongjiang to Shenzhen water supply (the "Bureau") and deputy director and director of the administrative office of the Bureau. He graduated from the department of Chinese literature of Zhongshan University.

Mr. JIANG Xinguo, aged 47, was appointed a deputy general manager of the Company in March 2004. Mr. Jiang joined Shan Hai and Zhongyue Tinplate in 1989 and became a deputy general manager of both companies in 1998. Between 1976 to 1978, he worked in a geological exploring team in a tin mine in Hu Nan, the PRC. He also worked in Wu Yang Iron and Steel Company in He Nan, the PRC from 1982 to 1989. Mr. Jiang graduated from Central South University of China.

Mr. GE Hongguang, aged 32, was appointed a deputy general manager of the Company in March 2004. Mr. Ge joined Shan Hai and Zhongyue Tinplate as a deputy general manager in 2002. Before that, he was a deputy manger of strategic development department of GDH. He had also worked in the Hai Nan Province branch of The Industrial and Commercial Bank of China. Mr. Ge graduated from the department of precision machineries and precision instruments of University of Science and Technology of China. He also holds a Master's degree in Finance from the Graduate School of The People's Bank of China.

KPMG

Auditors' report to the shareholders of
Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 25 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003, and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 8 April 2004

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Turnover	2	**1,525,807**	1,783,020
Cost of sales		**(1,373,795)**	(1,571,001)
Gross profit		**152,012**	212,019
Other revenue	3	**11,702**	22,073
Other net expenses	4	**(214)**	(602)
Distribution costs		**(32,819)**	(54,486)
Administrative expenses		**(51,856)**	(62,733)
Other operating expenses		**(5,876)**	(5,040)
Profit from operations		**72,949**	111,231
Non-operating income	5	**66,521**	35,989
Non-operating expenses	6	**(30,862)**	(18,812)
Finance costs	7(a)	**(7,664)**	(12,045)
Share of profits less losses of associates		**19,376**	10,576
Profit from ordinary activities before taxation	7	**120,320**	126,939
Income tax	8	**(12,933)**	(9,747)
Profit from ordinary activities after taxation		**107,387**	117,192
Minority interests		**(4,625)**	(1,683)
Profit attributable to shareholders	11	**102,762**	115,509
Earnings per share	12		
Basic		**1.14 cents**	1.28 cents
Diluted		**1.12 cents**	1.23 cents

The notes on pages 34 to 85 form part of these financial statements.

At 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Non-current assets			
Fixed assets			
— Investment properties		**185,988**	178,048
— Other property, plant and equipment		**177,423**	216,662
	15(a)	**363,411**	394,710
Interest in associates	17	**154,978**	151,264
Investment securities	18(a)	**540**	1,079
Deferred tax assets	19(b)	**3,778**	5,764
Negative goodwill	20	**(17,246)**	(18,693)
		505,461	534,124
Current assets			
Other securities	18(b)	**3,247**	2,813
Inventories	21	**44,228**	66,683
Trade and other receivables	22	**148,582**	116,423
Cash and cash equivalents	23	**254,457**	243,010
		450,514	428,929
Current liabilities			
Interest-bearing borrowings	24	**57,700**	59,012
Trade and other payables	25	**262,436**	288,724
Current taxation	19(a)	**3,871**	8,144
		324,007	355,880
Net current assets		**126,507**	73,049
Total assets less current liabilities		**631,968**	607,173

At 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Non-current liabilities			
Deferred tax liabilities	*19(b)*	**9,335**	—
Convertible notes	*26*	**—**	80,000
Shareholders' loans to subsidiaries contributed by minority shareholders		**—**	12,186
		9,335	92,186
Minority interests		**20,384**	20,123
Net assets		**602,249**	494,864
Capital and reserves			
Share capital	*28*	**901,583**	899,833
Reserves	*29(a)*	**(299,334)**	(404,969)
		602,249	494,864

Approved and authorised for issue by the board of directors on 8 April 2004.

Liang Jiang
Chairman

Tsang Hon Nam
Director

The notes on pages 34 to 85 form part of these financial statements.

At 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Non-current assets			
Fixed assets			
— Investment properties		**62,000**	49,900
— Other property, plant and equipment		**1,318**	1,634
	15(b)	**63,318**	51,534
Interest in subsidiaries	16	**313,520**	314,104
Interest in associates	17	**132,744**	149,381
Investment securities	18(a)	**540**	1,000
		510,122	516,019
Current assets			
Other securities	18(b)	**3,247**	2,813
Trade and other receivables	22	**6,529**	2,798
Cash and cash equivalents	23	**19,593**	23,824
		29,369	29,435
Current liabilities			
Trade and other payables	25	**21,668**	38,722
Amounts due to subsidiaries		**5,557**	2,587
		27,225	41,309
Net current assets/(liabilities)		**2,144**	(11,874)
Total assets less current liabilities		**512,266**	504,145
Non-current liabilities			
Convertible notes	26	**—**	80,000
Net assets		**512,266**	424,145

At 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Capital and reserves			
Share capital	*28*	**901,583**	899,833
Reserves	*29(b)*	**(389,317)**	(475,688)
		512,266	424,145

Approved and authorised for issue by the board of directors on 8 April 2004.

Liang Jiang
Chairman

Tsang Hon Nam
Director

The notes on pages 34 to 85 form part of these financial statements.

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	2003 $'000	2002 $'000
Shareholders' equity at 1 January	**494,864**	354,974
Surplus on revaluation of investment properties, net of minority interests and deferred tax	**3,998**	16,339
Exchange differences arising on translation of the PRC subsidiaries and associates	**(1,807)**	(181)
Net gains not recognised in the profit and loss account	**2,191**	16,158
Profit attributable to shareholders	**102,762**	115,509
Reserve realised upon disposal of a subsidiary	**(184)**	—
Movements in share capital		
— Shares issued under share option scheme	**1,750**	5,500
— Net share premium received	**866**	2,723
Net increase in shareholders' equity arising from capital transactions with shareholders	**2,616**	8,223
Shareholders' equity at 31 December	**602,249**	494,864

The notes on pages 34 to 85 form part of these financial statements.

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

		2003		2002	
	Note	$'000	$'000	$'000	$'000
Operating activities					
Profit from ordinary activities before taxation		**120,320**		126,939	
Adjustments for:					
— Finance costs		**7,664**		12,045	
— Interest income		**(4,526)**		(4,785)	
— Dividend from listed securities		**(260)**		(659)	
— Dividend from unlisted securities		**—**		(124)	
— Net realised and unrealised gains on other securities carried at fair value		**(562)**		(150)	
— Net loss on disposal of investment securities		**236**		—	
— Net gain on disposal of associates		**—**		(427)	
— Net loss on disposal of fixed assets		**1,069**		1,378	
— Write-back of long outstanding payables		**(33,185)**		(9,891)	
— Net gain on disposal of a subsidiary		**(9,097)**		—	
— Write-back of provision for bad debts		**(7,329)**		(16,143)	
— Provision for impairment losses on fixed assets		**30,862**		18,812	
— Provision for inventories		**282**		6,920	
— Amortisation of negative goodwill		**(1,447)**		(1,557)	
— Depreciation		**9,050**		12,362	
— Share of profits less losses of associates		**(19,376)**		(10,576)	
Operating profit before changes in working capital carried forward		**93,701**		134,144	

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

		2003		2002	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Operating profit before changes in working capital brought forward		**93,701**		134,144	
Decrease in inventories		**3,507**		3,734	
(Increase)/decrease in trade debtors, bills and other receivables, deposits and prepayments		**(25,620)**		1,022	
Increase in amounts due from fellow subsidiaries		**(4,986)**		(207)	
Decrease in amounts due from minority shareholders		**250**		789	
(Increase)/decrease in amounts due from related companies		**(10)**		909	
Decrease in amounts due from associates		**15,725**		11,895	
Increase/(decrease) in trade creditors, other payables and accrued charges		**14,920**		(7,465)	
Increase in amounts due to related companies		**1,523**		127	
Decrease in amounts due to holding company and fellow subsidiaries		**(68)**		(18,080)	
Increase/(decrease) in amounts due to associates		**703**		(2,347)	
(Decrease)/increase in amounts due to minority shareholders		**(663)**		519	
Cash generated from operations		**98,982**		125,040	
Interest received		**5,446**		3,531	
Interest paid		**(7,664)**		(6,684)	
PRC income tax paid		**(13,468)**		(10,880)	
Net cash from operating activities			**83,296**		111,007

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000
Investing activities					
Payment for purchase of fixed assets		**(3,700)**		(12,309)	
Proceeds on sales of investment securities		**303**		—	
Proceeds on sales of other securities		**128**		11,939	
Proceeds on sales of associates		—		541	
Dividends received from listed securities		**260**		659	
Dividends received from unlisted securities		—		178	
Dividends received from associates		**1,340**		100	
Proceeds on disposal of fixed assets		**125**		11	
Net cash inflow from disposal of a subsidiary	*30(b)*	**4,387**		—	
Net cash from investing activities			**2,843**		1,119
Financing activities					
Repayment of convertible notes		**(80,000)**		(105,000)	
Issue of new shares		**2,616**		8,223	
Repayment of bank borrowings		**(4,812)**		(340)	
Proceeds from new bank loans		**7,504**		—	
Net cash used in financing activities			**(74,692)**		(97,117)
Increase in cash and cash equivalents			**11,447**		15,009
Cash and cash equivalents at 1 January			**243,010**		228,001
Cash and cash equivalents at 31 December	*23*		**254,457**		243,010

The notes on pages 34 to 85 form part of these financial statements.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Subsidiaries and controlled enterprises (Continued)

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) Associates

An associate is a company in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Associates (Continued)

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill arising on or after 1 January 2001 and not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates, such negative goodwill is included in the carrying amount of the interest in associates.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Negative goodwill (Continued)

On disposal of a controlled subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(f) Investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Fixed assets

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheets at their open market value which is either assessed annually by external qualified valuers, or assessed by Directors taking into consideration of professional valuation.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Fixed assets (Continued)

(ii) Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

- when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

- when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the profit and loss account.

(iii) Land and buildings held for own use are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 1(j)).

(iv) Other fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 1(j)).

(v) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(vi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year. For all other fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Leased assets (Continued)

(i) *Assets held for use in operating leases*

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(p).

(ii) *Operating lease charges*

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) Depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost of fixed assets over their estimated useful lives from the date on which they are put into use and after taking into account their estimated residual value, using the straight-line method, as follows:

Leasehold land	Over the unexpired term of the lease
Buildings	Over the shorter of the unexpired term of the lease and 20 to 50 years
Leasehold improvements	20% to 50% per annum
Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
Motor vehicles	20% per annum

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment (other than properties carried at revalued amounts); and

— investments in subsidiaries and associates (except for those accounted for at fair value under notes 1(c) and (d)).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Employee benefits (Continued)

(iii) When the Group grants employees options to acquire shares of the Company at nominal consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(n) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Dividends*

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iii) *Interest income*

Interest income from bank deposits and advances to associates is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Revenue recognition (Continued)

(iv) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of subsidiaries and associates outside Hong Kong are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a subsidiary or an associate outside Hong Kong, the cumulative amount of the exchange differences which relate to that subsidiary or associate is included in the calculation of the profit or loss on disposal.

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, taxation, corporate and financing expenses and minority interests.

(Expressed in Hong Kong dollars)

2. TURNOVER

The principal activities of the Group are distribution of live and fresh foodstuffs, feed production and livestock farming, foodstuffs trading, manufacturing and trading of tinplate and property leasing.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2003	2002
	$'000	*$'000*
Sales of goods		
— Tinplating	**538,765**	565,906
— Live and fresh foodstuffs distribution	**751,901**	977,642
— Feed production and livestock farming	**145,892**	141,474
— Foodstuffs trading	**52,190**	69,626
	1,488,748	1,754,648
Property leasing	**37,059**	28,372
	1,525,807	1,783,020

3. OTHER REVENUE

	2003	2002
	$'000	*$'000*
Interest income	**4,526**	4,785
Write-back of provision for bad debts	**577**	2,467
Management income	**437**	1,630
Dividends from listed securities	**260**	659
Rental income	**225**	521
Subsidy received	**—**	5,712
Dividends from unlisted securities	**—**	124
Others	**5,677**	6,175
	11,702	22,073

(Expressed in Hong Kong dollars)

4. OTHER NET EXPENSES

	2003 $'000	2002 $'000
Net loss on disposal of fixed assets	**(1,069)**	(1,378)
Net loss on disposal of investment securities	**(236)**	—
Net realised and unrealised gains on other securities carried at fair value	**562**	150
Net exchange gain	**269**	199
Others	**260**	427
	(214)	(602)

5. NON-OPERATING INCOME

	Note	2003 $'000	2002 $'000
Write-back of long outstanding payables	*(i)*	**33,185**	9,891
Recovery of bad debts	*(ii)*	**24,239**	26,098
Net gain on disposal of a subsidiary		**9,097**	—
		66,521	35,989

Notes:

(i) The amounts mainly represent the write-back of long outstanding payables. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

6. NON-OPERATING EXPENSES

	2003 $'000	2002 $'000
Provision for impairment losses on fixed assets	**30,862**	18,812

In view of the poor trading conditions experienced by certain subsidiaries, the Directors have reviewed the carrying value of the relevant subsidiaries' fixed assets and concluded that it is appropriate to recognise impairment losses of $30,862,000 (2002: $18,812,000) against certain fixed assets as at 31 December 2003.

(Expressed in Hong Kong dollars)

7. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2003	2002
	$'000	$'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	4,221	4,200
Interest on convertible notes	3,443	6,345
Interest incurred in settling a claim	—	1,500
	7,664	12,045
(b) Staff costs:		
Net contributions paid to defined contribution plans	574	533
Salaries, wages and other benefits	42,402	51,766
	42,976	52,299
(c) Other items:		
Cost of inventories sold	1,373,795	1,571,001
Auditors' remuneration	1,940	2,297
Depreciation	9,050	12,362
Operating lease charges in respect of property rentals	1,026	1,125
Amortisation of negative goodwill (note 20)	(1,447)	(1,557)
Rentals receivable from investment properties less direct outgoings of $3,551,000 (2002: $3,591,000)	(32,626)	(21,488)

Cost of inventories includes $18,544,000 (2002: $21,470,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses. The provision against inventories of $282,000 (2002: $6,920,000) has been included in cost of inventories.

(Expressed in Hong Kong dollars)

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	2003	2002
	$'000	*$'000*
Current tax — Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (2002: 16%) on the estimated assessable profits for the year	**258**	—
Over-provision in respect of prior years	**(2,613)**	(355)
	(2,355)	(355)
Current tax — the PRC		
Tax for the year	**7,947**	10,755
Under-provision in respect of prior years	**2,482**	—
	10,429	10,755
Deferred tax		
Origination and reversal of temporary differences	**6,997**	(807)
Effect of increase in tax rate in the PRC on deferred tax balances at 1 January	**(4,147)**	—
Benefit of previously unrecognised tax losses now recognised	**4,907**	—
	7,757	(807)
Share of associates' taxation	**(2,898)**	154
Total income tax expense	**12,933**	9,747

(Expressed in Hong Kong dollars)

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT (Continued)

(a) Taxation in the consolidated profit and loss account represents: (Continued)

Income tax for subsidiaries or associates established and operating in the People's Republic of China other than Hong Kong (the "PRC") is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC. The effect of increase in tax rate on the deferred tax balance relates to the anticipated change in the tax rate applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary differences.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2003	2002
	$'000	*$'000*
Profit before tax	**120,320**	126,939
Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	**15,396**	14,054
Tax effect of non-deductible expenses	**29,559**	28,574
Tax effect of non-taxable revenue	**(26,038)**	(29,516)
Tax effect of unused tax losses not recognised	**(1,706)**	(3,010)
Effect on opening deferred tax balances resulting from an increase in tax rate in the PRC during the year	**(4,147)**	—
Over-provision in prior years	**(131)**	(355)
Actual tax expense	**12,933**	9,747

(Expressed in Hong Kong dollars)

9. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2003	2002
	$'000	*$'000*
Fees	**24**	24
Salaries and other emoluments	**3,304**	3,218
Discretionary bonuses	**1,068**	815
Retirement scheme contributions	**536**	455
	4,932	4,512

Included in the Directors' remuneration were fees and other emoluments of $9,000 and $900,000 (2002: $9,000 and $900,000) respectively paid to the Independent Non-executive Directors during the year.

The remuneration of the Directors is within the following band:

	2003	2002
	Number of Directors	Number of Directors
$		
Nil–1,000,000	**6**	12
1,000,001–1,500,000	**2**	1
1,500,001–2,000,000	**1**	—
	9	13

(Expressed in Hong Kong dollars)

10. INDIVIDUALS WITH HIGHEST EMOLUMENTS

The five highest paid individuals of the Group during the year included three Directors of the Company (2002: three), details of whose remuneration are set out in note 9 above. The remuneration of the other two (2002: two) individuals are as follows:

	2003	2002
	$'000	$'000
Salaries and other emoluments	1,126	1,015
Discretionary bonuses	1,507	316
Retirement scheme contributions	328	157
	2,961	1,488

The remuneration of the two (2002: two) individuals are within the band of $1,000,001 to $1,500,000 and $1,500,001 to $2,000,000 respectively.

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of $73,405,000 (2002: $60,799,000) which has been dealt with in the financial statements of the Company.

12. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $102,762,000 (2002: $115,509,000) and the weighted average of 9,003,262,000 (2002: 8,996,826,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the adjusted profit attributable to ordinary shareholders of $106,205,000 (2002: $121,854,000) and the weighted average number of 9,496,412,000 (2002: 9,908,402,000) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2003.

(Expressed in Hong Kong dollars)

12. EARNINGS PER SHARE (Continued)

(c) Reconciliation

	2003 Number of shares *(thousand)*	2002 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	**9,003,262**	8,996,826
Deemed issue of ordinary shares for no consideration	**493,150**	911,576
Weighted average number of ordinary shares used in calculating diluted earnings per share	**9,496,412**	9,908,402

	2003 Earnings *$'000*	2002 Earnings *$'000*
Profit attributable to shareholders	**102,762**	115,509
Interest saving following conversion of the convertible notes converted	**3,443**	6,345
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	**106,205**	121,854

13. CHANGES IN ACCOUNTING POLICIES

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the HKSA, the Group adopted a new policy for deferred tax as set out in note 1(n). As a result of the adoption of this accounting policy, the Group's profit for the year has been decreased by $7,492,000 and the net assets as at the year end have been decreased by $11,030,000.

The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2003							
	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
Inter-segment revenue	1,098	—	—	—	—	(1,098)	—	—
Other revenue from external customers	—	—	—	—	—	—	6,916	6,916
Total	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
Segment result	57,153	11,100	(12,122)	646	26,491			83,268
Unallocated operating income and expenses								(10,319)
Profit from operations								72,949
Share of profits less losses of associates	—	(113)	—	—	—		19,489	19,376
Non-operating income								66,521
Non-operating expenses								(30,862)
Finance costs								(7,664)
Income tax								(12,933)
Minority interests								(4,625)
Profit attributable to shareholders								102,762
Depreciation for the year	5,130	73	2,787	56	601			
Impairment loss for the year	—	—	30,862	—	—			

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2002							
	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	565,906	977,642	141,474	69,626	28,372	—	—	1,783,020
Inter-segment revenue	910	—	—	—	—	(910)	—	—
Other revenue from external customers	—	—	—	—	—	—	16,505	16,505
Total	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
Segment result	90,537	14,433	(5,314)	1,190	19,202			120,048
Unallocated operating income and expenses								(8,817)
Profit from operations								111,231
Share of profits less losses of associates	—	(134)	—	107	—		10,603	10,576
Non-operating income								35,989
Non-operating expenses								(18,812)
Finance costs								(12,045)
Income tax								(9,747)
Minority interests								(1,683)
Profit attributable to shareholders								115,509
Depreciation for the year	5,897	158	4,513	4	577			
Impairment loss for the year	—	—	16,466	—	—			

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2003						
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Segment assets	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
Interest in associates	—	403	—	—	—		403
Unallocated assets							196,323
Total assets							955,975
Segment liabilities	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
Interest-bearing borrowings							57,700
Unallocated liabilities							56,450
Total liabilities							333,342
Capital expenditure incurred during the year	2,819	—	77	66	522		

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2002						
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Segment assets	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
Interest in associates	—	516	—	—	—		516
Unallocated assets							196,172
Total assets							963,053
Segment liabilities	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
Interest-bearing borrowings							59,012
Convertible notes							80,000
Unallocated liabilities							79,012
Total liabilities							448,066
Capital expenditure incurred during the year	2,041	69	604	88	9,241		

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2003		
	The PRC	**Hong Kong**	**Others**
	$'000	***$'000***	***$'000***
Revenue from external customers	**719,699**	**798,781**	**7,327**
Segment assets	**666,585**	**148,107**	**—**
Capital expenditure	**3,418**	**66**	**—**

	2002		
	The PRC	Hong Kong	Others
	$'000	*$'000*	*$'000*
Revenue from external customers	734,553	1,027,324	21,143
Segment assets	703,395	106,853	—
Capital expenditure	11,886	157	—

(Expressed in Hong Kong dollars)

15. FIXED ASSETS

(a) The Group

	Land and buildings held for own use $'000	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:							
At 1 January 2003	208,806	3,830	146,612	4,993	364,241	178,048	542,289
Exchange adjustments	(580)	—	(1,239)	(26)	(1,845)	(560)	(2,405)
Additions	—	—	1,848	462	2,310	1,390	3,700
Disposals							
— through disposal of a subsidiary	(25,967)	—	(9,090)	(547)	(35,604)	—	(35,604)
— others	(66)	(1,916)	(5,303)	(1,397)	(8,682)	—	(8,682)
Surplus on revaluation	—	—	—	—	—	7,110	7,110
At 31 December 2003	**182,193**	**1,914**	**132,828**	**3,485**	**320,420**	**185,988**	**506,408**
Representing:							
Cost	182,193	1,914	132,828	3,485	320,420	—	320,420
Valuation — 2003	—	—	—	—	—	185,988	185,988
	182,193	1,914	132,828	3,485	320,420	185,988	506,408
Accumulated depreciation and impairment:							
At 1 January 2003	61,372	3,500	79,205	3,502	147,579	—	147,579
Exchange adjustments	(319)	—	(1,059)	(24)	(1,402)	—	(1,402)
Charge for the year	3,141	156	5,554	199	9,050	—	9,050
Impairment loss	27,892	—	2,970	—	30,862	—	30,862
Written back on disposal	(39)	(1,812)	(4,565)	(1,072)	(7,488)	—	(7,488)
Through disposal of a subsidiary	(25,967)	—	(9,090)	(547)	(35,604)	—	(35,604)
At 31 December 2003	**66,080**	**1,844**	**73,015**	**2,058**	**142,997**	**—**	**142,997**
Net book value:							
At 31 December 2003	**116,113**	**70**	**59,813**	**1,427**	**177,423**	**185,988**	**363,411**
At 31 December 2002	147,434	330	67,407	1,491	216,662	178,048	394,710

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2003	3,297	2,442	1,869	7,608	49,900	57,508
Additions	—	214	—	214	—	214
Disposals	(1,916)	(44)	—	(1,960)	—	(1,960)
Surplus on revaluation	—	—	—	—	12,100	12,100
At 31 December 2003	**1,381**	**2,612**	**1,869**	**5,862**	**62,000**	**67,862**
Representing:						
Cost	1,381	2,612	1,869	5,862	—	5,862
Valuation — 2003	—	—	—	—	62,000	62,000
	1,381	2,612	1,869	5,862	62,000	67,862
Accumulated depreciation:						
At 1 January 2003	2,967	1,138	1,869	5,974	—	5,974
Charge for the year	156	247	—	403	—	403
Written back on disposal	(1,812)	(21)	—	(1,833)	—	(1,833)
At 31 December 2003	**1,311**	**1,364**	**1,869**	**4,544**	**—**	**4,544**
Net book value:						
At 31 December 2003	**70**	**1,248**	**—**	**1,318**	**62,000**	**63,318**
At 31 December 2002	330	1,304	—	1,634	49,900	51,534

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

(c) An analysis of the net book value of properties is as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong on long-term leases	**62,000**	49,900	**62,000**	49,900
Elsewhere in the PRC on medium-term leases	**240,101**	275,582	**—**	—
	302,101	325,482	**62,000**	49,900

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $62,000,000 (2002: $49,900,000) were revalued by Centaline Surveyors Limited, who have among their Members of Hong Kong Institute of Surveyors, on an open market value basis at 31 December 2003. Investment properties of the Group situated in the PRC totalling $123,988,000 (2002: $128,148,000) were revalued by an independent firm of surveyors in the PRC, 廣州中天衡房地產評估有限公司 — 中國註冊房地產估價師, on an open market value basis at 31 December 2003.

On the Group level, the net revaluation surplus after minority interest and deferred tax of $3,998,000 (2002: $16,339,000) has been transferred to the investment property revaluation reserve (see note 29(a)). On the Company level, the revaluation surplus of $12,100,000 (2002: revaluation deficit of $263,000 was set off against the investment properties revaluation reserve) has been transferred to the investment properties revaluation reserve (see note 29(b)).

(e) The Group leases out investment properties, a pig farm and a number of items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $185,988,000 (2002: $178,048,000) and $62,000,000 (2002: $49,900,000) respectively. The gross carrying amount of machinery of the Group held for use in operating leases was $9,110,000 (2002: $26,481,000) and the related accumulated depreciation was $7,698,000 (2002: $21,607,000).

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

Total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**18,450**	21,732	**1,728**	1,969
After 1 year but within 5 years	**59,126**	61,171	**1,323**	3,051
After 5 years	**78,001**	37,716	**—**	—
	155,577	120,619	**3,051**	5,020

(f) Certain of the Group's fixed assets with net book value of $2,814,000 (2002: $Nil) were pledged to secure general banking facilities totalling $9,004,000 (2002: $Nil) of the Group as at 31 December 2003.

16. INTEREST IN SUBSIDIARIES

	The Company	
	2003	2002
	$'000	*$'000*
Unlisted shares, at cost	**249,878**	281,610
Amounts due from subsidiaries	**656,105**	649,541
	905,983	931,151
Less: impairment loss	**(592,463)**	(617,047)
	313,520	314,104

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

(Expressed in Hong Kong dollars)

17. INTEREST IN ASSOCIATES

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Unlisted shares, at cost	**—**	—	**245,530**	245,530
Share of net assets	**145,196**	124,837	**—**	—
Amounts due from associates	**9,782**	26,427	**9,782**	26,419
	154,978	151,264	**255,312**	271,949
Less: impairment loss	**—**	—	**(122,568)**	(122,568)
	154,978	151,264	**132,744**	149,381

The amounts due from associates included a loan to Yellow Dragon Food Industry Company Limited of $9,782,000 (2002: $25,507,000), details of which are disclosed in note 33(c).

Details of the associates, which are incorporated in Hong Kong unless otherwise stated, are set out in note 38.

18. INVESTMENTS IN SECURITIES

(a) Investment securities

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	$'000
Unlisted equity securities, at cost	**540**	1,079	**540**	1,000

(b) Other securities

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Equity securities listed in Hong Kong, at market value	**3,247**	2,813	**3,247**	2,813

(Expressed in Hong Kong dollars)

19. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2003	2002
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	**258**	—
Balance of Profits Tax provision relating to prior years	**(1,584)**	1,029
	(1,326)	1,029
Taxation outside Hong Kong	**5,197**	7,115
Amount of taxation payable expected to be settled within 1 year	**3,871**	8,144
Representing:		
Tax recoverable	**(1,326)**	—
Tax payable	**5,197**	8,144
	3,871	8,144

(Expressed in Hong Kong dollars)

19. INCOME TAX IN THE BALANCE SHEET (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Provisions $'000	Total $'000
Deferred tax arising from:				
At 1 January 2002	—	—	(4,957)	(4,957)
Credited to consolidated profit and loss account	—	—	(807)	(807)
At 31 December 2002	—	—	(5,764)	(5,764)
At 1 January 2003	—	—	(5,764)	(5,764)
Exchange differences	—	—	26	26
Charged to consolidated profit and loss account	7,492	—	265	7,757
Charged to reserve	—	3,538	—	3,538
At 31 December 2003	7,492	3,538	(5,473)	5,557

	2003 **$'000**	2002 $'000
Net deferred tax asset recognised on the consolidated balance sheet	**(3,778)**	(5,764)
Net deferred tax liability recognised on the consolidated balance sheet	**9,335**	—
	5,557	(5,764)

(Expressed in Hong Kong dollars)

19. INCOME TAX IN THE BALANCE SHEET (Continued)

(c) Deferred tax assets unrecognised:

Deferred tax assets have not been recognised in respect of the following items:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Deductible temporary differences	**100,712**	—	—	—
Tax losses	**2,512,713**	2,497,894	**2,407,328**	2,390,150
	2,613,425	2,497,894	**2,407,328**	2,390,150

The deductible temporary differences and tax losses do not expire under current tax legislation, except for an amount of $12,428,000, being an amount of unrecognised tax loss, which will expire in the coming 5 years.

20. NEGATIVE GOODWILL

	The Group
	$'000
Carrying value:	
At 1 January 2003	18,693
Amortisation for the year (note 7(c))	(1,447)
At 31 December 2003	17,246

Negative goodwill is recognised as income on a straight-line basis over 14 years. The amortisation of negative goodwill for the year is included in "Other operating expenses" in the consolidated profit and loss account.

(Expressed in Hong Kong dollars)

21. INVENTORIES

	The Group	
	2003	2002
	$'000	*$'000*
Raw materials	**32,752**	39,746
Finished goods	**11,376**	26,566
Spare parts and consumables	**100**	371
	44,228	66,683

No inventories included in finished goods are stated net of a provision (2002: $6,235,000) made in order to state these inventories at the lower of their cost and estimated net realisable value.

22. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Trade debtors	**41,058**	39,736	**—**	—
Bills receivable	**83,409**	61,610	**—**	—
Other receivables, deposits and prepayments	**18,749**	13,798	**1,859**	2,635
Amounts due from minority shareholders less provision	**—**	909	**—**	—
Amounts due from fellow subsidiaries	**5,333**	347	**4,670**	163
Amounts due from related companies less provision	**33**	23	**—**	—
	148,582	116,423	**6,529**	2,798

Included in the trade and other receivables are balances of $101,000 (2002: $639,000) expected to be recovered after one year.

(Expressed in Hong Kong dollars)

22. TRADE AND OTHER RECEIVABLES (Continued)

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Within 1 month	**116,852**	40,931	**—**	—
1 to 3 months	**6,294**	37,712	**—**	—
More than 3 months but less than 12 months	**947**	22,599	**—**	—
More than 1 year but less than 2 years	**328**	104	**—**	—
More than 2 years	**46**	—	**—**	—
	124,467	101,346	**—**	—

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Certain bills receivable of the Group totalling $40,000,000 as at 31 December 2003 were pledged with a bank in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for amounts due to the Group for $40,000,000. Details are disclosed in note 32.

23. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks	**127,605**	173,338	**11,351**	23,005
Cash at bank and in hand	**126,852**	69,672	**8,242**	819
	254,457	243,010	**19,593**	23,824

(Expressed in Hong Kong dollars)

24. INTEREST-BEARING BORROWINGS

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Secured bank loans	**2,814**	—	**—**	—
Unsecured bank loans	**—**	3,898	**—**	—
Unsecured other loans	**54,886**	55,114	**—**	—
	57,700	59,012	**—**	—

At 31 December 2003, the Group's bank loans of $2,814,000 (2002: $3,898,000) were secured by certain of the Group's fixed assets with net book value of $2,814,000. Other loans are unsecured, repayable on demand and bear interest at a range of 6.5% to 7.5% (2002: 6.5% to 7.67%) per annum.

At 31 December 2003, the interest-bearing borrowings were repayable as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year or on demand	**57,700**	59,012	**—**	—

25. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Trade creditors	**74,883**	61,172	**3,359**	3,359
Other payables and accrued charges	**129,422**	174,790	**17,904**	34,698
Amounts due to associates	**2,405**	1,702	**—**	—
Amounts due to minority shareholders	**7,204**	3,993	**—**	—
Amounts due to holding companies and fellow subsidiaries	**46,608**	46,676	**108**	201
Amounts due to related companies	**1,914**	391	**297**	464
	262,436	288,724	**21,668**	38,722

(Expressed in Hong Kong dollars)

25. TRADE AND OTHER PAYABLES (Continued)

The amount of trade and other payables expected to be settled after more than one year is $1,022,000 (2002: $2,149,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Due within 1 month or on demand	**74,443**	61,092	**3,359**	3,359
Due after 1 month but within 3 months	**334**	—	—	—
Due after 3 months but within 12 months	**13**	10	—	—
Due after 1 year but within 2 years	**23**	—	—	—
Over 2 years	**70**	70	—	—
	74,883	61,172	**3,359**	3,359

26. CONVERTIBLE NOTES

On 3 December 2001, the Company issued convertible notes of $185,000,000 to Richway Resources Limited as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of $0.155 per share, subject to adjustments in certain events.

In 2002, convertible notes totalling $105,000,000 were redeemed for cash at their nominal value. During the year, the Company redeemed the remaining convertible notes totalling $80,000,000 for cash at their nominal value.

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme ("1994 Share Option Scheme") pursuant to which the Directors are authorised, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier. The 1994 Share Option Scheme shall expire on 20 November 2004.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share. The 2001 Share Option Scheme shall expire on 23 August 2011.

(a) Movements in share options

	2003	2002
	Number	Number
At 1 January	**176,000,000**	302,200,000
Exercised	**(17,500,000)**	(55,000,000)
Lapsed	**(125,000,000)**	(71,200,000)
At 31 December	**33,500,000**	176,000,000
Options vested at 31 December	**33,500,000**	176,000,000

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS (Continued)

(b) Terms of unexpired and unexercised share options at balance sheet date

Date of option granted	Period during which options exercisable	Exercise price per share	2003 Number	2002 Number
24/08/2001	26/11/2001 to 25/11/2006	$0.1495	**33,500,000**	176,000,000

(c) Details of share options exercised during the year

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received	Number
16/09/2003	$0.1495	$0.165	$2,466,750	16,500,000
11/11/2003	$0.1495	$0.169	$149,500	1,000,000
				17,500,000

28. SHARE CAPITAL

	2003 Number of shares *(thousand)*	**2003** *$'000*	2002 Number of shares *(thousand)*	2002 *$'000*
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**8,998,333**	**899,833**	8,943,333	894,333
Shares issued under share option scheme	**17,500**	**1,750**	55,000	5,500
At 31 December	**9,015,833**	**901,583**	8,998,333	899,833

(Expressed in Hong Kong dollars)

28. SHARE CAPITAL (Continued)

On 16 September 2003, options were exercised to subscribe for 16,500,000 ordinary shares of $0.1 each in the Company at a consideration of $2,467,000, of which $1,650,000 was credited to share capital and the remaining balance of $817,000 was credited to the share premium account.

On 11 November 2003, options were exercised to subscribe for 1,000,000 ordinary shares of $0.1 each in the Company at a consideration of $149,000, of which $100,000 was credited to share capital and the remaining balance of $49,000 was credited to the share premium account.

During 2002, options were exercised to subscribe for 55,000,000 ordinary shares of $0.1 each in the Company at a consideration of $8,223,000, of which $5,500,000 was credited to share capital and the remaining balance of $2,723,000 was credited to the share premium account.

(Expressed in Hong Kong dollars)

29. RESERVES

(a) The Group

	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Investment properties revaluation reserve $'000	Other reserves $'000	Accumulated losses $'000	Total $'000
At 1 January 2002	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
Exchange differences arising on consolidation	—	—	—	(128)	—	—	—	(128)
Profit for the year	—	—	—	—	—	—	115,509	115,509
Revaluation surplus, net of minority interests (see note 15(d))	—	—	—	—	16,339	—	—	16,339
Shares issued under share option scheme	2,723	—	—	—	—	—	—	2,723
Share of associates' reserves	—	—	—	(53)	—	—	—	(53)
Transfer to statutory reserve	—	—	—	—	—	1,844	(1,844)	—
At 31 December 2002	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
At 1 January 2003	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
Exchange differences arising on consolidation	—	—	—	(1,232)	—	—	—	(1,232)
Profit for the year	—	—	—	—	—	—	102,762	102,762
Revaluation surplus, net of minority interests and deferred tax (note 15(d))	—	—	—	—	3,998	—	—	3,998
Reserves realised upon disposal of a subsidiary	—	—	—	32	—	(216)	—	(184)
Shares issued under share option scheme	866	—	—	—	—	—	—	866
Share of associates' reserves	—	—	—	(575)	—	—	—	(575)
Transfer to statutory reserve	—	—	—	—	—	9,060	(9,060)	—
At 31 December 2003	**1,747,098**	**971**	**49,050**	**(1,098)**	**20,600**	**12,007**	**(2,127,962)**	**(299,334)**

(Expressed in Hong Kong dollars)

29. RESERVES (Continued)

(a) The Group (Continued)

Included in the accumulated losses as at 31 December 2003 is a loss of $27,497,000 (2002: loss of $48,431,000) attributable to associates.

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

The capital reserve, exchange fluctuation reserve and revaluation reserve have been set up and will be dealt with in accordance with the accounting policies adopted for goodwill/capital reserve arising on acquisition of subsidiaries and associates prior to 1 January 2001, foreign currency translation and the revaluation of properties (note 1). Other reserves represent statutory reserves of entities established in the PRC.

(b) The Company

	Share premium	Capital redemption reserve	Capital reserve	Investment properties revaluation reserve	Accumulated losses	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
At 1 January 2002	1,743,509	971	48,157	263	(2,331,847)	(538,947)
Shares issued under share option scheme	2,723	—	—	—	—	2,723
Revaluation deficit (see note 15(d))	—	—	—	(263)	—	(263)
Profit for the year	—	—	—	—	60,799	60,799
At 31 December 2002	1,746,232	971	48,157	—	(2,271,048)	(475,688)
At 1 January 2003	1,746,232	971	48,157	—	(2,271,048)	(475,688)
Shares issued under share option scheme	866	—	—	—	—	866
Revaluation surplus (see note 15(d))	—	—	—	12,100	—	12,100
Profit for the year	—	—	—	—	73,405	73,405
At 31 December 2003	**1,747,098**	**971**	**48,157**	**12,100**	**(2,197,643)**	**(389,317)**

At 31 December 2002 and 2003, there was no reserve available for distribution to shareholders of the Company.

(Expressed in Hong Kong dollars)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Disposal of a subsidiary

	2003
	$'000
Net assets/(liabilities) disposed:	
Inventories	18,666
Debtors, deposits and prepayments	5,536
Cash and cash equivalents	324
Creditors and accrued charges	(12,759)
Short-term loan	(3,777)
Amount due to minority shareholders	(12,192)
	(4,202)
Release of reserves	(184)
	(4,386)
Satisfied by cash received	4,711

(b) Analysis of net cash inflow in respect of the disposal of a subsidiary

	2003
	$'000
Cash consideration	4,711
Cash and cash equivalents disposed	(324)
Net cash inflow in respect of the disposal of a subsidiary	4,387

(Expressed in Hong Kong dollars)

31. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2003 not provided for in the financial statements were as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Contracted for	**971**	1,348
Authorised but not contracted for	**2,814**	2,825
	3,785	4,173

(b) At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Within 1 year	**625**	707
After 1 year but within 5 years	**939**	915
After 5 years	**4,342**	—
	5,906	1,622

The Group leases a number of properties under operating leases. The leases run for an initial period of one to thirty years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2003, the Company had committed to provide finance of $6,489,000 (2002: $6,489,000) to an associate of the Group.

32. LITIGATION

At 31 December 2003, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against this receivable.

(Expressed in Hong Kong dollars)

32. LITIGATION (Continued)

Management recognises that the debt collection to be important to the Group and will continue to commit reasonably sufficient resources in this regard. At this stage, the debt recovery work is still in progress, including appointing debt collection agents and making legal claims against certain debtors, in order to recover as much debt as possible.

33. MATERIAL RELATED PARTY TRANSACTIONS

Related party transactions, which the Directors consider material to the Group during the year, are summarised as follows:

	Note	**2003** **$'000**	2002 $'000
Sales of goods to related companies	*(b)*	**2,776**	7,712
Purchases of goods from related companies	*(b)*	**23,582**	24,525
Interest income from an associate	*(c)*	**1,462**	2,340
Net gain on disposal of associates		**—**	427
Cash paid to a fellow subsidiary for early redemption of convertible notes	*26*	**80,000**	105,000
Management fee income from related companies		**—**	1,010
Reimbursement of expenses to the immediate holding company		**428**	833
Interest on convertible notes payable to a fellow subsidiary		**3,443**	6,345
Subsidy received from the immediate holding company		**—**	5,712
Provision of electricity/water and leasing services to a fellow subsidiary		**3,181**	3,187
Agency fee paid to a related company		**582**	41

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

Notes:

(a) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (c) below.

(b) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(c) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement the Company advanced US$6,700,000 (approximately HK$52,000,000) to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $9,782,000 (2002: $25,507,000) and $Nil (2002: $920,000) respectively.

34. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2003 was $1,979,000 (2002: $2,572,000). The forfeited contribution refunded for the year amounted to $1,405,000 (2002: $2,039,000).

35. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2003 to be Guangdong Yue Gang Investment Holdings Company Limited, which is established in the PRC.

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries at 31 December 2003 are as follows:

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary	Principal activities
Best Keen Enterprises Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	US$1	100%	—	Dormant
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	—	100%	Leasing
Gain First Investments Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	US$1	100%	—	Investment holding
高要廣南畜牧發展有限公司*	The PRC	N/A	US$3,759,000	51%	—	Leasing
Guangnan Distribution Company Limited	Hong Kong	Ordinary	$10,000,000	—	100%	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket (China) Limited	Hong Kong	Ordinary	$2	100%	—	Dormant
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	—	Trading of foodstuffs
Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd.#	The PRC	N/A	$5,000,000	100%	—	Manufacturing and trading of feed

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES (Continued)

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary	Principal activities
Hinloon International Limited	Hong Kong	Ordinary	$100,000	100%	—	Dormant
Jin Huang Food Industry Investment Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	—	100%	Investment holding
Southern Chain (Hong Kong) Limited	Hong Kong	Ordinary	$7,000,000	100%	—	Dormant
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$26,906,200	—	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

(Expressed in Hong Kong dollars)

37. LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited#	Hong Kong	Ordinary	$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	The PRC	N/A	US$6,500,000	—	80%

company commenced liquidation in June 2001

an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

an equity joint venture established in the PRC and commenced liquidation in May 2003

(Expressed in Hong Kong dollars)

38. LIST OF ASSOCIATES

Particulars of the associates at 31 December 2003 are as follows:

Name of associate	Principal country/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	Subsidiary	Principal activities
Fruit and Vegetable Wharf (H.K.) Limited	Hong Kong	Ordinary	20%	—	Fruit and vegetable wholesaling
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of the Listing Rules. The transactions described in A, B, C and D below (collectively the "Transactions") are ongoing connected transactions in respect of which The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted conditional waivers to the Company for strict compliance with the disclosure requirements under rule 14.25(1) of the Listing Rules.

   Details of the Transactions are as follows:

   A. 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.) ("Shan Hai Industrial") has leased a parcel of land in Zhongshan to and has provided staff quarters and utilities to GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") ("Shan Hai Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,553,000. GD Decorative is a subsidiary of GDH Limited ("GDH"), substantial shareholder of the Company.

   B. 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.) ("Zhongyue Tinplate") has provided electricity/water to GD Decorative ("Tinplate Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,628,000.

   C. Dongguan Guangnan Stock Development Co., Ltd. ("Dongguan Guangnan"), 廣東省東莞食品進出口公司大岭山豬場 (Dalingshan Pig Farm of Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong) ("Dalingshan Pig Farm") and 東莞廣利飼料公司 (Dongguan Guangli Feed Co. Ltd.) ("Dongguan Guangli") entered into transactions in the ordinary course of business and on normal commercial terms of Dongguan Guangnan, including: (a) purchase of feed by Dongguan Guangnan from Dalingshan Pig Farm for approximately HK$205,000; (b) sales of livestock by Dongguan Guangnan to Dalingshan Pig Farm for approximately HK$974,000; and (c) purchase of feed and additives by Dongguan Guangnan from Dongguan Guangli for approximately HK$4,019,000 (collectively "Dongguan Guangnan Transactions"). Dalingshan Pig Farm is a subsidiary and Dongguan Guangli is an associated company of 廣東省東莞食品進出口公司 (Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong) which was a then connected person of the Company at the time when Dongguan Guangnan Transactions were entered into.

   D. Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Zhanjiang") has in its ordinary course of business and on normal commercial terms purchased barley malt sprouts from Guangzhou Malting Co., Limited ("Guangzhou Malting") with for approximately HK$1,001,000 ("Guangnan Zhanjiang Transaction"). Guangzhou Malting is an indirect subsidiary of GDH.

All the Independent Non-executive Directors have reviewed the Transactions described in A, B, C and D above and confirmed that Transactions are:

(i) entered into by Shan Hai Industrial, Zhongyue Tinplate, Dongguan Guangnan and Guangnan Zhanjiang in their ordinary and usual course of businesses;

(ii) conducted on normal commercial terms or on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(iii) entered into in accordance with the terms of agreements governing the Transactions or on terms no less favourable than those available to or from independent third parties.

All the Independent Non-executive Directors also confirmed that:

(i) the aggregate amount for the year ended 31 December 2003 did not exceed the cap amounts of HK$2,000,000 for the Shan Hai Transaction and HK$2,700,000 for the Tinplate Transaction and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2003;

(ii) the aggregate value of the Dongguan Guangnan Transactions for the year ended 31 December 2003 did not exceed the higher of HK$10,000,000 and 3% of the book value of the audited net tangible assets of the Group at 31 December 2003; and

(iii) the aggregate value of the Guangnan Zhanjiang Transaction for the year ended 31 December 2003 did not exceed the higher of HK$10,000,000 and 3% of the book value of the audited net tangible assets of the Group at 31 December 2003.

The Company's auditors have also reviewed the Transactions and confirmed in its letter to the Board of Directors of the Company, a copy of which has been provided to the Stock Exchange, that:

(1) the Transactions have received the approval of the Board of Directors of the Company;

(2) the Shan Hai and Tinplate Transactions have been entered into such that the aggregate amount has not exceeded the Cap Amount of HK$2,000,000 for the leasing of land and the provisions of staff quarters and utilities and HK$2,700,000 for the provisions of electricity and water and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2003;

(3) the Dongguan Guangnan Transactions have been entered into such that the aggregate amount of each of the transactions as stated in the announcement dated 11 July 2002 has not exceeded the Cap Amount of HK$10,000,000 and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2003;

(4) the Dougguan Guangnan Transactions have been entered into in line with the Company's pricing policy, which is at prices determined based on the prevailing market prices of livestock, vaccines, feed and/or additives;

(5) the Guangnan Zhanjiang Transaction has been entered into such that the aggregate amount of the transaction as stated in the announcement dated 15 May 2003 has not exceeded the Cap Amount of HK$10,000,000 and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2003; and

(6) the Transactions have been entered into in accordance with the terms of the agreement governing the Transactions or on terms no less favourable than those available to or from independent third parties.

2. At the balance sheet date, 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao Guangnan"), a 51%-owned subsidiary of the Company, has a sum due from 廣東省高要食品進出口公司 (Gaoyao Foodstuffs Imp. & Exp. Co., of Guangdong) ("Gaoyao Foodstuffs") amounting to approximately RMB1,680,000 which has been brought forward since 1997 from the amount of approximately RMB153,000, as shown in the financial statements of Gaoyao Guangnan. Such amount is unsecured and interest free. The Group is in negotiation with Gaoyao Foodstuffs for the repayment of the outstanding amount. The amount due from Gaoyao Foodstuffs has been fully provided for as at the balance sheet date.

   Gaoyao Foodstuffs is a substantial shareholder with a 49% interest in Gaoyao Guangnan and is therefore a connected person of the Company.

3. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

4. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

5. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

6. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

7. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

Major properties held for investment

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	95%	Medium

Results

	For the year ended 31 December				
	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**1,525,807**	1,783,020	1,819,350	2,764,198	2,864,413
Profit/(loss) from operations	**72,949**	111,231	(6,063)	(77,608)	(119,528)
Net non-operating income	**35,659**	17,177	31,991	1,110,287	109,168
Finance costs	**(7,664)**	(12,045)	(1,273)	(169,441)	(203,187)
Share of profits less losses of associates	**19,376**	10,576	(12,220)	7,952	2,137
Profit/(loss) from ordinary activities before taxation	**120,320**	126,939	12,435	871,190	(211,410)
Income tax	**(12,933)**	(9,747)	(2,819)	(6,018)	1,252
Minority interests	**(4,625)**	(1,683)	41,902	885	15,939
Profit/(loss) attributable to shareholders	**102,762**	115,509	51,518	866,057	(194,219)
Earnings/(loss) per share					
Basic	**1.14 cents**	1.28 cents	0.61 cents	95 cents	(21 cents)
Diluted	**1.12 cents**	1.23 cents	N/A	N/A	N/A

Assets and liabilities

	As at 31 December				
	2003	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fixed assets	**363,411**	394,710	397,846	234,189	712,396
Pre-operating expenses and other intangible assets	**—**	—	—	—	16,502
Interest in associates	**154,978**	151,264	152,238	171,160	169,242
Negative goodwill	**(17,246)**	(18,693)	(20,250)	—	—
Other non-current assets	**4,318**	6,843	6,036	—	137,648
Net current assets/(liabilities)	**126,507**	73,049	33,848	(75,081)	(2,317,540)
Total assets less current liabilities	**631,968**	607,173	569,718	330,268	(1,281,752)
Non-current liabilities	**(9,335)**	(92,186)	(196,349)	(20,257)	(33,561)
Minority interests	**(20,384)**	(20,123)	(18,395)	(60,640)	(78,912)
	602,249	494,864	354,974	249,371	(1,394,225)
Share capital	**901,583**	899,833	894,333	90,951	90,951
Reserves	**(299,334)**	(404,969)	(539,359)	(614,580)	(1,485,176)
Loan from immediate holding company	**—**	—	—	773,000	—
	602,249	494,864	354,974	249,371	(1,394,225)

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Annual Report 2003

二零零四年中期報告

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

目錄

公司資料

董事會

執行董事

梁江 *(主席)*
譚雲標
曾翰南

非執行董事

趙雷力
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
干諾道西167號
天津大廈15樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712-1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

廣南（集團）有限公司（「本公司」）的董事會（「董事會」）欣然公佈，本公司及其附屬公司（「本集團」）於截至二零零四年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

（以港幣列示）

綜合損益表截至二零零四年六月三十日止六個月—未經審核

	附註	截至六月三十日止六個月 二零零四年 千元	 二零零三年 千元
營業額	2	**389,555**	745,165
銷售成本		**(326,663)**	(669,260)
毛利		**62,892**	75,905
其他收益		**6,472**	8,475
其他收入淨額		**281**	180
分銷成本		**(6,583)**	(16,523)
行政費用		**(23,979)**	(28,911)
其他經營費用		**(5,948)**	(5,154)
經營溢利		**33,135**	33,972
非經營收入	3	**76,223**	10,647
融資成本	4(a)	**(343)**	(3,945)
應佔聯營公司溢利減虧損		**18,133**	9,513
除税前日常業務溢利	4	**127,148**	50,187
所得税	5	**(25,447)**	(3,428)
除税後日常業務溢利		**101,701**	46,759
少數股東權益		**(4,584)**	(1,698)
股東應佔溢利		**97,117**	45,061
轉撥往其他儲備		**13,529**	8,922
每股盈利			
基本	6(a)	**1.08仙**	0.50仙
攤薄	6(b)	**不適用**	0.49仙
中期股息		**無**	無

第8至17頁的附註為本中期財務報告的組成部份。

綜合資產負債表於二零零四年六月三十日—未經審核
(以港幣列示)

	附註	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
非流動資產			
固定資產			
—投資物業		**183,859**	185,988
—其他物業、廠房及設備		**178,673**	177,423
		362,532	363,411
佔聯營公司權益		**170,840**	154,978
投資證券		**419**	540
遞延税項資產		**1,962**	3,778
負商譽		**(16,523)**	(17,246)
		519,230	505,461
流動資產			
存貨		**38,251**	44,228
業務及其他應收款項	*7*	**99,106**	148,582
其他證券		**3,200**	3,247
受限制存款	*12(b)*	**4,712**	—
現金及現金等價物	*8*	**290,315**	254,457
		435,584	450,514
流動負債			
計息借款		**7,878**	57,700
業務及其他應付款項	*9*	**199,603**	262,436
本期税項		**16,715**	3,871
		224,196	324,007
流動資產淨值		**211,388**	126,507
總資產減流動負債		**730,618**	631,968

綜合資產負債表於二零零四年六月三十日—未經審核 *(續)*
(以港幣列示)

	附註	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
非流動負債			
遞延税項負債		**10,211**	9,335
少數股東權益		**19,088**	20,384
		701,319	602,249
資本及儲備			
股本	*10*	**901,583**	901,583
儲備		**(200,264)**	(299,334)
		701,319	602,249

第8至17頁的附註為本中期財務報告的組成部份。

綜合權益變動報表截至二零零四年六月三十日止六個月—未經審核

(以港幣列示)

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	*千元*
於一月一日的股東權益	**602,249**	494,864
確認由投資物業重估儲備所產生的遞延稅項	–	(4,629)
中華人民共和國(不包括香港)(「中國」)附屬公司及聯營公司換算產生的滙兑差額	**1,953**	127
未在損益表內確認的收益/(虧損)淨額	**1,953**	(4,502)
股東應佔溢利	**97,117**	45,061
於六月三十日的股東權益	**701,319**	535,423

第8至17頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表截至二零零四年六月三十日止六個月—未經審核

(以港幣列示)

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	千元
來自經營業務的現金淨額	**37,859**	16,128
來自／(用於)投資業務的現金淨額	**813**	(1,129)
(用於)／來自融資活動的現金淨額	**(2,814)**	4,589
現金及現金等價物增加	**35,858**	19,588
於一月一日的現金及現金等價物	**254,457**	243,010
於六月三十日的現金及現金等價物	**290,315**	262,598

第8至17頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註

(以港幣列示)

1. 編製基準

中期財務報告未經審核,惟已經由畢馬威會計師事務所依據香港會計師公會(「香港會計師公會」)頒佈的核數準則第700號「編製審閱中期財務報告」而審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第18頁。

中期財務報告乃依據香港聯合交易所有限公司主板上市規則的規定,包括遵守由香港會計師公會頒佈的會計實務準則第25號「中期財務報告」而編製。

載入中期財務報告中有關截至二零零三年十二月三十一日止年度的財務資料並不構成本公司於該財政年度的法定賬目,而只是從法定賬目衍生。截至二零零三年十二月三十一日止年度的法定賬目可於本公司的註冊辦事處查閱。核數師對彼等日期為二零零四年四月八日的報告中賬目並無保留意見。

除以下附註1(a)及1(b)所披露外,編製中期財務報告已採納與二零零三年年報相同的會計政策。

(a) 買入返售證券

根據買入及返售證券協議,本集團從銀行購入此類證券的成本被認為其實質是銀行存款。因此,根據此協議而存入銀行的資金是記錄為「銀行墊款」,而其買入價與返售價的差異確認為利息收入,此收入根據協議期限計提入賬。

(b) 收入確認

佣金收入是在有關服務提供時確認。

2. 營業額及分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與集團內部財務報表較相關而作為主要呈報方式。

業務分類

本集團包括下列主要業務分類:

馬口鐵	:	生產及銷售馬口鐵及相關產品,其為食品加工生產商用作包裝物料
鮮活商品代理	:	分銷/代理鮮活食品
飼料生產及牲畜飼養	:	生產及買賣飼料、豬隻養殖及經銷
食品貿易	:	買賣食品商品
物業租賃	:	出租物業以產生租金收入

2. 營業額及分類報告 *(續)*

業務分類(續)

	馬口鐵 千元	鮮活 商品代理 千元	飼料 生產及 牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類間 對銷 千元	未分配 千元	綜合 千元
截至二零零四年六月三十日止期間								
來自外部客戶的收益	280,527	19,704	61,312	15,397	12,615	–	–	389,555
分類間的收益	652	–	–	–	30	(682)	–	–
來自外部客戶的其他收益	–	–	–	–	–	–	4,889	4,889
合計	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
分類業績	27,297	6,377	(3,888)	(73)	7,841			37,554
未分配經營收入及開支								(4,419)
經營溢利								33,135
融資成本								(343)
應佔聯營公司溢利減虧損	–	(38)	–	–	–	–	18,171	18,133
非經營收入								76,223
所得稅								(25,447)
少數股東權益								(4,584)
股東應佔溢利								97,117

於以前年度,本集團的鮮活商品代理業務的營業額為鮮活商品的總銷售金額。從二零零四年一月一日起,隨著與大部份供應商所簽署的代理協議的執行,鮮活商品代理業務的營業額包括來自鮮活商品代理業務的佣金收入。此經營方式的改變令本集團於二零零四年六月三十日六個月止的營業額大幅下降,但此改變對本集團鮮活商品業務的毛利並無重大影響。

2. 營業額及分類報告*（續）*

業務分類（續）

	馬口鐵 千元	鮮活商品代理 千元	飼料生產及牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類間對銷 千元	未分配 千元	綜合 千元
截至二零零三年六月三十日止期間								
來自外部客戶的收益	275,913	342,731	81,790	29,412	15,319	–	–	745,165
分類間的收益	524	–	–	–	–	(524)	–	–
來自外部客戶的其他收益	–	–	–	–	–	–	6,171	6,171
合計	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
分類業績	31,738	4,494	(7,456)	685	10,792			40,253
未分配經營收入及開支								(6,281)
經營溢利								33,972
融資成本								(3,945)
應佔聯營公司溢利減虧損	–	(67)	–	–	–	–	9,580	9,513
非經營收入								10,647
所得稅								(3,428)
少數股東權益								(1,698)
股東應佔溢利								45,061

2. 營業額及分類報告（續）

經營地區分類

本集團的業務主要在兩個經濟地區。集團在香港主要經營鮮活商品代理，而集團大部份業務則在中國經營。按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。

	本集團營業額	
	截至六月三十日止六個月	
	二零零四年	二零零三年
	千元	*千元*
香港	**36,267**	365,796
中國	**353,288**	372,042
其他地區	**–**	7,327
	389,555	745,165

3. 非經營收入

		截至六月三十日止六個月	
		二零零四年	二零零三年
	附註	***千元***	*千元*
負債回撥	*(i)*	**76,223**	–
追回呆壞賬	*(ii)*	**–**	10,647
		76,223	10,647

附註：

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事會認為有關債權人將來不會向本集團索償。

(ii) 此金額主要為以前因未可確定能否收回應收賬項所作撇帳或壞賬準備的回撥。於截至二零零三年六月三十日止期內，若干壞賬已被收回而有關撇帳金額10,647,000元，已於損益表中相應回撥。

4. 除稅前日常業務溢利

除稅前日常業務溢利已扣除／(計入)：

		截至六月三十日止六個月	
		二零零四年	二零零三年
		千元	*千元*
(a)	*融資成本：*		
	須於五年內償還的銀行貸款及其他借貸利息	**343**	2,160
	可換股票據利息	**–**	1,785
		343	3,945
(b)	*員工成本：*		
	定額供款計劃之(退回)／供款淨額	**(155)**	624
	薪金、工資及其他福利	**20,578**	20,753
		20,423	21,377
(c)	*其他項目：*		
	折舊	**3,422**	4,572
	負商譽攤銷	**(723)**	(723)
	上市證券股息收入	**(118)**	(143)
	出售投資／其他證券之虧損	**–**	236
	其他證券按公平值計算的未變現虧損／(收益)淨額	**47**	(282)
	有關物業租金的經營租賃費用	**305**	509
	投資物業應收租金減直接費用549,000元(截至二零零三年六月三十日止期間：1,194,000元)	**(12,066)**	(14,125)

5. **綜合損益表內的所得税**

綜合損益表所列的税項為：

	截至六月三十日止六個月 二零零四年 千元	二零零三年 千元
本期税項－香港利得税準備		
本期間按税率17.5%估計應課税溢利的香港利得税準備	**1,061**	618
本期税項－中國		
本期間税項	**17,583**	5,054
以往年度不足撥備	**413**	480
	17,996	5,534
遞延税項		
暫時性差異產生及轉回	**2,665**	6,353
增加税率對遞延税項金額的影響	**－**	(4,009)
	2,665	2,344
應佔聯營公司税項	**3,725**	(5,068)
	25,447	3,428

在中國成立及經營的附屬公司或聯營公司的所得税，是以該等公司所在的中國相關省份或經濟特區的適用所得税率計算。

6. **每股盈利**

(a) ***每股基本盈利***

每股基本盈利是按股東應佔溢利97,117,000元（截至二零零三年六月三十日止期間：45,061,000元）及於本期間已發行普通股的加權平均數9,015,833,000股（截至二零零三年六月三十日止期間：8,998,333,000股）計算。

(b) ***每股攤薄盈利***

由於未行使的購股權所產生的潛在普通股並無任何攤簿影響，因此，截至二零零四年六月三十日止期間，並無任何每股攤薄盈利。

截至二零零三年六月三十日止期間的每股攤薄盈利是按普通股東應佔的溢利46,846,000元及已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數9,514,462,000股計算。

7. **業務及其他應收款項**

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類的賬齡分析如下:

	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
一個月內	**34,299**	116,852
一至三個月	**34,750**	6,294
超過三個月,但少於十二個月	**15,850**	947
超過一年,但少於兩年	**–**	328
超過兩年	**219**	46
	85,118	124,467

本集團有一套既定政策,信貸期由須預付至不超過180日(二零零三年十二月三十一日:180日)。

8. **現金及現金等價物**

現金及現金等價物的結餘分析如下:

	附註	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
銀行墊款	*(i)*	**114,368**	–
銀行存款及現金		**175,947**	254,457
	(ii)	**290,315**	254,457

附註:

(i) 本期間,本集團與銀行簽訂若干買入及返售證券協議。根據此協議,銀行將於協議期間完結後(通常三個月以內)以雙方同意的返售價再次買入此證券,買入價與返售價的差異確認為利息收入。按此,截至二零零四年六月三十日本集團有為數114,368,000元(二零零三年:無)向銀行購入的證券成本金額分類為銀行墊款,此金額被認為其實質是銀行存款。

按照協議的條款,銀行已於結算日後全數歸還有關墊款。

(ii) 包括在現金及現金等價物內有為數人民幣216,166,000元(二零零三年:人民幣157,995,000元)是不能在中國自由兌換貨幣的,該資金匯出中國境外是受到中國政府的外匯限制。

9. 業務及其他應付款項

包括在業務及其他應付款項的業務應付賬款的賬齡分析如下：

	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
一個月內或接獲通知時到期	**46,320**	74,443
一個月後但三個月內到期	**600**	334
三個月後但十二個月內到期	**–**	13
一年後但兩年內	**–**	23
超過兩年	**36**	70
	46,956	74,883

10. 股本

	於二零零四年六月三十日 股份數目 *(千股)*	於二零零四年六月三十日 *千元*	於二零零三年十二月三十一日 股份數目 *(千股)*	於二零零三年十二月三十一日 *千元*
法定股本：				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**9,015,833**	**901,583**	8,998,333	899,833
根據購股權計劃發行股份	**–**	**–**	17,500	1,750
於六月三十日／十二月三十一日	**9,015,833**	**901,583**	9,015,833	901,583

11. 承擔

(a) 於二零零四年六月三十日未償付而又未在財務報表內提撥準備的資本承擔如下：

	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
已訂約	**10,531**	971
已授權但未訂約	**38,015**	2,814
	48,546	3,785

11. 承擔(續)

(b) 於二零零四年六月三十日根據不可解除的經營租賃在日後應付的最低租賃款項總數如下：

	於二零零四年六月三十日 千元	於二零零三年十二月三十一日 千元
一年內	**594**	625
一年後但五年內	**40**	939
五年後	**–**	4,342
	634	5,906

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零四年六月三十日，本公司已承諾提供6,489,000元(於二零零三年十二月三十一日：6,489,000元)資金予本集團一間聯營公司。

12. 訴訟

(a) 於二零零四年六月三十日，本集團已向一間附屬公司之前少數股東就其拖欠本集團約40,000,000元提出法律訴訟。本集團已抵押等同金額之應收票據予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆前少數股東欠款已於以往年度全數計提撥備。

(b) 於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，指稱該附屬公司尚未清還一筆應付款項。岳陽市中級人民法院已頒令凍結該附屬公司為數約4,700,000元的銀行存款。

根據現時提供的資料及法律意見，董事會認為該附屬公司在以上訴訟中獲勝的機會很大，因此，在中期財務報告中，並沒有為此申索而作任何撥備。

13. 重大關連交易

本期間重大的關連交易總結如下：

	附註	截至六月三十日止六個月 二零零四年 千元	二零零三年 千元
銷售貨品予關連公司	*(i)*	–	2,123
從關連公司採購貨品	*(i)*	**1,991**	14,560
從一間聯營公司收取利息收入	*(ii)*	**409**	846
收取一間同母系附屬公司的電／水費用及租金		**1,580**	1,535
支付關連公司之佣金		–	718
應付一間同母系附屬公司的可換股票據利息	*4(a)*	–	1,785

附註：

(i) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司的少數股東。

(ii) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為9,782,000元（二零零三年十二月三十一日：9,782,000元）及409,000元（二零零三年十二月三十一日：無）。

14. 結算日後事項

於二零零四年七月二十三日，本集團與一非關連方訂立了股權轉讓協議出讓本集團對高要廣南畜牧發展有限公司的51%權益，作價為人民幣1,560,000元。根據協議，該交易會於某些協議條款（包括全數收回轉讓價及取得中國政府相關部門所出具的批覆）滿足後完成。預期此交易會帶來約1,890,000元的收益。

KPMG

獨立審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師(以下簡稱「我們」)已依 貴公司指示審閱刊於第3頁至第17頁的中期財務報告。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》,上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《會計實務準則》第25號－「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責,並由董事核准通過。

我們的責任是根據我們審閱工作的結果,對中期財務報告提出獨立結論,並按照我們雙方所協定的應聘條款,只向作為法人團體的董事會報告。除此之外,我們的報告書不可用作其他用途。我們概不就本報告書內容,對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號－「中期財務報表的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,評估財務報告中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至二零零四年六月三十日止期間的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港,二零零四年九月十七日

中期股息

董事會決議不宣派截至二零零四年六月三十日止六個月之中期股息(截至二零零三年六月三十日止期間:無)。

業績

二零零四年上半年,本集團業績錄得理想的增長。未經審核之綜合股東應佔溢利為97,117,000港元,比去年同期的45,061,000港元增長115.5%,每股基本盈利1.08港仙,比去年同期的0.5港仙增長116%。董事會決議不派發中期股息。

業務回顧

二零零四年上半年,鮮活業務受到比去年更嚴重的禽流感疫情影響,馬口鐵原板緊缺及多項主要原材料價格升近歷史高位,經營環境持續惡劣。於回顧期內,本集團通過調整管理架構、改革經營機制、落實經營目標考核責任制、全面推行招投標的「陽光工程」等措施,取得較理想業績。鮮活商品代理業務雖受年初禽流感疫情影響,但上半年根據本港活豬需求增加的情況,積極爭取增加廣東活豬出口,不但彌補了禽類代理業務收入的下降損失,而且經營溢利比去年同期增長了41.9%。馬口鐵業務未受到國家宏觀調控的負面影響,生產正常,產品質量提高,繼續保持旺銷勢頭,營業額比去年同期有輕微增長。但受原板緊缺制約和主要原材料價格大幅上漲的影響,毛利率較去年同期下降4個百分點,經營溢利較去年同期為低。本集團聯營公司黃龍食品工業有限公司經營勢頭良好,稅前利潤較去年同期增加105.2%,使我司應佔溢利增加9,520,000港元。

業務回顧 *(續)*

於回顧期內，綜合股東應佔溢利達97,117,000港元，比去年同期增長115.5%，除税前溢利達127,148,000港元，比去年同期增長76,961,000港元。增長主要來自非經營收入比去年同期增長65,576,000港元，達76,223,000港元，此數為長期未償還應付帳項之回撥。但因鮮活商品代理業務從二零零四年一月一日簽訂新的代理協議起，改變經營方式，從商品買賣轉為純代理業務收取佣金，規避了貿易業務風險而不影響毛利，營業額由以往的銷售額改為佣金收入，使鮮活商品代理業務的營業額減少323,027,000元，令本集團整體的綜合營業額下降355,610,000港元至本期的389,555,000港元。若與去年同口徑比較，鮮活商品代理業務營業額僅下降了3,710,000港元。

馬口鐵業務

二零零四年上半年，本集團附屬公司中山中粵馬口鐵工業有限公司生產馬口鐵45,280噸，銷售44,503噸，均比去年同期下降8.2%；營業額281,179,000港元，比去年同期增1.7%；經營溢利較去年同期減少4,441,000港元，下降14.0%。減少的主要原因是原板緊缺，原板、原油、錫錠等原輔材料價格大幅上漲，成本上升幅度比銷售價格增幅為高。

馬口鐵業務仍是本集團盈利貢獻最大，且最具發展潛質的核心業務，是本集團未來發展的重點。上半年，馬口鐵業務未受國家宏觀調控的影響，仍然保持旺銷勢頭。但由於全球鋼鐵產品熱銷，原板較往年緊缺。面對原板緊缺問題，管理層一手抓全球化採購，一手抓原板國產化的推進。通過多次派員出訪世界各地鋼鐵公司，開闢新的原板供應渠道，尋求增加原板供應。並組織對國產原板的試驗，現在已初顯效果。本公司希望於明年中新生產線投產時能取得足夠的原板供應，提高馬口鐵的產量。

業務回顧 *(續)*

馬口鐵業務 *(續)*

新建年產8萬噸鍍鉻鐵專用生產線項目於上半年啟動，目前已完成4個主要設備項目的招標，完成基建場地的清理，廠房土建項目招標將在九月完成，為新線投產而招攬的人才已到位並開始實習培訓。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司(「山海」)的工業廠房及員工宿舍及香港的寫字樓物業。二零零四年上半年，本集團之物業租賃業務錄得總收入為12,645,000港元，收入較去年同期減少17.5%，物業租賃業務實現經營溢利7,841,000港元，較去年同期減少27.3%。物業收入減少的主要原因是，山海部分出租廠房前10年租約期滿，新租約按市場價格調低了單位面積租金所致。

鮮活商品業務

二零零四年上半年，鮮活商品業務取得營業額19,704,000港元，與去年同期比較減少323,027,000港元，下降94.3%，主要由於今年起改變經營方式，從商品買賣轉為純代理收取佣金。如按同口徑比較，營業額減少3,710,000港元，下降15.8%。上半年，面對年初爆發的禽流感，一方面，集團進一步精簡人員減低經營成本；另一方面配合豬肉需求的增加，爭取增加廣東活豬出口配額，以增加畜類業務收入，彌補了因禽流感而減少的禽類業務損失。今年頭六個月，鮮活業務實現經營溢利6,377,000港元，比去年同期增加1,883,000港元，上升41.9%。

鮮活業務是本集團的傳統業務，本公司將通過開源節流、增收節支、挖潛增效等措施，繼續穩定鮮活代理業務，以維持競爭力，為集團提供一項穩定的盈利來源。

業務回顧 *(續)*

飼料生產業務

二零零四年上半年，本集團附屬公司廣南(湛江)家豐飼料有限公司(「廣南家豐」)營業額為61,312,000港元，較去年同期增長7.7%，但年初的嚴重禽流感使大部分農戶經營出現困難，不得不提取壞帳準備4,674,000港元，錄得經營虧損1,647,000港元。

管理層認為，飼料加工行業是以原材料加工為主且毛利極微的行業，原材料成本波動難控，加上客戶不時受到禽流感打擊，應收貨款風險很大。因此，去年已決定將穩步退出飼料生產業務，但因年初禽流感使不少潛在買家卻步。下半年將繼續積極尋找買家，將廣南家豐整體轉讓出售。

食品貿易業務

二零零四年上半年，受禽流感影響，本集團食品貿易業務營業額為15,397,000港元，較去年同期下跌47.7%；錄得經營虧損73,000港元，企業由盈變虧。

管理層認為，食品貿易業務是本集團非核心、非優勢業務，盈利貢獻較小，管理層決定對食品貿易業務進行資源整合，在條件成熟時，逐步退出食品貿易業務。

牲畜飼養業務

本集團唯一一家牲畜飼養企業－高要廣南畜牧發展有限公司於回顧期內停業，並於二零零四年七月二十三日簽訂合同以人民幣1,560,000元作價，將本集團所佔51%的股權出售給第三者。至此，廣南已全部退出牲畜飼養業務。

財務狀況

於二零零四年六月三十日，本集團總資產為954,814,000港元，而總負債為234,407,000港元，分別較去年底減少1,161,000港元及98,935,000港元。流動資產淨值由去年底的126,507,000港元增加至211,388,000港元，而流動比率(流動資產除以流動負債)較去年年底上升55.2%。集團財務資源充裕，為未來業務發展奠定了基礎。

財務狀況 *(續)*

流動資金及財務資源

於二零零四年六月三十日，本集團現金及現金等價物結餘為290,315,000港元，較去年年底現金結餘增加14.1%。於回顧期內主要的現金流出是償還23,250,000港元予一同母系附屬公司。

於二零零四年六月三十日，本集團有計息借款7,878,000港元，按通知還款及按年息7.5厘計息。因此本集團的負債比率（即本集團計息借款除以股東資金）由去年底的9.6%大幅減少至1.1%。

於二零零四年六月三十日，本集團的信貸總額為213,025,000港元，其中已動用76,609,000港元，尚未動用的銀行信貸額為136,416,000港元。以手持的現金及現金等價物及營運產生的現金流，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

集團資產抵押

於二零零四年六月三十日，本集團若干賬面值為2,827,000港元的固定資產已抵押予銀行，作為本集團取得為數9,046,000港元的一般銀行信貸額。

此外，於二零零四年六月三十日，本集團若干的應收票據（金額約為40,000,000港元）已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一附屬公司的前少數股東追討等同金額欠款的法律訴訟保全的擔保。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。

員工及薪酬政策

截至二零零四年六月三十日止，本集團全職僱員人數共548名，比二零零三年年底增加4名。其中25名在香港及523名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零四年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅後利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

前景展望

二零零四年下半年經營環境仍極具挑戰性。馬口鐵原板緊缺、價格高漲，仍是馬口鐵業務營運的「瓶頸」；隨著業務結構的整合，逐步退出飼料生產和食品貿易等業務後，將對今年營業額有一定影響。為了化解二零零四年生產經營的不利因素，變被動為主動，並推動公司未來發展，本集團決定採取如下幾項主要措施：(一)努力解決馬口鐵原材料緊缺的「瓶頸」問題，拓展進口採購渠道和材料品種，探討原材料國產化的可能性，挖掘產銷潛能，努力實現既定的效益目標。(二)組織抓好鍍鉻鐵專用生產線的建設，確保生產、建設兩不誤，爭取早日建成投產發揮效益。(三)制訂並組織實施好本集團未來五年企業發展戰略規劃，積極開發馬口鐵新產品和與本集團馬口鐵核心業務相關的有市場發展前景的業務。本集團堅信，憑藉馬口鐵產品在二零零三年被評為廣東省名牌產品的優勢、擁有國內獨家生產鍍鉻鐵產品的競爭力、以及本集團充裕的財務資源及穩健的管理團隊，在可預見的幾年內，本集團將堅定地向建設專業化集團的目標邁進。

董事於股份、相關股份及債券之權益及淡倉

於二零零四年六月三十日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於股份之好倉

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁江	800,000	0.009%

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁劍琴	200,000	0.003%

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.005%
梁劍琴	46,000	0.003%

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

董事於股份、相關股份及債券之權益及淡倉(續)

(II) 於有關本公司普通股的購股權之好倉

董事姓名	購股權授出日期#	購股權數目 於二零零四年一月一日持有 千份	購股權數目 期內授出 千份	購股權行使期	各承授人就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目 已行使 千份	期內之購股權數目 已失效 千份	期內之購股權數目 已註銷 千份	於二零零四年六月三十日持有購股權數目 千份	股價 購股權授出日** 港元	股價 購股權行使日 港元
梁江	06/02/04	–	20,000	06/05/04至05/05/09*	10	0.1582	–	–	–	20,000	0.155	–
譚雲標	06/02/04	–	15,000	06/05/04至05/05/09*	10	0.1582	–	–	–	15,000	0.155	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘二零零九年五月五日並非香港營業日,行使期將於緊接該日前之一個營業日的營業時間結束時完結。

** 所披露之購股權授出日股價,乃於緊接購股權授出之前的一個交易日,本公司股份於聯交所所報之收市價。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外,於二零零四年六月三十日,本公司董事及行政總裁概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及聯交所;或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中;或(iii)根據上市規則須知會本公司及聯交所。

主要股東

於二零零四年六月三十日，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司（「粵港」）*（附註）*	5,364,948,680	59.51%	好倉
廣東控股有限公司（「廣東控股」）	5,364,948,680	59.51%	好倉

附註： 粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

除上文所披露者外，於二零零四年六月三十日，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

購股權計劃

於二零零四年六月十一日，本公司之股東已通過決議案採納新購股權計劃（「二零零四購股權計劃」）使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司之股東亦通過決議案終止其於一九九四年十一月二十一日（「一九九四購股權計劃」）及二零零一年八月二十四日採納的購股權計劃（「二零零一購股權計劃」）。請參閱本公司日期為二零零四年五月十九日的通函有關其它資料。

於期內，本公司的一九九四購股權計劃並無已授出尚未行使的購股權，本公司亦無根據二零零四購股權計劃授出購股權。

於二零零四年六月三十日，根據本公司的二零零一購股權計劃已授出尚未行使的購股權如下：

類別	購股權授出日期#	購股權數目：於二零零四年一月一日持有	購股權數目：期內授出	購股權行使期	各承授人就授出購股權已付之總代價	行使購股權時須支付之每股價格	期內之購股權數目：已行使	期內之購股權數目：已失效	期內之購股權數目：已註銷	於二零零四年六月三十日持有購股權數目	股價：購股權授出日***	股價：購股權行使日
		千份	千份		港元	港元	千份	千份	千份	千份	港元	港元
僱員及其他參與者	24/08/01	33,500	–	26/11/01至25/11/06*	10	0.1495	–	–	–	33,500	0.185	–
	06/02/04	–	71,900	06/05/04至05/05/09**	10	0.1582	–	–	–	71,900	0.155	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘二零零六年十一月二十五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

** 倘二零零九年五月五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

*** 所披露之購股權授出日股價，乃於緊接購股權授出之前的一個交易日，本公司股份於聯交所所報之收市價。

購股權計劃（續）

在評估期內授出之購股權的理論總值時，已採用柏力克－舒爾斯期權定價模式。

授出日期	:	2004年2月6日
歸屬期	:	2004年2月6日－2004年5月6日
行使期	:	2004年5月6日－2009年5月5日
行使價	:	每股0.1582港元

	於二零零四年二月六日（附註(2)）
購股權數目	106,900,000股
購股權的理論價值	每股0.0725港元
購股權的總理論價值	7,750,250港元

附註：

(1) 本公司股份於購股權授出日之前一日的收市價為0.155港元。

(2) 按照柏力克－舒爾斯期權價格模式#及採用以下之假設及數據計算，購股權於2004年2月6日（即購股權授出日）約總值7,750,250港元。

無風險利率	:	2.831%*，為2004年2月6日交易的五年期外匯基金票據的大約孳息。
預期波幅	:	49.96%，為本公司股份自2003年2月6日至2004年2月6日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	5.24年
假設	:	購股權於有效期內的預期波幅與本公司股價於2003年2月6日至2004年2月6日期內之波幅並沒有實質的重大分別。

(3) 有關的購股權計劃內並無沒收購股權的條款。

按照柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制且可以自由轉讓並公開買賣購股權的合理價值，該購股權定價模式只為眾多購股權定價模式中較為普遍的一種。務須注意，柏力克－舒爾斯期權價格模式需要加入高度主觀之假設，包括股價波幅。由於所加入之主觀假設之變動可重大影響估計公平值，董事認為柏力克－舒爾斯期權價格模式僅提供購股權之理論價值，故不應被詮釋為購股權之市值或實際價值。

* 根據上市規則第17.08條，無風險利率應為由國家發行的債務證券的現行利率，假如以香港為基地的單位，則例如外匯基金票據。

企業管治

本公司並無任何董事知悉任何資料，足以合理地指出本公司在截至二零零四年六月三十日止六個月的任何時間，未有遵守聯交所上市規則附錄十四的規定，惟非執行董事之任期並無具體規定，但根據本公司之組織章程細則，彼等須於股東週年大會上輪席告退，惟可膺選連任。

本公司已採納聯交所上市規則附錄十所載的《標準守則》為董事證券交易的行為守則，經本公司作出特定查詢後，所有董事已確認於期內，均已遵守《標準守則》內所規定的標準。

本集團截至二零零四年六月三十日止六個月的中期報告並無進行審核，但已由審核委會員及本公司核數師畢馬威會計師事務所審閱。

購買、出售或贖回證券

截至二零零四年六月三十日止之六個月內，本公司並無贖回任何證券，而本公司或其任何附屬公司亦無購入或出售本公司任何證券。

承董事會命
主席
梁江

香港，二零零四年九月十七日

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2004 – unaudited

		Six months ended 30 June	
		2004	2003
	Note	***$'000***	*$'000*
Turnover	*2*	**389,555**	745,165
Cost of sales		**(326,663)**	(669,260)
Gross profit		**62,892**	75,905
Other revenue		**6,472**	8,475
Other net income		**281**	180
Distribution costs		**(6,583)**	(16,523)
Administrative expenses		**(23,979)**	(28,911)
Other operating expenses		**(5,948)**	(5,154)
Profit from operations		**33,135**	33,972
Non-operating income	*3*	**76,223**	10,647
Finance costs	*4(a)*	**(343)**	(3,945)
Share of profits less losses of associates		**18,133**	9,513
Profit from ordinary activities before taxation	*4*	**127,148**	50,187
Income tax	*5*	**(25,447)**	(3,428)
Profit from ordinary activities after taxation		**101,701**	46,759
Minority interests		**(4,584)**	(1,698)
Profit attributable to shareholders		**97,117**	45,061
Transfer to other reserve		**13,529**	8,922
Earnings per share			
Basic	*6(a)*	**1.08 cents**	0.50 cents
Diluted	*6(b)*	**N/A**	0.49 cents
Interim dividend		**Nil**	Nil

The notes on pages 8 to 17 form part of this interim financial report.

Consolidated balance sheet at 30 June 2004 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2004 *$'000*	At 31 December 2003 *$'000*
Non-current assets			
Fixed assets			
– Investment properties		**183,859**	185,988
– Other property, plant and equipment		**178,673**	177,423
		362,532	363,411
Interest in associates		**170,840**	154,978
Investment securities		**419**	540
Deferred tax assets		**1,962**	3,778
Negative goodwill		**(16,523)**	(17,246)
		519,230	505,461
Current assets			
Inventories		**38,251**	44,228
Trade and other receivables	*7*	**99,106**	148,582
Other securities		**3,200**	3,247
Restricted deposit	*12(b)*	**4,712**	–
Cash and cash equivalents	*8*	**290,315**	254,457
		435,584	450,514
Current liabilities			
Interest-bearing borrowings		**7,878**	57,700
Trade and other payables	*9*	**199,603**	262,436
Current taxation		**16,715**	3,871
		224,196	324,007
Net current assets		**211,388**	126,507
Total assets less current liabilities		**730,618**	631,968

Consolidated balance sheet at 30 June 2004 – unaudited *(continued)*
(Expressed in Hong Kong dollars)

	Note	**At 30 June 2004** **\$'000**	At 31 December 2003 \$'000
Non-current liability			
Deferred tax liabilities		**10,211**	9,335
Minority interests		**19,088**	20,384
		701,319	602,249
Capital and reserves			
Share capital	*10*	**901,583**	901,583
Reserves		**(200,264)**	(299,334)
		701,319	602,249

The notes on pages 8 to 17 form part of this interim financial report.

Consolidated Statement of Changes in Equity for the six months ended 30 June 2004 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
Shareholders' equity at 1 January	**602,249**	494,864
Recognition of deferred tax of investment properties revaluation reserve	–	(4,629)
Exchange differences arising on translation of the People's Republic of China (other than Hong Kong) (the "PRC") subsidiaries and associates	**1,953**	127
Net gains/(losses) not recognised in the profit and loss account	**1,953**	(4,502)
Profit attributable to shareholders	**97,117**	45,061
Shareholders' equity at 30 June	**701,319**	535,423

The notes on pages 8 to 17 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2004 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
Net cash from operating activities	**37,859**	16,128
Net cash from/(used in) investing activities	**813**	(1,129)
Net cash (used in)/from financing activities	**(2,814)**	4,589
Increase in cash and cash equivalents	**35,858**	19,588
Cash and cash equivalents at 1 January	**254,457**	243,010
Cash and cash equivalents at 30 June	**290,315**	262,598

The notes on pages 8 to 17 form part of this interim financial report.

Notes on the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") (previously known as Hong Kong Society of Accountants). KPMG's independent review report to the Board is included on page 18.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 8 April 2004.

The same accounting policies adopted in the financial statements for the year ended 31 December 2003 have been applied to the interim financial report, except as disclosed in notes 1(a) and 1(b) below.

(a) *Securities purchased under agreement to resell*

The cost of securities acquired under purchase and resell agreements with banks is considered to be, in substance, deposits with banks. Therefore, amounts paid to banks under these agreements are recorded as "Advances to bank". The difference between the purchase price and resale price is recognised as interest income which is accrued over the term of the agreement.

(b) *Revenue recognition*

Commission income is recognised when the relevant services are provided.

2. Turnover and segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution/agent of live and fresh foodstuffs
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

2. Turnover and segment reporting *(continued)*

***Business segments** (continued)*

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2004								
Revenue from external customers	280,527	19,704	61,312	15,397	12,615	–	–	389,555
Inter-segment revenue	652	–	–	–	30	(682)	–	–
Other revenue from external customers	–	–	–	–	–	–	4,889	4,889
Total	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
Segment result	27,297	6,377	(3,888)	(73)	7,841			37,554
Unallocated operating income and expenses								(4,419)
Profit from operations								33,135
Finance costs								(343)
Share of profits less losses of associates	–	(38)	–	–	–	–	18,171	18,133
Non-operating income								76,223
Income tax								(25,447)
Minority interests								(4,584)
Profit attributable to shareholders								97,117

In prior years, turnover in respect of the Group's live and fresh foodstuffs distribution business represented the gross sales value of live and fresh foodstuffs. Effective 1 January 2004, turnover in respect of the Group's live and fresh foodstuffs distribution business includes commission income derived from its agency business in trading of live and fresh foodstuffs, following the execution of agency agreements with most of the suppliers concerned. The change in the mode of operation has resulted in a significant decrease in the Group's turnover during the six months ended 30 June 2004. However, the change has no significant impact on the gross profit of the Group's live and fresh foodstuffs distribution business.

2. Turnover and segment reporting *(continued)*

***Business segments** (continued)*

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2003								
Revenue from external customers	275,913	342,731	81,790	29,412	15,319	–	–	745,165
Inter-segment revenue	524	–	–	–	–	(524)	–	–
Other revenue from external customers	–	–	–	–	–	–	6,171	6,171
Total	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
Segment result	31,738	4,494	(7,456)	685	10,792			40,253
Unallocated operating income and expenses								(6,281)
Profit from operations								33,972
Finance costs								(3,945)
Share of profits less losses of associates	–	(67)	–	–	–	–	9,580	9,513
Non-operating income								10,647
Income tax								(3,428)
Minority interests								(1,698)
Profit attributable to shareholders								45,061

2. **Turnover and segment reporting** *(continued)*

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC is the major market for most of the Group's other businesses. In presenting information on the basis of geographical segments, segment revenue is based on geographical location of customers.

	Group turnover Six months ended 30 June	
	2004	2003
	$'000	*$'000*
Hong Kong	**36,267**	365,796
The PRC	**353,288**	372,042
Others	–	7,327
	389,555	745,165

3. **Non-operating income**

		Six months ended 30 June	
		2004	2003
	Note	***$'000***	*$'000*
Write-back of liabilities	*(i)*	**76,223**	–
Recovery of bad and doubtful debts	*(ii)*	–	10,647
		76,223	10,647

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The Directors are of the opinion that the creditors will not lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad and doubtful debts previously written off or provided for as the recoverability was in doubt. During the period ended 30 June 2003, certain bad debts were recovered and the related write-off amounts of $10,647,000 were written back to the profit and loss account accordingly.

4. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2004	2003
		$'000	*$'000*
(a)	*Finance costs:*		
	Interest on bank advances and other borrowings repayable within 5 years	**343**	2,160
	Interest on convertible notes	**–**	1,785
		343	3,945
(b)	*Staff costs:*		
	Net (refunded from)/contributions to defined contribution plan	**(155)**	624
	Salaries, wages and other benefits	**20,578**	20,753
		20,423	21,377
(c)	*Other items:*		
	Depreciation	**3,422**	4,572
	Amortisation of negative goodwill	**(723)**	(723)
	Dividend income from listed securities	**(118)**	(143)
	Loss on sale of investment/other securities	**–**	236
	Net unrealised loss/(gains) on other securities carried at fair value	**47**	(282)
	Operating lease charges in respect of properties rentals	**305**	509
	Rentals receivable from investment properties less direct outgoings of $549,000 (period ended 30 June 2003: $1,194,000)	**(12,066)**	(14,125)

5. **Income tax in the consolidated profit and loss account**

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June	
	2004	2003
	$'000	*$'000*
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period	**1,061**	618
Current tax – the PRC		
Tax for the period	**17,583**	5,054
Under-provision in respect of prior years	**413**	480
	17,996	5,534
Deferred tax		
Origination and reversal of temporary differences	**2,665**	6,353
Effect of increase in tax rate on deferred tax balances	**–**	(4,009)
	2,665	2,344
Share of associates' taxation	**3,725**	(5,068)
	25,447	3,428

Income tax for subsidiaries or associates established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

6. **Earnings per share**

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to shareholders of $97,117,000 (period ended 30 June 2003: $45,061,000) and the weighted average of 9,015,833,000 (period ended 30 June 2003: 8,998,333,000) ordinary shares in issue during the period.

(b) ***Diluted earnings per share***

The diluted earnings per share for the period ended 30 June 2004 is not presented as the potential ordinary shares in respect of outstanding share options are anti-dilutive.

The calculation of diluted earnings per share for the period ended 30 June 2003 is based on the adjusted profit attributable to ordinary shareholders of $46,846,000 and the weighted average number of ordinary shares of 9,514,462,000 shares after adjusting for the effects of all dilutive potential ordinary shares.

7. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2004 $'000	At 31 December 2003 $'000
Within 1 month	**34,299**	116,852
1 to 3 months	**34,750**	6,294
More than 3 months but less than 12 months	**15,850**	947
More than 1 year but less than 2 years	**–**	328
More than 2 years	**219**	46
	85,118	124,467

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (31 December 2003: 180 days).

8. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	Note	At 30 June 2004 $'000	At 31 December 2003 $'000
Advances to bank	*(i)*	**114,368**	–
Cash at bank and in hand		**175,947**	254,457
	(ii)	**290,315**	254,457

Notes:

(i) During the period, the Group entered into certain purchase and resell agreements of securities with a bank. Under the agreement, the bank will repurchase the securities at the agreed resale price at the end of the contract period, which is generally within 3 months. The difference between the purchase price and the resale price is recognised as interest income. Accordingly, the outstanding purchase cost at 30 June 2004 which amounts to $114,368,000 (2003: $Nil) is classified as advances to banks and which is considered to be, in substance, deposits with banks.

In accordance with the terms of the agreements, the advances were fully repaid by the bank subsequent to the period end.

(ii) Included in cash and cash equivalents is a balance of RMB216,166,000 (2003: RMB157,995,000) which is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

9. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2004 *$'000*	At 31 December 2003 *$'000*
Due within 1 month or on demand	**46,320**	74,443
Due after 1 month but within 3 months	**600**	334
Due after 3 months but within 12 months	**–**	13
Due after 1 year but within 2 years	**–**	23
Over 2 years	**36**	70
	46,956	74,883

10. Share capital

	At 30 June 2004		At 31 December 2003	
	Number of shares ***(thousand)***	***$'000***	Number of shares *(thousand)*	*$'000*
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**9,015,833**	**901,583**	8,998,333	899,833
Shares issued under share option scheme	**–**	**–**	17,500	1,750
At 30 June/31 December	**9,015,833**	**901,583**	9,015,833	901,583

11. Commitments

(a) Capital commitments outstanding at 30 June 2004 not provided for in the financial statements were as follows:

	At 30 June 2004 *$'000*	At 31 December 2003 *$'000*
Contracted for	**10,531**	971
Authorised but not contracted for	**38,015**	2,814
	48,546	3,785

11. Commitments *(continued)*

(b) At 30 June 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2004 *$'000*	At 31 December 2003 *$'000*
Within 1 year	**594**	625
After 1 year but within 5 years	**40**	939
After 5 years	**–**	4,342
	634	5,906

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2004, the Company committed to provide finance of $6,489,000 (31 December 2003: $6,489,000) to an associate of the Group.

12. Litigations

(a) At 30 June 2004, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amounts due from the former minority shareholder.

(b) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yueyang City has ordered to freeze a bank deposit of the subsidiary amounted to approximately $4,700,000 in this regard.

Based on the available information to date and legal opinion obtained, the Directors are of the opinion that the subsidiary has a considerable prospect of success in the above litigation. Accordingly, no provision for the claim has been made in the interim financial report.

13. Material related party transactions

Material related party transactions during the period are summarised as follows:

		Six months ended 30 June	
		2004	2003
	Note	***$'000***	*$'000*
Sales of goods to related companies	*(i)*	**–**	2,123
Purchases of goods from related companies	*(i)*	**1,991**	14,560
Interest income from an associate	*(ii)*	**409**	846
Provision of electricity/water and leasing services to a fellow subsidiary		**1,580**	1,535
Commission paid to related companies		**–**	718
Interest on convertible notes payable to a fellow subsidiary	*4(a)*	**–**	1,785

Notes:

(i) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(ii) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement, the Company advanced US$6,700,000 to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $9,782,000 (31 December 2003: $9,782,000) and $409,000 (31 December 2003: $Nil) respectively.

14. Post balance sheet events

On 23 July 2004, the Group entered into a share transfer agreement with a party which is not connected with the Company for the disposal of the Group's 51% interest in 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd) at a consideration of Rmb1,560,000. According to the agreement, the transaction would be completed subject to fulfilment of certain conditions, including the receipt of the consideration in full and obtaining the necessary approvals from the PRC government authorities. A gain of approximately $1,890,000 is expected from the transaction.

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 3 to 17.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the period ended 30 June 2004.

KPMG
Certified Public Accountants

Hong Kong, 17 September 2004

INTERIM DIVIDEND

The Board resolved not to declare the payment of interim dividend for the six months ended 30 June 2004 (period ended 30 June 2003: Nil).

RESULTS

In the first half of 2004, the Group's results recorded a growth. The unaudited consolidated profit attributable to shareholders was HK$97,117,000, representing an increase of 115.5% as compared with HK$45,061,000 during the corresponding period of last year. The basic earnings per share was 1.08 Hong Kong cents, representing an increase of 116% as compared with 0.5 Hong Kong cents of the corresponding period of last year. The Board resolved not to distribute any interim dividend.

BUSINESS REVIEW

In the first half of 2004, the operating environment remained undesirable, due to the impact of a bird flu, which was more serious than last year, on live and fresh foodstuffs business, the shortage of raw materials of tinplates and the nearly historical highs of the prices of various kinds of raw materials. During the period under review, the Group achieved satisfactory results by adopting various measures, such as an adjustment of its management structure, a reform of its operating mechanism, the implementation of an assessment and accountability system for operating objectives, and the invitation to tender/tender exercise under the Sunshine Project (陽光工程). Although the live and fresh foodstuffs distribution business was affected by the bird flu at the beginning of the year, to meet the increase of the demand for live pigs in Hong Kong, the Group actively sought to increase the export of live pigs from Guangdong Province. This not only compensated the loss caused by the fall of income from poultry agency business, but also brought about an increase of 41.9% in operating profit as compared with last year. As the tinplating business has not suffered from the negative impact of the macro-economic adjustment and control measures adopted by the State, its output remained normal; the product quality was improved and the products continued their brisk sales momentum. The turnover increased slightly as compared with the corresponding period of last year. Nevertheless, under the constraint of shortages of raw plates and the substantial surge of the price of the principal raw materials, when compared with the corresponding period of last year, the gross profit margin fell by 4 per cent, and the operating profit was down. Yellow Dragon Food Industry Co., Ltd., an associate of the Group, continued to operate with a strong momentum. Its profit before taxation increased by 105.2% when compared with the corresponding period of last year, and the profit attributable to the Group increased by HK$9,520,000.

BUSINESS REVIEW *(continued)*

During the period under review, the consolidated profit attributable to shareholders was HK$97,117,000, representing an increase of 115.5% when compared with the corresponding period of last year. Profit before taxation was HK$127,148,000, increased by HK$76,961,000 when compared with the corresponding period of last year. The increase was mainly resulted from an increase of HK$65,576,000 of non-operating income to HK$76,223,000 for the period. The amounts represented the write-back of liabilities which have been outstanding for a long time with no demand for settlement. However, since 1 January 2004, when new agency agreements were made in relation to the live and fresh foodstuffs agency business, there has been a change of the operation mode from the sale and purchase of commodities to pure agency business for which commissions was charged, thus avoiding the risks associated with trading business without affecting the gross profit, and any relevant amounts which would have been recorded as turnover under past practice were recorded as commission, resulting in HK$323,027,000 fall of the turnover of the live and fresh foodstuffs distribution business and HK$355,610,000 decrease of the Group's consolidated turnover to HK$389,555,000 for the period. If comparison was made with last year using the same criteria, the turnover of the live and fresh foodstuffs distribution business would only have recorded a fall of HK$3,710,000.

Tinplating

In the first half of 2004, the tinplate production of the Group's subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd., amounted to 45,280 tonnes and its sales amounted to 44,503 tonnes, both representing a decrease of 8.2% as compared with the corresponding period of last year. The turnover was HK$281,179,000, representing an increase of 1.7% as compared with the corresponding period of last year. The operating profits decreased by HK$4,441,000 as compared with the corresponding period of last year, representing a decrease of 14.0%. The decrease was mainly due to the shortage of raw plates and the significant increase of the prices of raw materials, such as raw plates, crude oil and tin ingots. The increase of costs was comparatively larger than that of selling prices.

The tinplating business remained to be the core business which made the greatest contribution to the Group's profit with the most promising prospects and it therefore will be our focus of development in future. In the first half of the year, the tinplating business maintained its brisk momentum, which was unaffected by the State policy of macro-economic adjustments and control. However, owing to the hot sales of steel products worldwide, the supply of raw plate was tighter than last year. Faced with this problem, the management paid special attention to the globalization of the raw plate procurement on one hand, and to increasing the use of raw plates produced in China on the other hand. In order to increase the supply of raw plates, we sent delegations to visit steel companies around the world to open up new sourcing channels. We also organized tests on PRC-produced raw plates. Our efforts produced preliminary results. The Company looks forward to procuring an adequate supply of raw plates by the middle of next year when our new production line commences operation, which would bring forth an increase of our tinplate output.

BUSINESS REVIEW *(continued)*

Tinplating *(continued)*

The first half of the year saw the commencement of the project for the construction of a new tin-free steel production line, which will be capable of achieving an annual output of 80,000 tonnes. Currently, we have completed the invitation to tender exercise for 4 major items and the infrastructure site clearing. The invitation to tender for factory building construction will be completed by September. High-calibre employees have been recruited for the new production line, and their practice and training has already commenced.

Property Leasing

The Group's leasing properties included plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In the first half of 2004, the total revenue of leasing properties owned by the Group was recorded at HK$12,645,000, which decreased by 17.5% as compared with the corresponding period of last year. The operating profit of leasing properties totalled HK$7,841,000, which decreased by 27.3% as compared with the corresponding period of last year. The decrease was mainly attributable to the fact that the leasing contracts of some of the leased plants of Shan Hai entered into ten years ago were expired while the new leases reduced the unit area rent in accordance with market rate.

Live and Fresh Foodstuffs Distribution

In the first half of 2004, the turnover of live and fresh foodstuffs distribution business was recorded at HK$19,704,000, which decreased by HK$323,027,000 as compared with the corresponding period of last year, representing a decrease of 94.3%. This was principally attributable to a change of the operation mode in the year from the sale and purchase of commodities to pure agency services on commission basis. If comparison was made with last year using the same criteria, the Group would have recorded a fall of HK$3,710,000 in turnover, representing a decrease of 15.8%. In the first half of the year, faced with the outbreak of the bird flu in the beginning of the year, the Group further downsized its personnel to lower its operating costs on one hand, while seeking to increase its quota for importation of live pigs from Guangdong to meet the increasing demands for pork on the other hand, in order to increase the income from livestock business to offset the loss in poultry business caused by the bird flu. In the first six months of the year, the operating profit of live and fresh foodstuffs distribution was recorded at HK$6,377,000, which increased by HK$1,883,000 as compared with the corresponding period of last year, representing an increase of 41.9%.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures to open up new sources of revenue and reduce costs, as well as to explore various possibilities to enhance benefits, the Company continued to stabilize its live and fresh foodstuffs agency business so as to maintain its competitiveness and provide the Group with a stable source of profit.

BUSINESS REVIEW *(continued)*

Feed Production

In the first half of 2004, the turnover of the Group's subsidiary, Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Jiafeng"), amounted to HK$61,312,000, representing an increase of 7.7% as compared with the corresponding period of last year. However, as the majority of the farming households ran into operating difficulties in the beginning of the year owing to the serious outbreak of bird flu, the Group had to make a provision for bad debts of HK$4,674,000 and recorded an operating loss of HK$1,647,000.

The management considered that the feed production industry relies heavily on raw materials processing and its gross profit is very low. The fluctuation of raw material prices is difficult to control. In addition, since the customers are stricken by bird flu from time to time, the account receivables were subject to substantial risk exposure. Therefore, the Group decided last year to gradually withdraw from the feed production business. However, the outbreak of bird flu in the beginning of year fenced off the majority of potential purchasers. The Group will continue its efforts in the second half of the year to actively seek a purchaser for the sale of Guangnan Jiafeng in its entirety.

Foodstuffs Trading

In the first half of 2004, as affected by the outbreak of bird flu, the Group's foodstuffs trading business recorded a turnover of HK$15,397,000, representing a decrease of 47.7% as compared with the corresponding period of last year. The operating loss was HK$73,000, indicating a return to loss.

The management considered that the foodstuffs trading business is a less profitable non-core and non-advantageous business, contributing less profit to the Group. The management decided to conduct a resources realignment exercise for the foodstuffs trading business and, when conditions mature, to withdraw gradually from the business.

Livestock Farming

The Group's only livestock farming company – Gaoyao Guangnan Stock Development Co., Ltd was closed during the period under review, and a contract was concluded on 23 July 2004, pursuant to which the 51% equity owned by the Group in the company would be sold to a party which is not connected with the Company for RMB1,560,000. As such, the Group has withdrawn completely from the livestock farming business.

FINANCIAL POSITION

As at 30 June 2004, the Group's total assets amounted to HK$954,814,000, and total liabilities stood at HK$234,407,000, representing a decrease of HK$1,161,000 and HK$98,935,000 respectively when compared with the position as at the end of 2003. The net current assets of the Group increased from HK$126,507,000 as at the end of 2003 to HK$211,388,000, and the current ratio (current assets divided by current liabilities) increased by 55.2% when compared with the position as at the end of 2003. The Group has a very sound financial position, paving the way for future business expansion.

FINANCIAL POSITION *(continued)*

Liquidity and Financing Resources

As at 30 June 2004, the Group maintained cash and cash equivalent balances of HK$290,315,000, an increase of 14.1% from the cash and cash equivalent balances as at the end of 2003. During the period under review, the major cash outflow was a repayment of HK$23,250,000 to a fellow subsidiary.

As at 30 June 2004, the Group's interest-bearing borrowings totalled HK$7,878,000, being repayment on demand and carrying interest at an annual rate of 7.5%. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased significantly from 9.6% as at the end of 2003 to 1.1%.

As at 30 June 2004, the Group's total available credit facilities amounted to HK$213,025,000, of which HK$76,609,000 have been utilized. The unutilized facilities amounted to HK$136,416,000. With its cash and cash equivalent holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charge on Group's Assets

As at 30 June 2004, certain of the Group's fixed assets with net book value of HK$2,827,000 were pledged to secure general banking facilities amounting to HK$9,046,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40,000,000 as at 30 June 2004 has been pledged with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court as a security provided for the legal preservation applied by the Group in a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2004, the Group has a total of 548 full-time employees, increased by 4 as compared with the end of 2003, of whom 25 were based in Hong Kong and 523 were based in mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2004, the Group continued to implement control on the staffing, headcount and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out for the management. Through the assessment of the performance of each subsidiary and based on the net cash flow from operation and profit after tax, performance bonus was calculated at applicable rate on different profit levels. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants to continue their contribution to the Group.

FUTURE PROSPECT

The operation environment in the second half of 2004 is still challenging. Due to the shortage of raw materials for tinplate and increase of prices, tinplating business will experience a "bottle neck". Following the realignment of our business structure, the gradual withdrawal from feed production and foodstuffs trading, the turnover of the year was affected to a certain extent. Aiming at alleviating unfavourable factors of production and business in 2004 by taking an active role and advocating our future development, the Group decided to adopt the following measures: (1) Problems on the shortage of raw materials for tinplates will be actively solved, such as by exploring various sources to import raw materials and alternate materials. Besides, the management will review the possibility of using local raw plates and search of market and production potential to realize our current target. (2) To organize for and construct exclusive tin-free steel production line without affecting day-to-day production, aiming at commencing production at the earliest opportunity to achieve our targets on effectiveness. (3) Five-year plan on corporate development will be implemented, organized and carried out. The Group dedicates to develop new products and varieties of tinplate and its related business with promising market prospects. The Group firmly believes, by virtue of the advantage that our tinplate products were granted as brand name products in Guangdong Province in 2003, comparative advantage in producing tin-free steel in China and the sound financial position and strong management team, the Group will realize our aims to establish a professional corporate in the foreseeable years.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(I) Long positions in shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	800,000	0.009%

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jianqin	200,000	0.003%

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

(II) Long positions in options relating to ordinary shares of the Company

Name of Director	Date of share options granted#	Number of share options: Held on 1 January 2004 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total considera-tion paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the period number of share options: Exercised '000	During the period number of share options: Lapsed '000	During the period number of share options: Cancelled '000	Number of options held on 30 June 2004 '000	Share price: At options grant date (**) HK$	Share price: At options exercise date HK$
Liang Jiang	06/02/04	–	20,000	06/05/04 to 05/05/09*	10	0.1582	–	–	–	20,000	0.155	–
Tan Yunbiao	06/02/04	–	15,000	06/05/04 to 05/05/09*	10	0.1582	–	–	–	15,000	0.155	–

\# The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** The share price disclosed as at the date of grant of share options is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 30 June 2004, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Approximate % of issued share capital	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	5,364,948,680	59.51%	Long position
GDH Limited ("GDH")	5,364,948,680	59.51%	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, as at 30 June 2004, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

SHARE OPTION SCHEMES

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") enabling the Company to attract, retain and motivate high calibre and talented participants to make contributions to the Group. On the same day, the shareholders of the Company also passed a resolution to terminate the share option schemes that were adopted by the Company on 21 November 1994 (the "1994 Share Option Scheme") and 24 August 2001 (the "2001 Share Option Scheme"). Please refer to the circular of the Company dated 19 May 2004 for further details.

During the period, no share options were outstanding under the 1994 Share Option Scheme and no share options were granted under the 2004 Share Option Scheme by the Company.

As at 30 June 2004, the following share options were outstanding under the 2001 Share Option Scheme:

Category	Date of share options granted#	Number of share options: Held on 1 January 2004	Number of share options: Granted during the period	Exercisable period of share options	Total considera-tion paid by each grantee for share options granted	Price per share to be paid on exercise of share options	During the period number of share options: Exercised	Lapsed	Cancelled	Number of options held on 30 June 2004	Share price: At options grant date (***)	Share price: At options exercise date
		'000	'000		HK$	HK$	'000	'000	'000	'000	HK$	HK$
Employees and other participants	24/08/01	33,500	–	26/11/01 to 25/11/06*	10	0.1495	–	–	–	33,500	0.185	–
	06/02/04	–	71,900	06/05/04 to 05/05/09**	10	0.1582	–	–	–	71,900	0.155	–

\# The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

*** The share price disclosed as at the date of grant of share options is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.

SHARE OPTION SCHEMES *(continued)*

In assessing the theoretical aggregate value of the share options granted during the period, the Black-Scholes option pricing model has been used.

Date of Grant	:	06/02/2004
Vesting Period	:	06/02/2004 – 06/05/2004
Exercise Period	:	06/05/2004 – 05/05/2009
Exercise Price	:	HK$0.1582 per share

	At 6 February 2004 *(Note (2))*
Number of share options	106,900,000
Theoretical value of share options	HK$0.0725 per share
Total theoretical value of share options	HK$7,750,250

Notes:

(1) The closing price of the ordinary shares of the Company immediately before the date on which the options were granted was HK$0.155.

(2) According to the Black-Scholes model#, the total theoretical value of the options was estimated at HK$7,750,250 as at 6 February 2004 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	2.831%*, being the approximate yield of 5-year Exchange Fund Note traded on 06/02/2004
Expected Volatility	:	49.96%, being the annualised volatility of the closing price of the ordinary shares of the Company from 06/02/2003 – 06/02/2004
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.24 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the ordinary shares of the Company over the period of 06/02/2003 – 06/02/2004.

(3) No forfeiture clause was contained in the relevant share option scheme.

\# The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. It should be noted that the Model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the Directors' opinion, the Model gives the theoretical value of the share options only and should not be interpreted as the market or actual value of the option.

* According to Rule 17.08 of the Listing Rules, the risk-free rate should be the rate prevailing on debt securities issued by the state, such as the Exchange Fund Notes in case of Hong Kong based entities.

CORPORATE GOVERNANCE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with Appendix 14 of the *Listing Rules of the Stock Exchange, except that the non-executive Directors are not appointed for* specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules of the Stock Exchange as the code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the period under review.

The Group's interim report for the six months ended 30 June 2004 has not been audited but has been reviewed by the audit committee and the Company's auditors, Messrs. KPMG.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of its securities during the six months ended 30 June 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's securities during the period.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 17 September 2004

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司